EXHIBIT 99.7

The California
Opportunity

April 2010

by: Kenneth T. Rosen Randall Sakamoto Olivia O’Bryon Amber Schiada-Eversole Melinda Gilbert

Rosen Consulting Group 1995 University Avenue Suite 550 Berkeley, CA 94704 510 549-4510 510 849-1209 fax

www.rosenconsulting.com

© 2010 Rosen Consulting Group

The California Opportunity – Executive Summary

California

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California’s diverse economy produced $1.8 trillion in goods and services in 2008, making it the world’s eighth-largest economy. Leading economic drivers are professional and business services, technology innovation and investment, media and information industries, international trade, agriculture, tourism and travel, and medical/scientific research and development. The vast pool of skilled and educated residents in the technological fields will help to lead the recovery, particularly given the innovative and entrepreneurial spirit of many of the state’s workers.

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California is the most populous state in the nation. According to projections from the state, the population is expected to grow an average of 1.1% annually between 2010 and 2050, increasing to 59.5 million by 2050. California is an international gateway that serves as the first point of entry for many international in-migrants and immigration is especially important to California’s demographic character. California will continue to be an attractive state for people to live and work in, despite the current bout of economic weakness.

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California has survived many periods of deficit spending and weak tax revenue, signaling that the current situation is part of an ongoing pattern of up and down years for the state. Financial crises followed by surpluses reflect the cyclical nature of the state government in California and the current downturn is reflective of this historical economic pattern. Although the state may appear on the brink of bankruptcy, this is not the likely outcome, though the budget crisis is severe.

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Commercial real estate assets nationwide and in California are facing problems because of job losses, and consequently higher vacancy rates, as well as limited capital availability. A wave of publicly and privately held debt is coming due during the next five years. Approximately $195 billion in commercial mortgage maturities are scheduled for 2010, the majority of which is held by banks. The total amount is expected to increase to $220 billion in 2011, and peak at $225 billion in 2012 and 2013, before slowly declining thereafter. As more loans come due, and occupancies and rental income deteriorate, the level of commercial assets in distress will likely increase. These distressed assets will be seen as opportunities for those investors with access to capital and the willingness to take on risk. Additionally, investors with solid operating acumen and the capital ability to take on these distressed properties could benefit most from entering the market within the next year as fundamentals reach bottom, and then develop these assets into high-performing properties once economic conditions improve.

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The outlook for California is bright, particularly given the state’s diverse and adaptive economy, creative and resilient population, and dynamic clusters of existing businesses in the knowledge industries. Although challenges will persist through the short term, conditions are expected to improve during the next couple of years, with hiring regaining traction by 2011. Looking forward, we expect that the innovative nature of many of the state’s main industries will spark a strong recovery, with firms in the clean tech, biotech, and health care clusters leading the way in job expansion.

•	The state is a significant player in each of the industries that are likely to achieve accelerated growth in the coming years and shape the way we live in the future.

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Healthcare and clean energy-related tech firms will likely be among the first to expand, helped by government incentives, as well as an explosion of new innovation. Clean energy technology is in growing demand globally and an expanding hub of related employment already exists within the state. For firms specializing in healthcare technology, the transition of the large baby-boomer population into older adulthood will likely help to increase demand for these innovations as the need for medical services grows.

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The state is the worldwide center for entertainment employment. Additionally, the innovative workforce has applied many advances in digital technology and other tech-related products to produce significant advancements in areas such as computer animation and bridged the gap between gaming and traditional entertainment such as movies. California should remain the hub of new media as the state has the creative talent necessary to captivate audiences via content while utilizing and innovating new technologies for content delivery.

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As hiring accelerates and the demand for goods and services increases, GSP growth is expected to pick up as well, climbing from 1.5% in 2011 to 2.5% in 2014. The rate of GSP growth will likely lag national GDP growth through the forecast period.

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The current challenges facing the State of California are part of a cyclical pattern that will segue way into a new era of innovation and entrepreneurialism. California is among the most sought-after places in the country to live and work, helping to attract and retain a highly talented, creative and entrepreneurial workforce. Innovation is a key component of the work culture in the state, historically giving way to new products, industries and sources of employment.

Los Angeles

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Los Angeles payrolls totaled almost 3.9 million as of December 2009. Major economic drivers include trade, media-related industries, professional and business services, educational and health services, and tourism. We do not believe the current recession will exhibit the same level of decline seen during the early 1990s recession, with only 264,300 job losses expected

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between year-end 2007 and 2010 based on our forecast, compared with 387,000 jobs lost between year-end 1990 and year-end 1993.

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Looking forward, we expect job declines to decelerate but continue through 2010, with the economy losing an additional 9,000 positions from year-end 2009 through year-end 2010. We believe that most employment sectors will lose jobs during that period, with the educational and health services sector adding jobs at the healthiest pace because of continued strong demand for medical services and growth in the private education subsector. Total employment growth should resume in 2011, accelerating from 0.2% to 0.9% by 2014, with all sectors except manufacturing adding jobs by the end of the forecast period.

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The entertainment industry is one of Los Angeles’s core economic strengths and one of the region’s most high-profile sectors. The media and entertainment industry employed more than 161,000 people as of 2008 in the motion picture and sound industries, broadcasting, and as independent artists, writers and performers. In addition, the video game and digital media development industries are in growing demand as more film studios utilize digital effects and computer-generated graphics to complete their films. In fact, digital media is expected to be a driver of the economic recovery during the coming years, with consumer demand for digital content on the rise even in spite of the current recession.

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Job losses contributed to weaker demand in the overall office market, reflected in the vacancy rate increasing to 17.0% by the fourth quarter of 2009, compared with 12.6% at year-end 2008. The average overall asking rent declined by 6.9% from year-end 2008 through the fourth quarter of 2009. Weak demand through 2010 should push rents down by an additional 1.9%. The current vacancy rate is nearing historical highs, but we do not expect the rate to exceed that reached during the last two recessions. As the economy recovers and job growth accelerates beginning in 2011, increased tenant demand should push the vacancy rate down to 13.4% by 2014, and rents should grow at an average annual rate of 3.4%.

Orange County

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The small geographic size and large population means that Orange County is one of the most densely populated counties in the nation in spite of its image as a suburban haven. The leisure and hospitality industry feeds into Orange County’s second-largest sector, trade, where retail trade makes up roughly two-thirds of the total jobs within that sector. Orange County also boasts a large concentration of professional and business services and financial activities sector employment.

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Employment growth is expected to be flat in 2010 and then pick up by 2012 as nearly all sectors add jobs. We are expecting hiring to accelerate from the mid-1% range in 2012 to 2.0% by 2014. In terms of employment sectors, we believe that the educational and health services sector will lead the way in terms of employment growth, followed by the professional and business services sector. Within the employment sectors, industries such as technology and medical devices, should be the employment growth leaders.

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Weak tenant demand continues to erode office market fundamentals in Orange County, with the vacancy rate increasing 3.7 percentage points during 2009 to 20.2%. Reflecting this weakness in demand is the falling average asking rental rate, which declined by 15.3% by the fourth quarter compared with year-end 2008 to $25.95 per square foot. We expect absorption to be somewhat slower in the next growth cycle, and the vacancy rate is not expected to fall below 20% until 2012. Weaker demand conditions will likely keep rents near 2004 and 2005 levels during the near-term forecast period. We expect rent growth will be minimal in 2011, at 1.4% annually, increasing to 3.7% growth in 2012, 5.2% growth in 2013 and 6.0% growth in 2014.

San Diego

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San Diego has a diverse economy, with a dynamic mix of innovative employers in the biotech and high-tech industries, as well as a strong government, military, and defense presence. Throughout most of the past two decades, San Diego outperformed the nation in job creation. San Diego was among the first markets in the country to be affected by the housing downturn. Despite early signs of improvement in the housing market, the real estate downturn is still the main drag on the local economy. In spite of the downturn in civilian employment, the military generally provides a steady source of jobs both directly and indirectly to the region, with an estimated one in four local jobs tied to the strong military presence.

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Looking forward, we expect the economy in San Diego to stabilize in 2010, with employment growth picking back up by 2011. San Diego is home to one of the nation’s most diverse technology clusters, with firms in the biotechnology, software, Internet, communications, information technology, aerospace and defense sectors. Although the initial rebound will be slow, we expect long-term health to return to the region led by the area’s innovative firms. Between 2011 and 2014, employment is expected to increase an average of 1.6% annually.

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Given the ongoing weakness in the economy, the vacancy rate reached 21.3% during the fourth quarter of 2009. For the suburban submarkets, the downturn has been more severe, largely because construction was focused in these areas during recent years, and tenant demand is more cyclical than in the CBD where tenants are mainly government and legal users. However, the good news for both markets is that the vacancy rate is expected to peak by year-end 2010, reaching 16.9% downtown and 22.8% in the suburbs, marking a pivotal shift in these markets as demand begins to improve next year. We expect the vacancy rate to decrease to 9.7% downtown and 12.7% in the suburbs by 2014. Overall rents will likely be weak through the short term, declining 3.5% in 2010. As occupancy

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stabilizes, rent growth will likely resume, averaging 4.4% annually between 2011 and 2014. We expect rent growth to recover most quickly downtown, averaging 4.9% annually during this period, compared with 4.3% annually in the suburbs.

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Even with short-term challenges, the office market in San Diego is poised for long-term growth. The medium- to longer- term employment outlook for the region is healthy, signaling the potential for strong improvement in demand in the years to come.

San Francisco

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The San Francisco metropolitan division contains a population of 11.8 million and a workforce of approximately 934,000 as of year-end 2009. Top research universities in the Greater Bay Area such as UCSF, Stanford, UC Berkeley, UC Davis and UC Santa Cruz not only provide a source for innovative technologies, but also help to educate and sustain the area’s high-skilled labor force.

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There is a significant presence of firms in the high-technology manufacturing, software, biotechnology, clean technology and multimedia production and design industries within the San Francisco metropolitan division. Biotech firms cluster in the region in order to take advantage of the highly skilled workforce as well as to benefit from the synergies created by nearby research universities. Incorporating elements of high-tech manufacturing and software development with more traditional arts and media, local multimedia firms leverage existing local clusters and skill sets. San Francisco has a large concentration of social media headquarters located within the city.

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Within the San Francisco metropolitan division, 44,000 jobs were eliminated during 2009, or 4.6% of total employment. Job growth should resume in 2010 with a 0.5% increase in total employment and the addition of more than 4,900 jobs that year. Thereafter, we expect total employment growth to increase by an average of 1.3% annually through 2014.

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As of the fourth quarter of 2009, the total office vacancy rate increased 230 basis points from year-end 2008 to 15.5%, in spite of a low level of new supply. The total office vacancy rate should trend downward to 10.4% in 2014 as a result of resumed job growth and very limited construction. Rent growth should follow a lagged pace, with an annual decrease of 4.0% in asking rents in 2010. Subsequently, we expect the average asking rent to rebound in line with office-using employment. In the long term, much of the new office space expected to come online in the overall office market during the next ten years will be concentrated in the Mission Bay area. The expansion of San Francisco’s biotechnology cluster should counter the effects of this new supply, while continued growth in the high-tech, multimedia, entertainment, advertising and clean tech clusters fuels demand for office space throughout the metropolitan division.

San Jose

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The economy in the San Jose metropolitan area is dominated by tech employment, making the region highly susceptible to the changes in the business cycle. Given our outlook that the innovative tech industry will help lead the national recovery, the San Jose region is well-positioned for growth in the coming years. The San Jose metropolitan area is ranked third in educational attainment nationally based on the percentage of the population with a bachelor’s degree or higher.

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Overall, total non-farm payrolls declined by 3.9% year-over-year, reflecting the loss of 35,200 jobs. By year-end 2010, we expect total employment growth to return to positive territory, increasing by 0.8% followed by a 1.1% increase in total payrolls by 2011.

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The Web 2.0 and clean technology firms are expected to drive future economic expansion. Clean tech firms, in particular, will likely be among the first to expand, with increased demand for clean energy resulting from new federal and state incentives. Even in light of challenges, the region is still the largest tech center in the country, with major firms likely to continue to attract start-ups seeking proximity to larger names in the years to come. The region will likely always be prone to boom and bust cycles, and the current downturn is not an exception.

•	Venture capital is vital to the entrepreneurial economy in the region, and Silicon Valley is home to some of the most notable financial backers in the world.

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Anemic leasing activity and the addition of 1.5 million square feet of new office space in 2009 pushed the overall vacancy rate to 22.2% during the fourth quarter. For the most part, tenants with expiring leases are choosing to renew existing leases instead of relocating, contributing to weak leasing activity at newly completed properties. Overall suburban rents declined 13.7% year-to-date through the fourth quarter. The overall vacancy rate is expected to increase only slightly to 22.4% in 2010. Competing for tenants, office owners will be forced to lower lease rates. We expect overall rents to decline by 4.9% in 2010. As the local economy recovers through the latter part of the forecast period, the expected rise in office employment combined with no new construction activity should bring the vacancy rate to the mid-teens and overall rents to nearly $30 per square foot by 2014.

Oakland

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The region is home to more than 2.5 million people, and boasts a highly educated workforce, with approximately 39.1% of the population over the age of 25 years-old holding a bachelor’s degree. The East Bay is typically the lower-cost alternative to San Francisco, and its industry mix revolves around trade activity, educational and health services, and government.

•	The East Bay unemployment rate reached 11.8% in December 2009, the highest level since the recession in the early-1980s.

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As job growth returns in 2010 and accelerates through the forecast period, the unemployment rate is expected to decline accordingly, falling to 8.9% by 2011. The rate of job losses slowed in recent months, and we believe the economy is poised for a rebound in 2010, with employment growth accelerating in 2011 through 2014, averaging 1.2% annually.

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The vacancy rate as of the fourth quarter of 2009 stood at 18.7%, surpassing its tech-bust high. Accordingly, asking office rents dropped 12.1% year-over-year to $23.47 in the fourth quarter of 2008 and are expected to fall through 2010. Oakland’s office market should see minimal new construction through 2012. We expect absorption to slowly and steadily ramp up through the forecast period, as companies in high-growth sectors seek cost efficient space and back-office operations continue to grow in the area. We predict a fall in the vacancy rate to 15.1% in 2014, while annual rent growth accelerates to 3.7%. In the near term, we expect the East Bay market to slowly recover, with more substantial growth occurring beyond our forecast horizon.

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The California Opportunity

California Economy

California boasts the largest labor force of any U.S. state, and accounts for roughly 13.0% of the national gross domestic product. Although employment conditions are currently weak, California’s economy has a history of resilience in the course of several boom and bust cycles. The current downturn is reflective of the national economic situation, and despite the currently high level of unemployment and job losses, the California economy, along with the national economy, should rebound and expand again within the next two years.

Historical Conditions

California’s diverse economy produced $1.8 trillion in goods and services in 2008, making it the world’s eighth-largest economy ahead of Russia, Spain, Brazil and Canada. California’s non-farm labor force totaled more than 13.8 million people as of December 2009, accounting for approximately 10.7% of national workers, or more than 1 out of every 10 jobs. The majority of the state’s jobs are in service-producing industries, while goods-producing industries account for less than one out of every five positions. Mean per capita income in California has typically been higher than in most other states, and as of 2009, the level was the 11th-highest nationally, while Washington, D.C., Connecticut, and Massachusetts — typically white-collar employment states — had the highest mean per capita incomes. California’s per capita income, though, was 11.3% higher than all states, on average, during 2009.

Leading economic drivers are professional and business services, technology innovation and investment, media and information industries, international trade, agriculture, tourism and travel, and medical/ scientific research and development. High-technology, including software and semiconductor development and manufacturing, and the associated venture capital investment are primarily clustered in the Northern California region. A high concentration of biotechnology and medical research clusters are located in the area, particularly near universities. Additionally, Northern California has agriculturally focused industries, including winemaking and independent organic farming. Southern California has a large media cluster, particularly focused on entertainment ventures including filmmaking, television production and editing, and music production. In addition, Southern California’s biotechnology cluster, primarily centered in San Diego but with a smaller cluster in Los Angeles, is a strong and growing contributor to California’s overall economic health. Both Northern and Southern California are important trade centers, with the Ports of Oakland, Los Angeles and Long Beach serving as three of the largest port complexes in the nation. California’s Central Valley and Central Coast is a large agricultural hub, sometimes referred to as “America’s salad bowl”, growing a large majority of the nation’s fruit and vegetable food supplies. Additionally, food manufacturing and processing plants have a large presence in the region because of their need for proximity to fresh food sources. Tourism is a major industry throughout most of the state, and visitors are attracted to the various theme parks and beaches in Southern California, the historical sites in San Francisco, and the numerous state and federal parks sprinkled throughout the state’s approximately 158,000 square miles.

Historically, job growth in California has mirrored the national trend, outpacing the rate of national job creation during several cycles, including the period following the mid-1970s recession, the late 1980s recession, and during the late 1990s. Between year-end 1969 and year-end 2009, average annual job growth in California outpaced the national rate by 24 basis points. Although California has a history of outpacing national job creation, economic downturns in the state are typically more severe than nationally, reflective of the presence of highly specialized industries that are prone to volatility. Two examples of this phenomenon included the contraction of the defense and aerospace manufacturing industries in the 1990s, and the decline of the technology manufacturing industry following the dot-com bust in 2001.

California’s defense and aerospace industry declined markedly following the end of the Cold War, exacerbating the unemployment situation in California on the heels of a national recession. Although the national recession officially ended by March 1991, the sharp contraction in California’s manufacturing sector, largely tied to the defense and aerospace industries, continued and contributed to a prolonged recession in the state. The manufacturing sector contracted at a 4.8% compound annual rate between year-ends 1990 and 1993, or by 13.7% cumulatively during the period, shedding roughly 265,000 jobs. Comparatively, manufacturing jobs nationwide declined at a 1.1% compound annual rate, or by 3.3% cumulatively during the same period. The decline of the defense and aerospace industries, the emergence of offshore manufacturing by domestic firms and

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rise of low-cost foreign manufacturers, and the national recession all contributed to a prolonged recessionary period in California during the early 1990s relative to the nation. However, following this period, California’s economy made a strong recovery, with the total number of jobs increasing at a 3.0% compound annual rate between year-ends 1994 and 2000, adding approximately 2.6 million jobs, compared with 2.2% compound annual growth nationally. California’s rate of recovery during this time exceeded the national rate, and accounted for approximately 13.3% of national job growth during the same six-year period.

A similar trend occurred during the period following the tech bust in 2001. California’s highly concentrated technology manufacturing industry experienced exponential growth in the late 1990s through 2001, but fell hard when the bubble burst, which was compounded by the events of 9/11 when the national economy fell into recession. Manufacturing employment contracted at a 6.7% compound annual rate, or by 18.7% on a cumulative basis between year-ends 2000 and 2003, shedding about 351,000 jobs, relatively close to the national trend during the same period on a percentage basis. Tech-related job losses hit the Northern California region particularly hard during this period. Although manufacturing employment declined by about 134,000 jobs in San Francisco, the East Bay, and Silicon Valley combined, the region’s other employment sectors that feed off of the health of the technology industry suffered as well, bringing total job losses to more than 409,000 during the three-year period. Comparatively, Southern California, as a combination of Los Angeles, Ventura, Orange County, the Inland Empire, and San Diego, shed roughly 175,000 manufacturing jobs, but because the region was less tech-oriented, job losses in relation to high-technology or Internet activities were far fewer. In fact, Southern California gained almost 66,000 jobs on net during the three-year period, offsetting the severe losses in Northern California.

California’s manufacturing industry has not recovered since the tech bust, particularly as more firms have utilized offshore manufacturing to reduce costs. However, other employment sectors offset the losses in manufacturing to such a degree that employment growth between year-ends 2003 and 2007 averaged 1.4% annually, adding more than 794,000 jobs during the period. Professional and business services are closely tied to the technology industry, and the sector suffered more than 198,000 job losses between year-ends 2000 and 2003. Although manufacturing employment continued to decline following the tech-boom period, the professional and business services sector gained all of the jobs lost during the recession, and 4,000 more, by 2007. The leisure and hospitality, educational and health services, and trade sectors all contributed to strong employment growth as well, adding nearly 471,000 jobs. Even though California has a variety of specialized industries, the overall economy is still quite diverse, and this factor will continue to support long-term growth in the state.

Current Conditions

California is currently in recession, with job losses totaling more than 1.3 million since losses began in May of 2008. The unemployment rate reached 12.3% in December 2009, the highest rate since 1946, compared with the national rate of 10.0% during the same period. However, the California unemployment rate has historically been higher than the national rate, averaging 1.0 percentage point higher on a monthly basis since 1969. This is largely a result of the state’s strong population growth, however, and its subsequently more rapidly growing labor force, rather than a result of poor economic conditions.

Southern California and the Central Valley led the state into recession as a result of a weak single family housing market. As prices began to fall, development halted, and many construction jobs were lost. Further, as the subprime crisis reached a climax, the financial markets nationwide began to suffer, and this was also the case in California’s financial activities sector. Lack of capital availability seeped into Northern California’s venture capital industry, reducing funding for tech-based start-ups and other ventures. As the national recession worsened in 2008 and into 2009, California suffered from

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weaker trade volumes, lower home prices, state budget cuts, and subsequently, mass layoffs, wage cuts, and reduced worker hours. However, the worst may be behind the state, and we expect slow growth to begin in 2010, with a stronger economic expansion beginning in 2011.

Despite the current economic weakness, California is poised for long-term growth. Several industries and employment sectors support the overall health of the economy, and we expect these sectors will drive growth going forward.

Major Industries

Several employment sectors drive California’s growth, including professional and business services, trade, educational and health services, and leisure and hospitality. The growth of these sectors accounted for more than 84% of the state’s total job creation during the last expansion between year-ends 2003 and 2007. In addition to the specific sectors that drive growth, several industries are highly concentrated in California relative to the nation, and are important pillars of the overall economy, even if employment growth is not always positive. The nearby chart indicates that as of December 2009, government had the highest concentration at 17.9% of total employment, followed by professional and business services at 14.7%, and educational and health services at 12.7%.

Professional and Business Services

The professional and business services sector accounts for roughly 14.7% of total employment, and is the state’s second-largest sector behind government. Professional and business services includes legal, consulting, accounting, engineering, computer design, research and development, management, administration, and support services for companies, and is a significant component of employment throughout the state. During the 1990s, the sector did not suffer losses to the same degree that manufacturing or financial activities did, shedding only 16,400 positions during 1991 and 1992. During the period leading up to the tech-boom, the sector expanded by more than 775,000 jobs or by 52.0% on a cumulative basis.

Tech-based firms rely heavily on the engineering, computer design, and software development skills of professionals within this sector, and the build-up of the tech industry during the late 1990s drove sector growth. This is evident in the quicker pace of expansion in this sector from 1995 through 2000, when annual growth averaged 5.9% annually, and the sector added more than 658,000 jobs. Accordingly, when the Internet bubble burst in 2001, the sector contracted at an average annual rate of 3.0% from 2001 through 2003, with job losses exceeding 198,000. However, the relatively small number of jobs lost compared with the number gained during the previous growth cycle is a testament to this sector’s resilience and significant role within California’s economy.

Professional and business services accounted for the strongest absolute growth during the last expansion between year-ends 2003 and 2007, adding approximately 202,400 positions. Job losses accelerated in 2009, and the sector contracted by 6.8% year-over-year in December 2009.

Financial Activities

The financial activities sector includes insurance, securities, real estate leasing and sales, and banking positions, and accounts for 5.7% of total employment. The housing market morass in California and nationwide contributed to the decline of the financial activities sector since 2006, with the sector shedding 159,100 jobs through December 2009. A similar trend occurred in the early 1990s, when job losses totaled more than 89,000 from year-end 1990 through 1996. During the early 2000s recession, though, the sector did not lose any jobs, but instead expanded at an average annual rate of 2.5%. Growth was weakest in 2000, at 1.0%, but following the tech-bust, many investors shied away from tech stocks, instead investing in real estate. As the housing bubble grew, many financial firms, including mortgage companies, commercial banks, and

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real estate-related professionals, reaped the benefits of increased demand for housing. Once the housing bubble burst, however, job losses ensued. We believe the sector will reach bottom by year-end 2009, and should expand again beginning in 2010, and at a quicker pace beginning in 2011.

Government

The government sector is California’s largest sector with 17.9% of total employment as of December 2009. The government sector includes federal, state and local government employees, as well as public sector education. Employment in this sector has historically been less volatile than in most sectors, partially because its employees provide necessary services to a growing population. Nonetheless, the government sector contracted by 1.7% year-over-year in December 2009, and job cuts could have been higher if not for forced furlough days and other means of cutting hours and wages. The cause of this decline was the state’s ongoing multibillion dollar budget deficit, and the recession resulted in decreased tax revenues and local budget shortfalls. In order to meet financial obligations, lawmakers passed measures that cut huge sums from areas of the state’s budget causing layoffs in the government sector. Since 1997, the government sector has grown every year except in 2003, when a similar deficit led to trimmed budgets for many areas of California’s state and local governments.

This sector grew by an average of 34,500 employees per year from 1999 to 2007, with the largest gains posted in the late 1990s, a period of fiscal health. Government sector employment contracted year-over-year in December 2009 by 1.7%, but should begin to rebound in 2011 alongside resumed economic growth. Continued population growth should fuel the need for government services and public education, while rising tax revenues will help to close some of the gaps in the state’s budget. Additionally, expanded public programs from federal stimulus dollars as well as increased regulatory oversight should lead to more substantial employment expansion. We expect these factors to cause extended growth in the government sector through the long term, although the rate of growth may be subject to political shifts.

Trade

California is a gateway to Asia, and has three of the largest West Coast ports. The Ports of Los Angeles and Long Beach and the Port of Oakland serve as major trade centers, with cargo volume through the ports totaling more than 13.5 million twenty-foot equivalent units in 2009. The Ports of Los Angeles and Long Beach support approximately 496,000 direct and indirect jobs throughout the five-county Southern California region, according to a study by the Los Angeles Economic Development Corporation. The Port of Oakland, likewise, plays a significant role in Northern California’s trade industry. Trade through these ports is concentrated with Asian countries and cargo moving through California ports is transshipped to every state in the nation.

In addition to the ports, several international airports in the state also support wholesale trade activity, including the Oakland International Airport and the Los Angeles International Airport. The Oakland International Airport handled roughly 622,030 metric tons of international and domestic cargo trade during 2008, while the Los Angeles International Airport recorded 1.5 million tons of international and domestic freight and mail cargo during 2009. In addition, an average of more than 559,000 metric tons of cargo moved through San Francisco International Airport annually from 2000 through 2009, further supporting trade activity in the state.

Trade employment contracted during the 1990s recession, shedding 91,600 jobs between year-ends 1990 and 1993. However, the number of jobs returned to the pre-recession level by year-end 1996, exceeding that level by 27,000 positions. During the tech-bust recession, sector growth was flat; the wholesale trade sector shed about 5,200 jobs in 2003, but was bolstered by roughly 9,100 job gains in retail trade, preventing severe job losses in the sector overall. During the most recent period, however, job losses in the sector overall reached more than 296,000 from year-end 2007 through December 2009. Fewer

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dollars are being spent on consumer and business goods, reducing trade activity. Additionally, the global recession has led to reduced trade activity worldwide, particularly import activity from Asia as American consumers pull back on spending.

Despite current weakness in the overall trade sector, we believe this will be a temporary downturn. California’s wholesale trade industry is suffering the effects of a global recession, and the retail trade sector is suffering from weak consumer spending. We believe prospects for long-term growth are positive, however. The wholesale trade sector accounts for 4.5% of the total employment base in the state, but the impact on other industries makes it an important driver of overall employment growth. When combined with the retail trade sector, trade jobs account for 15.3% of total employment.

High-Technology and Biotechnology

The state’s highly educated workforce contributes to the success of its knowledge-based economy, particularly in industries such as high-technology and biotechnology. Several clusters exist throughout the state. San Diego is an especially important hub for the biotechnology and life sciences industry, as is the San Francisco Bay Area, particularly near universities but also in San Francisco. The high-technology industry is largely clustered in the San Francisco Bay Area, particularly in Silicon Valley cities including Palo Alto, Mountain View, and San Jose. Los Angeles and the San Francisco Bay Area each have video game development clusters. These industries are tied to jobs in several sectors, including educational and health services, information services, professional and business services, and financial activities. Specifically, the state’s venture capital industry feeds into the growth of the high-technology and biotechnology industries, as start-ups are heavily reliant on venture capital funding. Moreover, California’s growing baby-boomer population, as well as the growth nationwide, will continue to create demand for these products and services, thus supporting long-term growth in the industry.

California received a total of $2.5 billion in venture capital funding during the fourth quarter of 2009, or about 50.1% of all venture capital investment in the United States during the period, more than any other state. Statewide, venture capital investment averaged approximately $3.1 billion on a quarterly basis since 1995. Since the first quarter of 2003, investment averaged $2.8 billion on a quarterly basis. Although recent investment activity is slightly lower relative to the historical average, this is largely a result of capital market conditions. As the recovery begins and exit strategies become more apparent, investment activity will likely increase in concert.

Historically, venture capital has been highly concentrated within particular regions of the United States. Despite the bursting of the tech bubble in Silicon Valley at the beginning of the decade, it remains by far the location of choice for venture capital investment, in part due to its unparalleled talent pool and entrepreneurial environment. Along with the availability of highly skilled workers and entrepreneurs, other factors, including access to major educational and research institutions and a highly desirable quality of life, have contributed to California’s clusters of high-technology and biotechnology activity.

Venture capital funding in the Silicon Valley region (including the San Francisco Bay Area) during the fourth quarter of 2009 totaled more than $1.9 billion, with 25.3%, or $480 million, going toward software-related ventures. The second-largest amount went to semiconductor ventures, at $174 million. Biotechnology investment rounded out the top three, with more than $169 million invested in such ventures during the period. The Los Angeles and Orange County region recorded nearly $288 million in deals during the same period, with the largest share going to industrial and energy ventures, at about $61 million. Medical device and equipment ventures received the second-largest share, at $45 million. San Diego received about $300 million in funding during the period, with biotechnology ventures gaining the majority of capital, at $185 million, and software development ventures receiving the second-largest amount, at $32 million during the period. The majority of venture capital funding toward biotechnology ventures in San Diego speaks to its strong life sciences cluster.

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Although venture capital activity is down from the level recorded during the Internet boom, and relative to recent years as a result of financial market conditions and concerns over timing of exit strategies via initial public offerings or mergers and acquisitions, the number of deals and the amount of financing stabilized, and both will likely increase in the next year as the financial markets open up. Additionally, patent applications and innovation in general tend to pick up during recessions, as job losses often inspire new business ventures for the unemployed, particularly in knowledge-based economies where a larger share of the population earned a college degree.

Media and Entertainment

The highest concentration of jobs in California relative to the United States is in information services, a sector that includes publishing, motion pictures, broadcasting and telecommunications. The sector accounts for roughly 3.2% of total jobs in California. The entertainment industry in Southern California supports the information services sector, and although the sector has been shrinking, it has not been losing jobs at the same pace that occurred nationally. Jobs have been on the decline in this sector since the tech-bust, in part due to the rapidly shifting composition of the traditional media industry, particularly the print media industry.

Looking further back, the sector also experienced a decline during the 1990s recession, shedding 9,300 jobs in 1991. The sector recovered however, gaining more than 213,000 positions through 2000, as tech-related employment boomed, but suffered either significant jobs losses or anemic growth since that time. Between year-end 2000 through 2003, the sector shed 123,200 jobs, and an additional 22,000 jobs were lost from year-end 2008 through December 2009 (years-end 2008 and 2009 data are not seasonally adjusted).

The growth and popularity of the Internet changed the way people obtain and view various forms of media, contributing to a decline in various industries, including publishing and print media, television, film, radio, and telecommunications. This shift will likely continue for the foreseeable future, as new technologies and uses for the

Internet emerge every year, further changing the composition of the information services industry. Nonetheless, this shift is simultaneously opening up new avenues for growth in the entertainment industry in the state as the production of digital content gains momentum. Digital media is an expanding industry, with increased consumer demand for controllable content, as well as demand from advertisers to reach a targeted audience with less expense than with traditional media outlets.

In addition to changes to traditional media, the film industry is also undergoing significant changes. The use of digital film has revolutionized filmmaking, and the Internet has opened up avenues for independent filmmakers that were closed to those outside of the industry in previous decades. However, despite these changes, California is still the leader in the filmmaking, television and production industry, and the industry itself has already begun to adapt to these shifts within the industry. Moreover, the down economy has actually contributed to strong ticket sales at the box office as consumers look for inexpensive forms of entertainment. This increased activity will likely spur additional movie-making activity in California in the coming months. In 2009, box offices grossed more than $29.9 billion, an annual increase of about 7.6%.

During the summer months of 2009, ticket sales cooled slightly, reflecting a lack of major blockbusters compared with a year earlier, particularly given that The Dark Knight was such a success in 2008. In general, moviegoers are becoming more selective in choosing which films to view, utilizing social media sites to gauge the reaction of other fans to films before purchasing tickets, which in turn can fuel either the success or failure of a film. Moreover, even though people generally turn to movies for inexpensive entertainment during recessions, the depth of the current downturn has left many households cutting off all means of discretionary spending. During the summer season, which lasted from May 1 to September 7, ticket revenues totaled $4.4 billion, with 594 million tickets sold. In order to compare these results with last summer, one week has to be removed because of the late date for Labor Day this year, leaving ticket sales at $4.3 billion, with 572 million tickets purchased. These figures reflect a roughly 2% increase in revenue but about a 2% decline in the total number of tickets sold. Although these results are mixed, they demonstrate relative stability in the entertainment industry in spite of the sharp economic downturn throughout the nation.

According to the most recent available data from the Motion Picture Association of America (MPAA), in 2007, the motion picture and television industry generated more than 2.5 million jobs nationwide, and more than $41.1 billion in aggregated wages to employees within the industry. By comparison, in 2005, the industry employed an estimated 1.3 million people nationally, accounting for $30.2 billion in aggregated wages, reflecting the ongoing growth during recent years. Although these numbers reflect the industry as a whole, California’s share of the industry is the largest, followed by New York and Nevada. In 2007, California motion picture and television production produced approximately $16.3 billion in direct wages, with 529 movies and television programs filmed in the state.

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In the entertainment and media industry as a whole, roughly 228,500 people were employed in California in 2008, including positions in motion picture and sound industries, broadcasting, and independent artists, writers and performers, as cited by the Los Angeles Economic Development Corporation. As of 2008, according the California Economic Development Department, the average annual pay for individuals employed in the motion picture and sound industry was $82,264, while those in the broadcasting industry were paid an average of $79,820. Independent artists, writers, and performers earned the highest wage, averaging $219,960 annually during 2008. The large concentration of entertainment-related professionals helps fuel creative development in a variety of industries. We expect California will remain the center of the movie and television industries for the foreseeable future, and this should continue to generate a strong economic impact for the state.

Tourism

The leisure and hospitality sector, which includes the performing arts, gaming and food services, generated above-average job growth since the end of the last recession, growing at a compound annual rate of 2.4% between year-end 2003 through 2008. In fact, the sector was one of only two sectors that recorded job gains consistently on an annual basis through the last recession, and the last year job losses were recorded was in 1992. The sector accounts for approximately 10.7% of total employment. Job losses totaled approximately 72,700 in the 12 months through December, largely as a result of households spending less on discretionary goods and services, and reduced tourism activity. However, the state is a popular international and domestic tourism destination, and we believe this will be the case for the foreseeable future. Tourists are attracted to Southern California and its world-renowned theme parks and destinations including Hollywood and the various film studios, as well as San Francisco, regularly listed as one of the best tourist cities in the United States, and Napa County’s numerous wineries.

The current drop in leisure and hospitality employment is temporary and should be brief, rebounding when the overall economy recovers at a stronger pace in the next year or so when consumers feel more comfortable spending money.

Construction

California’s housing industry has long been an engine of economic growth, which increased the state’s vulnerability to the housing bubble. Trends in construction sector employment illustrate this point. During the real estate bust of the early 1990s, construction sector employment decreased at an average annual rate of 10.0% from 1991 to 1993. Afterward, employment increased each year through 2006. Annual growth was most rapid in the economically healthy period of the late 1990s, when the sector increased at an average rate of 9.9% from 1997 to 2000. With a pullback in commercial construction activity, growth in the construction sector moderated thereafter with an average annual increase of 4.2% from 2001 to 2005. The housing boom years of 2004 and 2005 posted the fastest employment expansion with 6.4% and 8.0%, respectively.

In 2006, California’s construction sector began to contract as the single family housing market slowed, declining by 2.8%. As credit tightened and mass layoffs commenced, demand for single family homes fell even further and new home construction ground to a near halt. In 2008, employment in the construction sector decreased by 14.9%. Still-sluggish residential sales and a slowdown in commercial real estate construction contributed to more construction job losses in 2009, with an annual contraction of 21.8% as of December 2009. The construction sector accounted for 4.1% of total employment as of December 2009, compared with 6.3% at its peak in June 2006.

The single family market in California experienced over-building in some areas and this excess inventory is slowly being cleared. Additionally, a high rate of foreclosure and large price declines are exacerbating market conditions. We believe that the California single family housing market will slowly rebound in 2010, modestly increasing demand for construction workers thereafter. With payrolls

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already at a minimum, the pace of job growth could accelerate in 2011 and 2012, alongside improvement in single family conditions. Long-term, positive demographic growth should fuel demand for employment in this sector.

Manufacturing

As previously mentioned, manufacturing employment has been on the decline since the early 1990s, losing approximately 705,700 jobs since year-end 1990 through December 2009. The manufacturing sector accounted for 8.9% of total employment as of December 2009. Producers continue to find it more economical to outsource manufacturing operations to lower-cost areas, particularly to Asia and Mexico. However, this is not all bad news for California, especially since the state has the advantage of being located adjacent to Mexico and of being one of the first points of entry from Asia. The maquiladora programs along border cities, including San Diego, are a benefit to the state and its producers. Many manufacturers find it in their best economic interests to have components shipped to Mexico for assembly, and have them returned to the United States, only having to pay the duties on the added value of the goods. This saves on costs for production, and helps support the Mexican economy, which subsequently helps fuel retail spending in border cities within California. Additionally, higher value-added manufacturing or finished assembly can be performed in the state at competitive rates if raw materials and early-stage processing is performed elsewhere.

In addition to maquiladora industries, California is a leader in food manufacturing. The Central Valley of California is an agricultural leader nationwide, producing a majority of the nation’s fresh fruits and vegetables. These goods are often packaged near the site, and thus agribusiness is major supporter of the manufacturing sector. Manufacturing may not be the strongest sector within California, but it is nonetheless an essential component of California’s economy.

Economic Summary

Although California is currently in recession, the state has experienced several periods of severe contraction in the past, and has always bounced back at a strong pace. The educational and health services sector has continued to grow, despite the national recession, also doing so during the 2001 recession and the early 1990s recession.

California is a hotbed for innovation, driven by its acclaimed public university system and numerous other colleges and universities within the state, strong demographics and entrepreneurial and creative environment. It is this innovative spirit that fosters the growth of new industries within the state. California is a highly desirable place to live, and its industry clusters, including high-technology, media, tourism, biotechnology, agriculture, and trade, attract a highly educated workforce. In fact, as of 2008, 37.2% of Californians had an associate’s degree or higher, compared with 35.2% nationally, and 29.6% of Californians had a bachelor’s degree or higher, compared with 27.7% nationally.

California’s innovative spirit combined with its highly educated workforce and desirability as a place to live will continue to foster new industry growth. We are cautious to point to any one particular industry as the “next big thing,” but the emergence of clean tech and renewable energy production are possibilities, as is the life sciences industry. California’s various specialized clusters and immense size are partly to blame for California’s boom and bust cycles, but over the longer term, California’s employment base has consistently expanded, almost doubling in size since 1969.

California Demographics

Population Trends

California is the most populous state in the nation, with approximately 38.5 million residents, as estimated by the California Demographic Research Unit in 2009. The state accounts for 12.5% of the total United States population, exceeding the share of the second most populous state, Texas, by more than half. California’s population has grown at a 1.7% compound annual rate for the past 40 years, with growth peaking during the 1980s, averaging 2.3% from 1980 through 1989. During the 1990s recession, population growth was slower, reflecting weaker economic conditions, averaging 1.4% annually from 1990 through 1999. During the most recent decade, population growth held steady, averaging 1.4% from 2000 through 2009. As housing affordability fell in conjunction with the housing boom, fewer people migrated into the state, and a number of existing residents moved to lower-cost states to the north and east to take advantage of lower home prices.

California is a highly desirable place to live, but low affordability was a deterrent for many in the past few years. However, now that home prices have fallen to more affordable levels, population growth

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will likely accelerate as fewer residents move to neighboring lower housing-cost states. California single family affordability increased to 43.7% by the fourth quarter of 2009, compared with a low of 17.1% in 2005. California’s increased affordability, combined with its temperate weather, highly accredited university system, and industry clusters that attract a highly educated workforce from around the world, should draw more residents to the state, particularly as employment conditions improve in the next year.

According to projections from the California Demographic Research Unit, the state population is expected to grow an average of 1.1% annually between 2010 and 2050, increasing by 21.3 million from an estimated 38.5 million in 2009 to 59.5 million by 2050. This will amount to an average increase of 512,700 people each year between 2010 and 2050, reflecting not just natural growth, but the long-term draw of the state for new residents. California continually attracts new residents because of its high desirability as a place to live and work. The ongoing growth of the population is a major source of strength for the state, as more people means more sales and more tax revenue, helping to stimulate the overall economy while also contributing to the stability of the state government. Likewise, population growth also creates a larger pool of workers for businesses to choose from, adding to the desirability of the state for employers and further contributing to innovation and economic expansion. In addition to natural increases, immigration is a major source of population growth in California, particularly from neighboring Mexico and Central American countries. The growth of the Hispanic population is expected outpace that of the overall population growth during the coming years, averaging 1.9% annual increases between 2010 and 2050.

Demographic growth in California is primarily driven by two age cohorts: the baby boomers, born between 1946 and 1964, and the echo boomers, otherwise known as the children of the baby boomers, born primarily between 1982 and 1994. In 2008, the baby-boomer cohort, or those primarily between the ages of 45 and 64 years-old, accounted for approximately 24.0% of the total population in California.

The share of the population between the ages of 45 and 64 years-old has steadily increased from a recent low of 16.9% in 1991, reflecting the aging baby-boomer population. California baby boomers totaled more than 8.8 million people in 2008. Baby boomers are an important demographic base for California’s economy because this group drives growth in the educational and health services sector. As this group ages, their demand for specialized health services increases accordingly. Similarly, as the nation’s baby-boomer population requires a greater level of medical care, California life science and healthcare-related industries should thrive.

The echo-boomer demographic was primarily between the ages of 15 and 24 years-old as of 2008, and this group constituted approximately 15.0% California’s total population. The U.S. share of the population between the ages of 15 and 24 years-old in 2008 was only 14.1% in 2008. California’s higher share is largely a reflection of the state’s large student population, and this group will increase in the coming years as student enrollment grows. Not only are there great numbers of resident students in California, but also many out-of-state students remain in California following graduation. This demographic group is an important driver of the California economy as this group typically allocates more discretionary income toward entertainment and technology goods, two industries with strong ties to California.

Household Trends

Strong employment growth encourages new household formation. This trend is evident in California, as well as nationally, where the household formation rate slowed between 1993 and 1996 in the aftermath of the recession, averaging 0.7% annually during the period, compared with a compound annual rate of growth of 1.2% between 1980 and 2008. The 2001 recession in California was not as deep as in the early 1990s and household formation did not slow as precipitously, particularly as low mortgage rates and looser lending standards promoted homeownership. However, the household formation rate began to slow again in 2006, and turned negative

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in 2008 because of negative economic conditions. People tend to move in with roommates or with relatives during recessions in an effort to save on living costs. The negative household formation rate in 2008 is particularly interesting in that it points to the decline in California’s housing market and the number of households that have been foreclosed upon, in addition to job losses, which are the usual reason for foreclosures.

Net Migration Trends

The in-migration rate is a good, albeit lagging, indicator of a region’s health as it correlates strongly with economic growth. Although California has maintained steady population growth since the early 1990s, net migration has been more volatile during economic downturns. According to the Public Policy Institute of California (PPIC), the deep recession of the early 1990s was responsible for a large out-migration from California. California’s economy recovered more slowly following the recession, overtaking national employment growth by 1996 as the technology boom gained momentum. Between 1993 and 1996, California lost slightly more than 408,000 people on a net basis, while population growth merely slowed to an average annual rate of 0.8%. Out-migration was largely concentrated in the Southern California region, which suffered large-scale losses in manufacturing employment due to post-Cold War spending cutbacks. Since then, net migration has stabilized, averaging more than 194,000 residents per year between 1997 and 2009.

Although net migration overall has been steady, in recent years, out-migration to lower-cost states to the north and east increased because of high California home prices. According to the Pew Research Center and the Census, migration out of California to other states totaled more than 948,622 people between 2005 and 2007, ranking California first among all 50 states for domestic out-migration. The largest share of these out-migrants went to Arizona, with 248,576 residents moving to the nearby state. The second-largest share went to Texas, at 244,907 residents. California recorded a net loss of approximately 473,468 residents to other states during the three-year period. In 2007 alone, the net loss for California to both states was 151,254 to Texas and 250,911 to Arizona, where housing affordability was much higher in the larger metropolitan areas in those states. As an example, almost three-fourths of households in Dallas and Houston could afford a median-priced single family home, while almost half could do so in Phoenix at the height of the housing boom. However, with California home prices now more affordable, and job prospects in other cities lackluster, net migration out of the state to other lower-cost areas of the country should slow.

Immigration

Immigration is especially important to California’s demographic character. International in-migration is closely correlated to the overall net migration rate, indicating the role of the economy in determining how demographic patterns take shape. During periods of stronger economic growth, immigration and net migration rates are stronger, and correspondingly, those rates are slower during periods of weaker economic growth. Immigration declined by 16.7% year-over-year during 1994 and by 19.7% in 1995, reflecting the weak economic growth during the period. Immigration picked up sharply during the dot-com boom, increasing by 34.9% in 2000 and 30.0% in 2001, again demonstrating that immigration trends mirror the economic health of the state and the availability of jobs. To further illustrate the point, immigration declined sharply following the dot-com bust, by 39.4% in 2003.

California is an international gateway that serves as the first point of entry for many international in-migrants. From 1984 through 2008, annual immigration averaged about 205,800 per year, with dips occurring during periods of economic weakness, only to pick up again during recovery periods. Among the three regions, Southern California had the largest share of legal immigrants entering the region in 2008, with 57.0%, compared with 25.9% entering Northern California, and 9.5% entering the Central Valley. Immigration trends within the state bolster future population growth, and second-generation immigrants are a growing demographic group. According to the PPIC,

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second-generation immigrants accounted for 16% of the state’s population, or 3.1 million residents in 1970. By 2005 this number increased to roughly 7.0 million residents, or more than 21% of the state’s population. This group is typically better educated than are their parents, and earn more income during their lifetimes, both of which benefit California’s economy. Additionally, the propensity for entrepreneurship within both first- and second-generation immigrant groups is higher. According to the Ewing Marion Kauffman Foundation, more than 50% of Silicon Valley start-ups were created by at least one immigrant co-founder between 1995 and 2005. In addition to more sophisticated ventures, however, immigrants throughout the United States founded more independent businesses in 2005 than their native-born counterparts, averaging 35 businesses out of every 100,000 adults, compared with 29 per 100,000 adults for U.S.-born residents.

Immigration is an important driver of California’s economy, as many immigrants hold post-secondary degrees. In fact, 35% of immigrants who arrived between 2004 and 2007 held a degree, compared with 19% who arrived in the late 1980s, according to a study by the PPIC. These immigrants bring fresh talent to the labor force, and contribute to California’s reputation for having a highly educated workforce. The San Francisco-Oakland and San Jose metropolitan areas had the highest shares of immigrants holding college degrees in 2007, with 35% and 45%, respectively, which were up from 26% and 29% in 1990, respectively. The high-technology clusters in these markets attract highly educated talent, and should do so for the foreseeable future as the technology industry continues to evolve.

In addition to the legal immigrants are the undocumented immigrants entering the state annually. According to the PPIC, undocumented in-migration closely follows legal in-migration, and is closely related to job growth and economic conditions. Accordingly, the PPIC estimates that undocumented in-migration averaged approximately 100,000 people annually during the early 1980s, increasing to an annual average of 200,000 people during the latter half of the decade. During the early 1990s, the number dropped again according to the PPIC, in accordance with the economic recession at the time. Between 2000 and 2006, the undocumented immigrant population grew by 13% or by about 50,000 people annually. This slower growth rate is likely related to heightened border security following the events of 9/11, as well as policy actions directed toward thwarting undocumented in-migration. Recently, poor job prospects as a result of the recession have likely curtailed undocumented immigration activity. Nonetheless, California has the largest share of undocumented immigrants after Texas. According to a 2008 study by the PPIC, approximately 2.8 million undocumented immigrants resided in the state as of 2006, or about one-quarter of the nation’s total. It may be safe to assume that undocumented in-migration follows the same pattern as net migration as a whole, and as economic conditions improve, in-migration rates increase.

Income Trends

California’s income per capita has trended higher than the national figure since 1948, when record keeping began. As of 2009, mean income per capita (in chained 2005 dollars) in the state was just under $39,000, compared with $35,900 nationally. Income per capita in California exceeded the national figure by an average of 15.5% annually since 1948, although the gap steadily declined since that time. The income gap was particularly narrow during the 1990s recession, exceeding the national figure by only 5.4% from 1994 through 1997. Since then, income per capita in California exceeded the national figure by an average of 8.6%. The income per capita gap narrowed to 7.6% in 2009, from 8.5% the previous year and 9.6% in 2007. The gap typically narrows during periods of economic decline, and this cycle is no different.

Demographic Summary

California will continue to be an attractive state for people to live and work in, despite the current bout of economic weakness. Population growth, driven by healthy levels of immigration, an increasing student population, and strong baby-boomer and echo-boomer growth should continue at a healthy rate in the longer term. California has experienced several boom and bust cycles, and its demographic character often reflects the economic conditions within the state. However, population growth has not turned negative, even during periods of negative net migration, and this consistent population growth speaks to the strong international in-migration trends within the state, in addition to natural increase. Although demographic trends tend to weaken during periods of economic decline, the long-term trend for California has been consistent growth, despite severe recessions and periods of fiscal instability. This consistent pace of growth speaks to the desirability of the state as a place to live, its status as an international gateway, and its many other positive attributes, including temperate weather, a highly accredited university system, and the presence of several sophisticated industry sectors, including high-tech, biotech, and media, that continue to attract a highly educated workforce, and ultimately push California toward long-term growth.

California Fiscal Environment

The cyclical nature of the economy in California contributes to boom and bust cycles for the state budget and government. Although the current economic downturn fueled the existing state fiscal crisis, the government is not bankrupt and has found creative avenues to balance the budget in order to keep most state operations functioning through the recession. On a state level, tax revenues are mainly derived from personal income and sales taxes, putting pressure on the state when weak consumer spending and job losses limit income flows. An estimated 82.5% of the state’s General Fund revenues are expected to come from personal income and sales taxes in fiscal year 2009-2010, demonstrating the importance of these sources in funding the state government. On a city and county level, property

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taxes are also an important source of income, with the decline in property values contributing to weakness among local governments, particularly given the simultaneous drop-off in consumer spending and personal incomes. Nonetheless, even with short-term instability, government finances in California follow the up and down movement of the economy, signaling the strong potential for recovery in the coming years.

Budget Challenges

The immense size of the economy in California contributes to the budget challenges facing the state. As aforementioned, California had the eighth-largest economy in the world in 2008, keeping pace with entire countries in the production of goods and services, and outpacing all other states in the country. With such a large economy, lawmakers often struggle to meet the diverse needs of the dynamic industries and residents in the state. Balancing the budget given the spectrum of political viewpoints is often a difficult task. For fiscal year 2009-2010, total expenditures by the state are expected to require $119.2 billion, reflecting a vast pool of money for legislators to manage.

Since the passing of Proposition 13 in 1978, local governments in California have become less reliant on property taxes and more dependent on income and sales taxes for revenue, tying the government’s fiscal health directly to the economy. Proposition 13 limits the property tax rate to 1% of the assessed value at the time of purchase with annual increases no greater than 2%. As such, property tax revenue was already limited prior to the downturn. However, with the decline in home values, this income stream decreased, leaving many local governments scrambling to fill budget gaps. Whereas property values had generally increased or remained stable in the past, the current downturn has weakened what used to be a fairly secure source of income. By comparison, during the boom years, property tax revenue increased markedly as climbing home prices and soaring sales drove up assessed values. These growing revenues motivated many counties and cities to increase spending, leaving significant budget gaps once the economy shifted, particularly given the simultaneous drop-off in taxable sales and personal income.

Budget Solutions

Decreasing revenues have left the state stretching to meet budget needs. In February 2009, the state had a $41.6 billion shortfall, including the previous deficit as well as the projected funding gap for the current fiscal year. By July, the gap had grown to $60 billion, reflecting a greater-than-expected shortfall in the previous year’s revenue collection and lower revenue projections for the current fiscal year. California requires a two-thirds majority in order to pass changes to the budget, which generally prevents swift action in response to financial challenges. Nonetheless, the budget was balanced in July to bridge this large gap, but not without large cuts to social programs throughout the state, as well as widespread furloughs and layoffs of state employees. Approximately $31 billion in social spending was trimmed from the budget in conjunction with $12.5 billion in tax increases. These temporary tax hikes included a 0.25% increase in the Vehicle Licensing Fees, a 1% increase in sales and use taxes, a 0.25% increase in personal income taxes, as well as a reduction in the dependent credit.

Expenditures totaled an estimated $119.3 billion in the General Fund, special funds and bond funds for the 2009-2010 fiscal year, reflecting an 18% decline from two years earlier. The state is relying on $10 billion in bonds from the $43 billion bond package approved by voters in 2006 to reach these goals. Likewise, federal assistance through the American Recovery and Reinvestment Act is helping to bridge the gap in falling tax revenues, with an estimated $94 billion in federal funds received by the state in financial year 2009-2010, up from $56 billion in 2007-2008 and $77 billion in 2008-2009. In addition to increased borrowing, cutting spending, and raising taxes, the state also resorted to creative accounting tactics in order to overcome this enormous shortfall, including the transfer of funds from other accounts to the General Fund. These transfers will likely have to be replenished at some point in the future.

Developing Budget Hurdles

In spite of the budget agreement, tax revenues have been volatile in the 2009-2010 fiscal year, falling short of estimates through November 2009. Although revenues improved in recent months, unpredictable revenues are creating planning difficulties for the state, especially as

How the $60 Billion Budget Gap Was Closed

(Dollars in Millions)

	2009 Budget Act - Enacted in February	Amendments to the Budget Act of 2009	Total Solutions
Cuts	$14,893	$16,125	$31,018
Taxes	$12,513	—	$12,513
Federal Stimulus	$8,016	—	$8,016
Other Total	$402	$8,034	$8,436
Total	$35,824	$24,159	$59,983

Source: California State Budget

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the recession wears on. Moreover, a $3.5 billion court ruling against the state in October could further disrupt the balanced budget. The Supreme Court of California ruled that $3.5 billion of General Fund money was illegally diverted away from local transportation agencies in order to balance the budget, leaving the state liable for restoring these funds to the appropriate entities. Accordingly, even with the major cuts made to programs throughout the state in July, further action will likely be necessary in order to deal with the ongoing challenges facing the state. Given the required two-thirds majority to change the budget, the response to these hurdles will likely be delayed. Whereas a swift resolution is unlikely in the short term, a movement is afoot to change the constitution in California and abolish the requirement for a two-thirds majority. The two-thirds majority was established in an effort to prevent overspending; however, it has instead led to gridlock and did not prevented increased spending by the state. If the push to change the required majority is successful, the state budget process would likely become more streamlined and effective in response to changing conditions.

The budget agreement reached in July was supposed to leave a $5.0 billion surplus in order to deal with additional surprises and to help usher the state out of the current fiscal crisis. Given the unpredictable tax revenues and recent court ruling against the state, it is highly unlikely that any surplus will remain in fiscal year 2009-2010. In fact, it is more likely that another year of deficit spending will emerge. As of March 2010, the state faced a developing $20 billion shortfall, most of which is anticipated for the 2010-2011 fiscal year. In response to this gap, lawmakers passed a package to reduce the deficit by an estimated $4 billion, with an additional reduction anticipated if tax revenues are strong through the remainder of the fiscal year. However, even with these changes, the state faces significant hurdles in bridging the remainder of the gap, as cuts to state programs have already been deep. Even in light of the extreme challenges facing the state, we expect fiscal health to return with the recovery of the state economy, following the historical cycle of booms and busts for the state.

Budget Outlook

California has survived many periods of deficit spending and weak tax revenue, signaling that the current situation is part of an ongoing pattern of up and down years for the state. Already, the current fiscal crisis has resulted in three years of deficit General Fund spending between fiscal years 2006-2007 and 2008-2009, totaling nearly $13.9 billion. Nonetheless, the deficit between fiscal years 2000-2001 and 2001-2002 totaled $11.1 billion, and the state still emerged from the downturn with a four-year period of surplus. This period of turmoil occurred in synch with the tech bust, reflecting the negative impact of economic downturns on state coffers. Likewise, the state faced a five-year budget crisis beginning in fiscal year 1987-1988 and lasting through fiscal year 1992-1993, mirroring the recession of the late 1980s and early 1990s, and recovered with the improvement of the state’s economy. This period of downturn was followed by seven years of surplus, demonstrating yet again that long periods of distress can be followed by even longer periods of health for the state.

These financial crises followed by surpluses reflect the cyclical nature of the state government in California and the current downturn is reflective of this historical economic pattern. Although the state may appear on the brink of bankruptcy, this is not the likely outcome, though the budget crisis is severe. In fact, the state survived many such periods, illustrating resilience and connection to the movements of the overall economy. As the state-wide economy recovers, we expect tax revenues to stabilize and then increase with the resumed growth of personal incomes and consumer spending, helping to return the state to a period of surplus. Already, tax revenues exceeded estimates beginning in December 2009 through March 2010, signaling that despite ongoing challenges, declines may be tapering off and budget conditions may be stabilizing. In fact, tax revenues exceeded projections by $2.3 billion, or 4.1%, through March 2010 for the 2009-2010 fiscal year.

Commercial Real Estate Price Weakness

Commercial real estate assets nationwide and in California are facing problems because of job losses and consequently higher vacancy rates. The large number of jobs eliminated has contributed to weaker demand for office space, and with occupancy down, some landlords are having trouble repaying commercial mortgage loans because of reduced rent rolls. Trends in commercial real estate tend to lag overall economic conditions, so further effective rent contractions as well as decreased occupancy levels should mean that the number of distressed assets could increase through the coming year, even as the unemployment rate levels or begins to decrease, providing additional opportunities for investors with the corresponding appetite for risk.

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Rise of Distressed Assets

CMBS delinquencies increased to 5.2% of the more than $797 billion outstanding as of December, according to Realpoint Research. This is up from 4.7% delinquent the previous month. The number of delinquencies could rise further in 2010 as hiring will be weak, contributing to both weaker demand and operating income. Fitch Ratings reported a delinquency rate of 6.3% in February in its U.S. CMBS portfolio, representing $28.5 billion in unpaid balances outstanding out of $452.6 billion total outstanding in 2,505 loans.

A sharp rise in bank construction and development loan delinquencies is underway, reflecting below-pro forma results and values. According to the FDIC, the delinquency rate climbed to 15.95% of the $451 billion total outstanding at the end of December from 8.75% a year earlier. The delinquency rate had reached a low of 0.38% at the end of 2005.

According to data from Real Capital Analytics, the volume of distressed commercial assets for all property types grew to $181.9 billion at the end of December 2009, from $169.1 billion the previous month. The volume of new distress in December was $15.7 billion. Office properties composed about 15.3% of the total volume of distressed assets in December, or $27.5 billion. This is more than two and a half times the volume of distress in December 2008. Opportunities for liquid investors to take on some of these distressed assets will be numerous in the coming quarters.

Capital Raised

REITs have been raising capital at a swift pace in the public market in an effort to pay down debt. According to data compiled by NAREIT and SNL, REITs raised more than $21.2 billion in capital during 2009, 72.3% more than the $12.3 billion raised in 2008. However, all of the capital raised in 2009 was through common stock offerings, while in years past secondary equity was raised through a combination of preferred and common shares. In 2006 and 2007, REITs raised $4.2 billion in capital in each of those years through the sale of preferred stock, and $1.2 billion in 2008. In addition to equity raising, REITs have also increased debt offerings in the last year. During 2009, REITs raised more than $10.4 billion in unsecured debt, compared with more than $5.1 billion in 2008 and a 10-year high of $26.8 billion in 2006. Additionally, the number of debt offerings more than tripled to 34 during 2009 compared with only 11 in all of 2008.

Though REITs have raised capital, they have yet to start buying properties at a rapid pace. The same can be said for private real estate owners. Having overpaid perhaps in recent years, investors are on hold until some indication that pricing has reached bottom. According to Real Capital Analytics, sales volume overall reached $53.7 billion during 2009, in 3,715 deals. This was down from $144.3 billion in 8,242 deals in 2008, and $502.3 billion in 19,446 deals in 2007. Investment in office properties followed a similar trend, with sales volume totaling more than $15.6 billion in 627 deals during 2009, compared with $53.0 billion in 1,672 deals in 2008 and more than $206.2 billion in 4,543 deals in 2007.

The private market has also amassed a significant war chest, though some of the funds have been withdrawn since initial allocation. While it is difficult to aggregate funding at the property type and geographic levels, total fundraising indicates that interest in real estate remains in spite of weak operating fundamentals. Approximately $8 billion was raised by private equity firms for real estate investment throughout the world in the fourth quarter, according to Preqin. Global real estate fundraising totaled approximately $42 billion in 2009, according to Preqin, compared with $133 billion in 2008. In spite of the difficulties in compiling data on fundraising specifically targeted toward California properties, suffice it to say that a large amount of capital remains on the sidelines awaiting deployment.

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Debt Coming Due

A wave of publicly and privately held debt is coming due during the next five years. Approximately $195 billion in commercial mortgage maturities are scheduled for 2010, the majority of which is held by banks. The total amount is expected to increase to $220 billion in 2011, and peak at $225 billion in 2012 and 2013, before slowly declining thereafter. The amount of debt coming due in the next three years is troubling, as some of these debt-holders may be unable to repay the loans because of weak operating performance. Upcoming debt maturities and poor property performance will force undercapitalized owners to sell over-leveraged assets in order to pay down debt and to avoid significant, future property-level capital expenditures. These properties could be viewed as acquisition opportunities for investors with capital and the willingness to take on risk.

According to Real Capital Analytics, lenders were only able to recoup roughly 62% of loan balances in 2009, or $4.8 billion of the $7.6 billion liquidated. Office properties fared second- worst among core property types, after apartments, with a 64% recovery rate. The recovery rate was about even between suburban and CBD properties, with suburban office properties recording a recovery rate of 64% on loan balances, and CBD properties recording a recovery rate of 65% on loan balances. When faced with the choice of either extending the payment schedule or reclaiming the asset, some lenders are choosing the former, particularly on performing loans, since many are not interested in playing the role of real estate operator in the current environment. This trend, however, is not sustainable, and we believe that eventually lenders will have to reclaim and sell the properties connected to delinquent loans, likely within the next two years. With approximately $220 billion in debt scheduled to come due in 2011, owners with insufficient operating income may be forced to sell properties in an effort to pay off loans. Although the economy is expected to have recovered by this time, employment trends are often a lagging indicator, and operating incomes, which grow or shrink in relation to tenant demand for space, may not yet be at levels to support the prices paid for some buildings. The growing number of owners who are unable to pay the debt coming due in the next two to three years will likely force lenders to reclaim properties, resulting in a number of foreclosures and therefore acquisition opportunities for investors.

Banks and other loan holders have been actively writing down underwater loans and renegotiating terms when possible. However, it is more difficult to renegotiate terms on loans tied up in securitized CMBS packages. According to Trepp, as of the end of June 2009, 5.38% of CMBS bonds had been transferred to special servicers, reflecting weaker market fundamentals. Underwater mortgages are also contributing to the rise in delinquencies. Some owners bought at the top of the market and, with values currently down, owe more on these loans than the properties are worth.

According to Fitch Ratings, CMBS loans resolved by special servicers increased in 2008 to $2.2 billion in 358 loans, compared with $1.8 billion in 319 loans in 2007. Office properties recorded the second-highest level of severity of loss in 2008, at 67.1%, behind hotel properties. In 2009, the number of CMBS loans going to special servicers consistently increased, and by year-end the amount of loans in special servicing within Fitch’s U.S. CMBS portfolio had increased to 17.5% of the $452.6 billion total. Approximately 52% of the loans within the portfolio in special servicing as of year-end were non-performing loans.

Bank loans make up the largest share of loans coming due in the next few years, peaking at $148 billion in 2012. CMBS loans, however, are expected to surpass bank loans by 2016, and dominate the share of loans coming due through 2017, when CMBS loan maturities are expected to increase to $121 billion. As CMBS loans are more difficult to restructure because of the nature of securitization, the number of commercial real estate foreclosures could increase as owners have difficulty repaying the debt. The number of opportunities for capital-infused investors to take on these distressed assets will increase as CMBS loans come due and possibly fall into default.

As loans mature and rental income deteriorates in the near term, the weak operating fundamentals on over-leveraged assets will result in asset-level operating distress. Accordingly, a growing number of owners who are unable to satisfy their debt service obligations and repay upcoming debt maturities will likely force lenders to foreclose on properties. These distressed assets will be seen as opportunities for those investors with access to capital and the willingness to take on risk. Additionally, investors with solid operating acumen and the capital ability to take on these distressed properties could benefit most from entering the market within the next year as fundamentals reach bottom, and then develop these assets into high-performing properties once economic conditions improve. California is full of such opportunities given the size of its commercial real estate market, the historically robust investor interest in this market, and the potential for appreciation. Entering at the bottom of the market could prove extremely fruitful over the long term.

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California Assets

California garnered significant investor interest not only during the recent boom years, but throughout much of the last several decades. The state’s demographics, as noted previously, attract commercial real estate investment and many investors are willing to pay the “California premium”. By 2004, commercial real estate investment in California rebounded from the tech bust and totaled nearly $45.2 billion. From 2005 through 2007, investment activity spiked as a result of the easy credit environment and frenzied pace of real estate acquisitions and valuations. The onset of the recession curtailed activity, with sales volume falling to $25.9 billion in 2008. By year-end 2009, cumulative sales transactions totaled only $11.9 billion. The decrease in sales was a result of the credit markets, recession and general state of the real estate industry as opposed to diminished interest in California as the state’s share of national investment activity rose to 22.2% in 2009 from its five-year average of 20.0% from 2004 through 2008.

Supply constraints exist throughout the state, primarily in the form of a lack of developable land and strict regulatory barriers. A confluence of factors, including land costs, zoning regulations, anti-growth measures and environmental regulations serve to limit new development. Geographically, there is a limited amount of land along the desirable coastal plains and adjacent to most major metropolitan areas. In fact, readily-developable land directly along the coastline is virtually nonexistent. What open space remains is typically subject to land use restrictions or is under government or non-profit control. Furthermore, California’s development-approvals process is one of the most complicated in the nation. In addition to local ordinances that vary greatly by municipality, projects are subject to state mandated environmental review. Citizen-sponsored initiatives also play a significant role, and the California Supreme Court has been extremely accommodating of initiatives that involve local land use controls. The permit approval process helps to deter prospective developers and can prevent significant overbuilding.

An influx of distressed properties is coming available for sale in California, providing discounted opportunities for some investors. Many of the buyers in the 2005 through 2007 period utilized high levels of leverage and are having difficulty refinancing with the decline in asset values. Also, many investment funds that were responsible for a disproportionate share of acquisition activity in the 2003 through 2007 period are seeking liquidity as the lives of their investment vehicles expire. Given the low level of active buyers, as well as the challenging leasing environment and investors’ unwillingness to enter the market too early, these properties are generally taking a while to sell and trading at large discounts relative to valuations a few years ago. Competition for real estate acquisitions has also diminished as many prospective buyers exited the market due to capital constraints or a focus on managing legacy assets. With indications of an economic recovery increasing, and acquisition activity still low, many of the distressed properties are creating great opportunities for investors that have access to capital and are willing to undertake continued vacancy risk as well as the possibility of further value depreciation. According to CoStar Group, California had the highest number of distressed properties of any state in the country in September 2009, with 10,239 properties in distress, while Real Capital Analytics reported nearly $19 billion in distressed assets in the state as of December, nearly $4.2 billion of which were office properties. In general, the downturn in commercial real estate lags that of the overall economy, signaling the potential for an onslaught of distressed properties during the coming quarters.

More Defaults on the Horizon

With the number of defaults on the rise, the peak in commercial foreclosures in California still awaits. Currently, many lenders are delaying the foreclosure process by renegotiating terms in an effort to limit balance sheet losses, a process dubbed “amend and pretend.” However, as weak employment conditions drag on through the short term and occupancy levels remain low, lenders will likely be forced to act on delinquent properties, contributing to a rise in distressed assets available on the market. Moreover, given the current lending constraints in conjunction with the high vacancy rate, it is likely that more properties that are not currently distressed will be unable to secure refinancing when loans come due during the next couple of years, resulting in additional foreclosures. Further refinancing obstacles are expected to arise as falling values cause loan-to-value ratios to increase, with some landlords becoming underwater in their loans, contributing to further defaults.

We expect the number of distressed assets available for sale to peak in 2010, with opportunities persisting through the next few years. The short-term volatility in the economy, as well as the limited access to capital and refinancing, will likely contribute to the worst conditions occurring in 2010. Distress levels will remain elevated through the next few years, as the large volume of commercial mortgages set to come due works through the system. Nonetheless, as leasing fundamentals improve with the recovery of the job market and refinancing becomes more easily available, we expect the number of distressed properties to decrease slightly from the peak in 2010, reflecting an increase in options available to troubled property owners.

Part of the reason that so many distressed assets exist in California is because investment interest in the region is so high. The desirability

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of the state as a place to both live and work contributes to interest from investors, as the state will always be a place that people want to be located, helping to fuel employment and corresponding leasing demand for commercial space. During both the boom and bust years of the economy, investment interest in California was high as shown by the cap rate premium investors were willing to pay for California properties, with many investors trading large portfolios of properties in the state. Now that the economy has shifted, many of these same properties are distressed, with weak operating fundamentals and market values far below the last purchase price.

Owners of Distressed Assets in California

Large property holders with distressed assets in California are generally operating companies/developers or REITs. Major operating companies and developers with distressed properties include Hines, Tishman Speyer, and Opus Corporation. Although many REITs are facing challenges, Maguire is one of the few large REITs in the state that is presently unloading distressed properties. Not all REITs are in trouble solely because of weak operating conditions, with some REITs instead struggling in response to stock market volatility, extensive use of leverage and a drop in capital availability. Accordingly, the largest REITs in the state vary in strength, with not all REITs rushing to dispose of troubled assets. In fact, some firms are raising public debt to deploy opportunistically as conditions warrant.

It is also important to note that not all owners of portfolios in California are on the verge of collapse without capital injections or renegotiated financing. In fact, property holders with more conservative strategies during recent years are generally performing better, with far fewer defaults. Likewise, firms holding long-term assets that were priced out of the market at the peak of pricing are not facing the same challenges as those companies that acquired multiple properties and used high levels of leverage during this same period. In general, private companies with deep pockets are surviving the downturn most easily, with far fewer delinquencies than their counterparts. These better-performing portfolios provide a degree of stability to the market.

Now that the economy has shifted, many of the troubled portfolios include distressed assets that can no longer be sold at the same value as during the boom years. In early October 2009, for example, Tishman Speyer sold 3 MacArthur Place in Orange County for $31 million, reflecting a 62.7% discount from the purchase price of $83 million in 2007. Similar stories exist throughout the state, illustrating the challenges facing property owners that bought during the boom years and now need to sell. In light of the serious capital constraints facing the market, owners forced to sell properties are facing little demand and, in many cases, huge losses from their purchase prices.

Regional Variations Reflective of Overall State

Although conditions vary in severity from region to region, one theme holds constant: distressed assets exist in every major market. In April 2010, according to the most recent available data from Real Capital Analytics, distressed office assets totaled $1.4 billion in Los Angeles, $386 million in San Francisco, and $368 million in the East Bay. With many additional distressed assets located throughout other areas of the state as well, investors have their pick of opportunities. In general, areas hit hardest by the housing downturn and the mortgage meltdown have the highest concentration of distressed assets, although even regions that have been less affected still have rising levels of commercial foreclosures as well.

Among the California markets, Los Angeles had the highest dollar volume of distressed office properties as of April, ranking first in the state and fifth in the country. The high dollar volume of distress in the Los Angeles market is reflective of the sharp downturn in employment resulting in occupancy losses as well as the massive inventory of office space in the region. The downturn in the housing market took its toll on office occupancy, with major mortgage companies returning large blocks of space in the region, reflecting a pattern common in areas hit hard by the housing downturn throughout the state. Large real estate portfolios with distressed assets in Los Angeles include Maguire Partners and Tishman Speyer. In August, Maguire Partners, one of the largest commercial property owners in the state, defaulted on seven properties in the Los Angeles and Orange County regions. These defaults were in part connected with the REIT’s decision to purchase properties at the peak of the market from Blackstone utilizing high levels of leverage. The large dollar volume of defaults in Los Angeles is reflective of trends throughout the state, just amplified by the sheer size of the market. Many companies that bought properties at inflated prices throughout the state during the last couple of years are now upside down in their mortgages as a result of declining property values and high initial loan-to-value ratios.

Even in markets less affected by the housing downturn, defaults are on the rise. For example, San Francisco’s economy was among the last in the state to enter the recession, with less of a connection to the meltdown in the mortgage market, as well as a less severe

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housing downturn than in many other parts of the state. Nonetheless, the number of distressed properties is still rising with the drop in employment and lack of active investors. In April, 19 office properties were classified as distressed, totaling $386 million in assets. Many of these properties are located in the financial district and were last traded in the past few years for high purchase prices relative to the current demand in the market. These distressed properties illustrate that while market conditions may be worse in areas of the state hit hardest by the housing downturn, other parts of the state have not escaped unscathed.

Outlook for Opportunities and Distressed Properties in California

Even though the rise in commercial delinquencies in California is reflective of short-term weakness in the economy, it is also creating major opportunities for investors with access to capital and appetite for risk. The large discount on property values compared with recent years could potentially result in significant gains as the economy recovers and fewer distressed assets are available for sale. Already, investors throughout the world are working to pool funds to cash in on the rise in defaults on commercial properties. With much of this capital currently on the sidelines, the effect of these efforts will depend on how much money is actually deployed into the system. If enough funds are raised to purchase a large volume of these distressed properties, some further defaults could be prevented by boosting property valuations and increasing the ability of some firms to recapitalize. Additionally, with the development pipeline closed and California’s stringent regulatory environment, the risk of new construction competing with these distressed assets for either tenants or investors is minimal.

We expect the number of distressed properties in California to peak in the next year, as more lenders are forced to take action on delinquent properties, ongoing vacancies push additional property owners to default on their loans, and limited access to refinancing forces more properties into foreclosure. Although delinquencies will likely persist beyond 2010 as additional commercial loans come due, the number of distressed properties is expected to decline in line with the recovery of the overall economy, particularly as leasing fundamentals and access to capital improve. For well-positioned investors, these defaults will create excellent opportunities to buy properties at much lower prices than during recent years. Elevated foreclosure levels will persist through the next 12 to 18 months, depending on how much capital is available from the sidelines, and will provide investors with a wide array of opportunities.

Prospective Health of State

The outlook for California is bright, particularly given the state’s diverse and adaptive economy, creative and resilient population, and dynamic clusters of existing businesses in the knowledge industries. Although challenges will persist through the short term, conditions are expected to improve during the next couple of years, with hiring regaining traction by 2011. Even with its mature and large economy, California follows a boom and bust cycle, typically recovering from major downturns with periods of prosperity.

Looking forward, we expect that the innovative nature of many of the state’s main industries will spark a strong recovery, with firms in the clean tech, biotech, and health care clusters leading the way in job expansion. Tech growth will likely be the biggest key to the state’s recovery, with firms in the state’s existing clusters developing new technologies that reinvigorate the industry, as well as the overall economy. Although the current recession is unlike any in the history of the state, we expect this pattern of innovation and adaptation to hold true in the years to come.

A Place People Want to Live and Work

In spite of the higher-than-average cost of living in California, the state is consistently a destination where people want to live and work, and in turn a place that businesses want to locate. Even as some people leave the state, more are entering. California is a major recipient of in-migrants from throughout the country, as well as immigrants from all over the world. Many of these immigrants enter the United States via the H-1B visa program and are highly educated, reflecting both the desirability of the state to potential residents and the strong pool of educated workers available to employers.

For immigrants, the state is one of the main gateways into the country, resulting in a large population of foreign-born residents. These residents help provide diversity to the state, while also increasing demand for services and supporting employment. Likewise, they contribute to the huge buying power of minorities in the state. According to a report published by the state’s California Business Investment Services agency in June of 2009, the Hispanic population represents more than $228 billion in buying power, followed by the Asian population with $150 billion. The strong presence of immigrants attracts foreign investment, which contributes to the health of the economy. In 2007, California ranked first in the nation for direct foreign investment received by a state. This trend is expected to extend through the years to come as well.

California’s desirability as a place to live is tied to the state’s rich geography, temperate climate, diverse job centers, and top-ranked universities. The California lifestyle is unmatched by most other parts of the country, offering residents easy access to a wide variety of recreational opportunities, as well as to world-class cities like San Francisco and Los Angeles. This allure is strong enough to ensure that there will always be people who want to live in California, in turn helping to ensure the survival of the state’s economy, as well as retain businesses in the area.

Although the downturn has hit California hard, it has increased housing affordability levels, which will attract residents in the years to come. For residents that purchased homes during the boom years and can still afford their mortgages, the drop in home prices is also

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making relocation to other states less attractive, as there is little incentive to sell at a loss when avoidable. The nation as a whole has been hit by this recession, making California no less attractive than its peers to people seeking to relocate. In fact, the aforementioned long-term draws of the state make it potentially more attractive to residents than many other parts of the country. As job opportunities improve during the next few years, we expect migration to California to accelerate, in turn driving the need for additional jobs to service the growing population.

Businesses are attracted to California for a variety of reasons, including the highly educated and creative workforce. California outpaces the nation in educational attainment with 29.6% of the population aged 25 years-old or older possessing a bachelor’s degree, compared with 27.7% nationally. The strong presence of major research universities will undoubtedly help in attracting additional research jobs and venture capital to the state once the economy begins to recover, as well as provide the talent for start-ups and spin-offs. In 2009, California received approximately 50.1% of the venture capital invested throughout the country, reflecting the strong draw of the tech industry and major educational institutions in the state.

Innovative Industries

The vast pool of skilled and educated residents in the technological fields will help to lead the recovery, particularly given the innovative and entrepreneurial spirit of many of the state’s workers. In fact, recessionary periods typically lead to increased entrepreneurial activity, as unemployed workers have more time and impetus to develop ideas. This is most commonly reflected in the increase in the number of patents issued, as beleaguered workers return to the drawing board and put their concepts into action. Given the highly desirable lifestyle offered by California, workers are committed to finding ways to stay in the state, even if it means branching off and starting new small businesses, which in turn benefits the local economy. In the past, this increased activity has fueled growth in the technology industry, which bounced back from a major downturn earlier in the decade. We expect the current recession to have a similar effect on innovation, with the development of new ideas helping to spur the recovery of the state’s economy.

California is a worldwide leader in tech employment. With more than one million high-tech workers, the state accounts for nearly one-sixth of all tech employment in the United States. Nonetheless, it is not just the workers that make the state such a key player in the tech industry. Major firms located throughout the state play a pivotal role in attracting new firms and residents to the region. Tech firms are attracted to California in spite of the relatively high cost to do business, largely because of the existing talent pool of well-educated workers and existing clusters of well-established firms. Because the technology industry is a major driver of the economy, the cyclical nature of tech employment has contributed to large job gains and losses for the state. In the case of the current downturn, we expect tech employment to help fuel the recovery, with the biotech and clean tech clusters driving the first wave of job gains.

Healthcare and clean energy-related tech firms will likely be among the first to expand, helped by government incentives, as well as an explosion of new innovation. Clean energy technology is in growing demand globally and an expanding hub of related employment already exists within the state. Government incentives on both the state and federal levels have been passed during recent months that will likely help to reignite growth in this emerging industry. For firms specializing in healthcare technology, the transition of the large baby-boomer population into older adulthood will likely help to increase demand for these innovations as the need for medical services grows, in turn driving the expansion of related employment.

Already, the large population of aging adults is fueling job gains in the educational and health services sector with the growth of health care practices throughout the state. In many regions, the educational and health services sector has been one of the only sources of employment growth through the downturn. Given the growing population of retirees in need of medical services, we expect the sector to help drive the economy in the years to come, expanding at an even faster pace as conditions stabilize. In addition, the large echo-boomer population transitioning into adulthood will keep hiring at private educational institutions strong throughout the coming years, further bolstering the educational and health services sector.

In addition to the healthcare and technology industries in California, the state is the worldwide center for entertainment employment. Motion picture and television production provided approximately $16.3 billion in direct wages in 2007, more than double the wages in any other state. Even though competition from other locales is luring some productions away from the state, the industry is anchored in California by the numerous existing production studios and talented workforce concentrated within the Los Angeles region. Additionally, the innovative workforce has applied many advances in digital technology and other tech-related products to produce significant advancements in areas such as computer animation and bridged the gap between gaming and traditional entertainment such as movies. California should remain the hub of new media as the state has the creative talent necessary to captivate audiences via content while utilizing and innovating new technologies for content delivery. Accordingly, we expect the entertainment industry to continue to flourish in California in the years to come, further contributing to the resumed health of the state.

Recovering State Government

Given the massive size of the economy in California, it is little wonder that the government plays such a large role in providing both employment and stability through social services. Although the financial crisis plaguing the state is contributing to the current weakness in the economy, conditions are expected to improve as hiring returns

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to the private sector and tax revenues increase. Growth in the tech industry is expected to lead the recovery in the economy, and in turn the recovery for the state government. Given the growing demand for clean technology and healthcare services, it is likely that the clean tech and biotech clusters will be the next major sources of economic growth nation-wide, with California benefiting from the strong existing roots that these industries already have in the state. As these industries flourish, so will the state economy, stabilizing tax revenues and helping to overcome emerging shortfalls.

Already the state has demonstrated its flexibility by reaching a budget deal in July 2009 that tackled the $60 billion deficit, which was no small feat. The ability of the state to handle such an immense shortfall illustrates the long-term viability of the government in California. Although an additional deficit looms, increasing tax revenues and the stabilizing economy bode well for a solution to be met. Even more promising, efforts are under way to reform the system, providing the possibility for more rapid responses to future budget hurdles or the potential for preventing similar budget crises in the future. Regardless of the outcome of these policy-change efforts, we anticipate restored health to the state government during the years to come, which in turn will help contribute to the stability of the overall economy.

Positive Outlook for California

While California is currently experiencing weak economic conditions, we believe it is well positioned for a recovery over the long term to outpace the national economy, especially given the strong mix of innovative industries already present in the state and strong demographics. The state is a significant player in each of the industries that are likely to achieve accelerated growth in the coming years and shape the way we live in the future. Even in spite of the recession, clean tech is gaining traction, with solar panel manufacturing and sales on the rise, as well as growing efforts to develop and produce LED lighting, green materials, biofuels, electric vehicles, and smart grids for utility systems. Traditionally, California has been on the cutting edge in adopting and developing new technologies, and the recent shift toward higher levels of sustainability is no exception. In fact, this shift will likely be the foundation of the recovery for the state, fueling job growth in the years to come. Already, California residents use more than 50% less energy per capita than the national average, reflecting the early embrace of clean tech in the state. By 2010, utility companies in California will be required to provide one-fifth of the power in the state from renewable sources, climbing to one-third by 2020. Consequently, demand for clean tech options is growing in the state, signaling the potential for strong economic expansion in the years to come.

In addition to growth in the clean tech industry, health care is likely to be a major driver of the recovery in California. Demand for healthcare services is on the rise both nationally and in the state in response to the large population of aging baby boomers in growing need of medical care. Hiring at local hospitals and practices is expected to accelerate during the coming years, as well as at biotech companies developing treatments for the aging population nationally. As with clean tech and other segments of the tech industry, biotech employment is concentrated in the state, with firms on the cutting edge of medical breakthroughs likely to contribute to payroll expansion during the years to come, helping the state to emerge from the current recession.

California Employment Trends

Statistic	Units	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Total Employment	(000)	14,700.3	14,443.6	14,449.1	14,386.0	14,627.8	14,953.9	15,117.7	15,180.8	14,645.7	13,809.6	13,838.6	13,947.9	14,136.2	14,286.1	14,520.4
% change		3.4%	-1.7%	0.0%	-0.4%	1.7%	2.2%	1.1%	0.4%	-3.5%	-5.7%	0.2%	0.8%	1.4%	1.1%	1.6%

Natural Resources & Mining	(000)	26.9	24.3	22.7	22.7	22.9	24.3	25.2	27.5	28.6	24.1	24.4	24.7	25.0	25.1	25.3
% change		2.7%	-9.7%	-6.6%	0.0%	0.9%	6.1%	3.7%	9.1%	4.0%	-15.7%	1.3%	1.3%	1.0%	0.5%	0.9%

Construction	(000)	765.5	772.6	781.3	818.1	870.1	939.5	912.8	854.7	727.3	568.5	569.2	574.5	584.0	591.2	603.3
% change		7.6%	0.9%	1.1%	4.7%	6.4%	8.0%	-2.8%	-6.4%	-14.9%	-21.8%	0.1%	0.9%	1.7%	1.2%	2.1%

Manufacturing	(000)	1,876.3	1,685.8	1,592.0	1,525.2	1,510.5	1,499.4	1,478.4	1,449.8	1,377.3	1,231.2	1,214.1	1,202.3	1,202.5	1,199.3	1,202.1
% change		2.2%	-10.2%	-5.6%	-4.2%	-1.0%	-0.7%	-1.4%	-1.9%	-5.0%	-10.6%	-1.4%	-1.0%	0.0%	-0.3%	0.2%

Trade, Transportation & Utilities	(000)	2,761.8	2,704.8	2,723.8	2,716.3	2,773.4	2,852.4	2,894.1	2,917.7	2,744.0	2,573.5	2,577.6	2,595.6	2,625.4	2,651.4	2,689.9
% change		2.9%	-2.1%	0.7%	-0.3%	2.1%	2.8%	1.5%	0.8%	-6.0%	-6.2%	0.2%	0.7%	1.1%	1.0%	1.4%

Information	(000)	601.0	522.8	479.4	477.8	484.3	477.9	463.4	477.9	471.5	449.5	449.1	450.4	453.8	456.2	461.1
% change		11.2%	-13.0%	-8.3%	-0.3%	1.4%	-1.3%	-3.0%	3.1%	-1.3%	-4.7%	-0.1%	0.3%	0.7%	0.5%	1.1%

Financial Activities	(000)	815.4	846.7	870.1	891.5	911.5	941.6	924.9	879.1	827.2	782.5	783.9	789.1	798.2	805.2	815.3
% change		1.0%	3.8%	2.8%	2.5%	2.2%	3.3%	-1.8%	-5.0%	-5.9%	-5.4%	0.2%	0.7%	1.2%	0.9%	1.3%

Professional & Business Services	(000)	2,267.1	2,121.6	2,108.4	2,068.7	2,123.3	2,187.2	2,265.3	2,271.1	2,166.8	2,018.8	2,029.0	2,050.2	2,082.3	2,105.2	2,143.9
% change		5.4%	-6.4%	-0.6%	-1.9%	2.6%	3.0%	3.6%	0.3%	-4.6%	-8.2%	0.5%	1.0%	1.6%	1.1%	1.8%

Educational & Health Services	(000)	1,402.1	1,478.8	1,517.9	1,549.2	1,571.4	1,599.4	1,630.0	1,698.5	1,743.9	1,747.2	1,782.6	1,824.8	1,873.6	1,917.1	1,976.5
% change		1.2%	5.5%	2.6%	2.1%	1.4%	1.8%	1.9%	4.2%	2.7%	0.2%	2.0%	2.4%	2.7%	2.3%	3.1%

Leisure & Hospitality	(000)	1,353.1	1,364.1	1,391.5	1,416.8	1,454.8	1,496.4	1,539.0	1,574.5	1,546.6	1,476.2	1,483.6	1,497.8	1,521.0	1,537.2	1,563.7
% change		2.5%	0.8%	2.0%	1.8%	2.7%	2.9%	2.8%	2.3%	-1.8%	-8.2%	0.5%	1.0%	1.6%	1.1%	1.7%

Other Services	(000)	493.1	502.0	507.1	502.8	504.4	504.4	510.3	517.0	500.1	467.3	469.0	473.6	479.3	483.6	491.3
% change		2.2%	1.8%	1.0%	-0.8%	0.3%	0.0%	1.2%	1.3%	-3.3%	-6.6%	0.4%	1.0%	1.2%	0.9%	1.6%

Government	(000)	2,338.0	2,420.1	2,454.9	2,396.9	2,401.2	2,431.4	2,474.3	2,513.0	2,512.4	2,470.8	2,456.3	2,465.2	2,491.9	2,516.0	2,549.3
% change		2.8%	3.5%	1.4%	-2.4%	0.2%	1.3%	1.8%	1.6%	0.0%	-8.2%	-0.6%	0.4%	1.1%	1.0%	1.3%

Gross State Product Growth		7.6%	-0.4%	1.3%	3.0%	5.2%	4.3%	3.1%	1.8%	0.4%	-3.2%	0.8%	1.5%	3.1%	2.2%	2.5%

Sources: BLS, California Employment Development Department, RCG

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Through the short-term, economic instability will likely persist as the recession lingers in many consumer-led segments of the economy. However, employment will likely begin to stabilize in 2010, as firms stop cutting payrolls and initial hiring resumes. In 2010, we expect employment to be virtually flat, with payrolls growing 0.2%, reflecting the addition of 29,000 jobs. GSP will also likely stop declining in 2010, stabilizing with 0.2% growth year-over-year. Initially, clean tech and health-care related employment will likely be the main sources of hiring as other segments of the economy stabilize and stop shedding jobs. However, in 2011, we expect hiring to begin to pick up across other sectors, with payrolls increasing 0.8% year-over-year with the addition of nearly 109,300 jobs.

As the recovery spreads throughout the economy, overall job growth will likely accelerate. We expect payrolls to increase 1.4% in 2012, expanding by roughly 188,300 positions. Moreover, in 2013, we anticipate employment growth to climb to 1.1%, reflecting the addition of approximately 149,100 jobs, followed by 1.6% growth in 2014 creating 234,400 jobs. In total, we expect 710,800 jobs to be created between 2010 and 2014, helping to offset the losses of recent years and position the economy for robust growth as conditions stabilize and new innovations take hold. In addition to strength in cutting edge industries, population growth will likely help to fuel the economic recovery, as new residents add to demand for goods and services, while also contributing to tax revenues. Between 2010 and 2014, the population in California is expected to grow by a total of 1.9 million residents, expanding the sales tax, income tax and property tax bases.

Looking at individual sectors, educational and health services will likely be among the first to help drive the recovery, with payrolls expanding 2.0% in 2010, followed by accelerated hiring later in the forecast period. We expect the educational and health services sector to expand an average of 2.6% annually between 2011 and 2014, sparked in large part by the increased need for medical services among the aging baby boomer population. In total, the sector is expected to add roughly 229,300 jobs between year-end 2009 and 2013. In contrast to nearly every other sector in the state, educational and health services has not shed jobs through the recession, reflecting the ability of the industry to perform well in spite of difficulties in other segments of the economy.

While it will take many of the sectors time to rebuild employment to the same highs of recent boom years, the government sector is expected to surpass the 2008 peak in employment by 2013. Strength in federal employment will likely help to fuel government hiring in the years to come offsetting local budget shortfalls and hiring freezes, with state hiring also recovering later in the forecast period. The growing population in the state fuels revenue growth and keeps the need for government services on the rise, in turn fueling job gains. We expect the government sector to add 78,500 jobs between year-end 2009 and 2014, with annual increases averaging 0.6% between 2010 and 2014.

Biotech and clean tech innovation will contribute to resumed strength in the professional and business services and information services sectors during the years to come, while also helping to stabilize the manufacturing sector as well. Between 2011 and 2014, growth in the professional and business services sector is expected to average 1.4% annually, with the addition of nearly 115,000 jobs from year-end 2010 to 2014. Growth in the information services sector will likely be slightly slower, averaging 0.7% annually between 2011 and 2014, with the addition of 12,100 jobs during the three-year period. Overall, all sectors of the economy in California are expected to resume growth by 2012, ushering the state into a new era of prosperity.

As hiring accelerates and the demand for goods and services increases, GSP growth is expected to pick up as well, climbing from 1.5% in 2011 to 2.5% in 2014. Although GSP growth will lag the national expansion of GDP through the short term, it is expected to outperform GDP growth later in the forecast period. Whereas we expect GDP growth to average 2.6% annually between 2012 and 2014, we expect GSP growth to average 2.2%. California is set for a strong recovery later in the forecast period because of its cutting edge technology and healthcare industries, as well as its dynamic population of highly-adaptive workers.

Summary

The current challenges facing the State of California are part of a cyclical pattern that will segue way into a new era of innovation and entrepreneurialism. California is among the most sought-after places in the country to live and work, helping to attract and retain a highly talented, creative and entrepreneurial workforce. Moreover, the state is already home to numerous well-established businesses

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that are pillars of the economy and will help lead the recovery, as well as attract additional start-ups in the years to come. Innovation is a key component of the work culture in the state, historically giving way to new products, industries and sources of employment.

We expect the economy to follow this long-term pattern of adaptation during the years to come, emerging from the recession with resumed job growth and transforming cutting-edge industries. In particular, we expect the biotech, clean energy, and health care fields to be the main sources of growth, propelling expansion in other sectors as well. The economic recovery will help to stabilize the state government, as tax revenues improve with resumed consumer spending and personal income growth. The strengthening economy will in turn positively impact the demand for office space, real estate market fundamentals and, ultimately, real estate valuations. Improved real estate market conditions will also be supported by a limited supply of new commercial real estate, which is constrained in California due to limited availability of land, restrictive local entitlement processes and high building costs. California has historically experienced strong rebounds in its real estate market after prior recessions as demand for commercial real estate in the state is driven by the dynamic, innovative and diversified economy that will continue to grow and create demand for office space over the long term. Given the strong draw of the state for residents and businesses alike, we expect California to bounce back from the recession with strength and renewed health.

Southern California

Los Angeles

Economy

Overview

The Los Angeles metropolitan area is entirely composed of Los Angeles County, and is bounded by Ventura County and the Pacific Ocean to the west, Kern County to the north, San Bernardino County to the east, and Orange County to the south. Covering nearly 4,084 square miles, Los Angeles is home to an estimated 10.2 million people and is one of the world’s largest and most influential economies, able to rely on a variety of industries for employment growth. Los Angeles is a highly educated metropolitan area, as 28.1% of the population had a bachelor’s degree or higher as of 2008.

Los Angeles payrolls totaled almost 3.9 million as of December 2009. Major economic drivers include trade, media-related industries, professional and business services, educational and health services, and tourism. According to the Los Angeles County Economic Development Corporation (LAEDC), the county’s gross domestic product in nominal dollars was more than $513.6 billion in 2008, ranking it among the top 20 economies worldwide. Several specific industries are clustered in Los Angeles, and are vital to the regional economy including trade, media and entertainment, and tourism.

We do not believe the current recession will exhibit the same level of decline seen during the early 1990s recession, with only 264,300 job losses expected between year-end 2007 and 2010 based on our forecast, compared with 387,000 jobs lost between year-end 1990 and year-end 1993. The housing market boom during the earlier half of the decade drove growth in real estate-related sectors, including construction, professional and business services, and financial activities. After the housing market began to correct in 2007, those sectors shed jobs accordingly. Between year-end 2006 and 2008, the three sectors combined lost roughly 78,000 jobs, and we believe an additional 45,000 jobs will be lost in those sectors between year-end 2008 and year-end 2010.

Los Angeles has a large informal economy, which includes self-employed workers such as real estate agents, entertainment industry contractors, day laborers and various service employees that are not included in payroll employment statistics. Therefore, the unemployment rate, which is derived from a survey of households, is a better indication of labor market conditions. The unemployment rate has reached 12.5% in December, one of the highest rates on record, and some estimate that as many as 20% of residents are unemployed or underemployed. We expect the unemployment rate will exceed 10% through at least 2012, as job market conditions remain weak.

Looking forward, we expect job declines to decelerate but continue through 2010, with the economy losing an additional 9,000 positions from year-end 2009 through year-end 2010. We believe that most employment sectors will lose jobs during that period, with the educational and health services sector adding jobs at the healthiest pace because of continued strong demand for medical services and growth in the private education subsector. Total employment growth should resume in 2011, accelerating from 0.8% to 1.6% by 2014, with all sectors except manufacturing adding jobs by the end of the forecast period.

Growth Industry Clusters

Trade

The trade sector, which includes wholesale and retail trade, is a major driver of the local economy, accounting for more than 15.5% of all jobs. Wholesale trade employed roughly 200,000 people as of December, and activity in this subsector is driven by the Ports of Los Angeles and Long Beach, the world’s fifth-largest port complex, and the largest in the United States. Together the two ports support roughly 496,000 jobs throughout the Southern California region. In addition to the ports, the Los Angeles International Airport handles a

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large amount of cargo, and the value of imports and exports totaled more than $78.7 billion in 2008. Imports are largely from Asian countries, and imports that move through the Los Angeles area are transshipped via rail and truck to nearly every major destination in the United States.

Cargo volume, as measured by twenty-foot equivalent units (TEUs), began to decline at the Port of Los Angeles in 2007, by 1.4%, followed by a decline of 6.0% in 2008 and a 14.0% decline in 2009. The Port of Long Beach followed a similar trend, with cargo volume declining by 11.3% in 2008 and by 21.9% in 2009. Nonetheless, in total the port complex handled the most cargo of any other domestic port, with 11.8 million TEUs passing through in 2009.

In addition to the contraction in wholesale trade, retail trade employment is shedding jobs because of weak sales and store closings. The retail trade subsector employed roughly 396,000 people as of December, making it almost 2.0 times larger than the wholesale trade subsector. Between December 2007 and December 2009, the subsector shed 58,000 jobs, although this figure is not seasonally adjusted, and includes holiday season hires, skewing the net loss slightly more negative. Retail trade employment growth has been highly correlated with total employment growth since 1990. During the housing boom, between year-end 2004 and through December 2006, year-over-year employment growth in the retail trade subsector outpaced total employment growth by an average of 100 basis points on a monthly basis. However, once homeowners were unable to use the equity in their homes to pad discretionary income, retail spending and consequently employment in the subsector began to decline, helping to lead Los Angeles into recession. However, Los Angeles is a popular shopping destination, which should continue to draw affluent shoppers from around the world. In addition, the region’s population continues to grow, which will ultimately fuel demand for goods in all categories and bolster retail trade employment.

Overall trade employment is expected to slowly rebound in 2012, adding 1,500 jobs that year. By 2014, the trade sector is expected to add an additional 3,000 jobs. The sector is an important driver of Los Angeles’s overall economy, supporting jobs in a number of related industries. Because Los Angeles is an important gateway to Asia, trade volume will increase again as the global economy picks up speed in the coming years. Recent indications of improvement in many Asian economies bode well for demand for exports from the United States in the near term. Although overall trade activity is lower due to the global recession, we expect that regional cargo activity will return to a growth trend and fuel job creation.

Media and Entertainment

The entertainment industry is one of Los Angeles’s core economic strengths and one of the region’s most high-profile sectors. Although feature films increasingly are shot in other states or abroad, television production, spurred by higher demand for programming from cable networks, is making up much of the difference. The information services sector is largely driven by media-related industries, including publishing and broadcasting, but the sector also includes telecommunications activities. The sector is 2.4 times more concentrated in Los Angeles than it is nationally, reflecting the large cluster of media and entertainment firms in the area.

Employment in the information services sector declined dramatically during the recession in the early 2000s, shedding 51,300 jobs in 2001 and 2002, but this was largely a reflection of the build-up of the tech industry prior to 2000, when 18,800 jobs were added in 1998 and 1999. Since 2002, however, evolving consumer preferences for various forms of media have created a shift in the industry, particularly with the increasing popularity of the Internet and the methods by which media can be obtained. Print media, in particular, has experienced a decline as consumers increasingly turn to the Internet or television instead. Nonetheless, Los Angeles’s media and entertainment industry is still an important economic driver, largely supported by the film, television, and broadcast industries that are so popular, and highly visible, around the world.

The media and entertainment industry employed more than 161,000 people as of 2008 in the motion picture and sound industries, broadcasting, and as independent artists, writers and performers. Professionals in the motion picture and sound industries earned an average of $87,620 annually during 2008, exceeding the state average by 6.5%. Those in broadcasting earned $104,832 on average during 2008, exceeding the state average by 31.3%. Independent artists, performers and contractors earned the highest wages in the industry, averaging $320,060 annually in 2008, exceeding the state average by 45.5%. The number of employees in the industry may be much higher than reported, as many within the industry are independent contractors and not included on regular payrolls. Nonetheless, it is safe to say that at least 1 out of 12 workers in Los Angeles County are tied to the entertainment industry.

In addition, the video game and digital media development industries are in growing demand as more film studios utilize digital effects and computer-generated graphics to complete their films. Advancements in technology and a growing supply of skilled labor in this field have also helped the industry expand. Several major video game production companies have a presence in Los Angeles, including Electronic Arts, Activision, and Disney Interactive Studios. Video game development will likely be a source for growth in the local economy as consumer spending improves nationally. Likewise, digital media is forging a new path for the entertainment industry, with growth in alternative types of production fueling job gains in the region. In fact, digital media is expected to be a driver of the economic recovery during the coming years, with consumer demand for digital content on the rise even in spite of the current recession. Given the financial pressure created by the weak economy, many advertisers and producers are turning to digital content as a means to save money while also appealing to increased consumer demand for more control over content. Pricewaterhouse Coopers expects

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spending on digital entertainment in the United States to rise to 25% of entertainment expenditures by 2013, compared with 15% in 2008. Consequently, creators of digital content will likely fuel increased demand for production space in Los Angeles during the years to come.

Even as alternative media takes off, traditional production still dominates economic activity in Los Angeles. According to Film L.A., Inc., nearly 37,976 on-location production days, which includes feature films, commercials, and television programs, took place year-to-date in Los Angeles County during 2009. However, this number does not include productions that took place at studio locations, so the actual number of production days is much higher. In addition to feature films and television programs already in production, pilot production is also an important driver of the entertainment industry. During the 2009-2010 cycle, 76 pilots were produced in the Los Angeles area. This was a 28.8% increase from the previous year when 59 pilots were produced and spending on the productions exceeded $200 million. The rebounding economic conditions should support further increases in production activity, including commercials which already increased 61% during the first quarter of 2010 following three years of annual declines. We believe that Los Angeles will continue to be the premier location for production activities, attracting and retaining some of the most creative talent in the world.

Despite a positive longer-term outlook for the entertainment industry in Los Angeles, the current recession is creating obstacles for related employment, particularly given the drop in ad revenue for many traditional media outlets. According to FilmL.A., Inc, in the year through December 2009, on-location production days across all categories of filming in the region dropped 19.4% year-over-year to 37,976. For feature films, the number of on-location days increased 13.6% year-over-year during the fourth quarter, but was still down 29.9% year-to-date through December. For television production, the number of days decreased 16.6% during 2009. Nonetheless, commercial production is beginning to show signs of stabilization, with production days increasing 20.5% year-over-year during the fourth quarter, which is good news for the overall entertainment industry in Los Angeles.

Although production on location occurs throughout the Los Angeles County area, film and television studios are typically located west and north of Downtown within the West Los Angeles and San Fernando Valley/Tri-Cities submarkets, where Burbank and Universal City are located. Many of the major studios offer backstage tours, generating an additional economic impact by way of tourism. Top studios in these areas include Warner Bros., Paramount Pictures, Universal Studios, 20th Century Fox, Sony Pictures Studios and Columbia Pictures. These well-known studios typically own their properties, but several studios within the county are independently owned and operated, and are available for use by independent production companies.

As the industry has grown to include more independent film studios, the media cluster in Los Angeles has expanded geographically to include areas south of Downtown Los Angeles, including Long Beach and Manhattan Beach. Raleigh Studios is the largest independent film studio in the world, with a studio and a prop storage facility in Manhattan Beach that the company uses as an extension of their Hollywood studio. A similar trend is occurring in Long Beach, where outdated warehouse facilities and airplane hangars are being converted into studio space. However, some independent studios are located north of Downtown near the prominent studios, and are the original studios where widely known films were shot during the “golden age” of Hollywood. The original Columbia Pictures studio located in Hollywood on Sunset Boulevard has been rebranded as Sunset Gower Studios, and currently films the popular television series Heroes, as well as several other popular television series and feature films. Similarly, the original Warner Bros. studio is located on Sunset Boulevard, where The Jazz Singer and Gone with the Wind were filmed, and is now Sunset Bronson Studios, home to several popular television productions as well as KTLA, Los Angeles’s CW Network affiliate. Many of the smaller independent studios today include state-of-the-art facilities that compete with the larger film studios, and are generally considered valuable real estate assets.

Los Angeles’s media and entertainment industry attracts its fair share of venture capital funding, a testament to financiers’ confidence in the creative talent emerging in the industry. Venture capital investment in 2009 totaled more than $49 million, down by 53.3% compared with 2008. There were 19 deals completed, compared with 31 in 2008, and the average deal amount in 2009 was 23.9% lower compared with 2008. Historically, venture capital investment averaged $71 million on a quarterly basis since the first quarter of 1995, but this average is skewed higher by the number of deals made leading up to the Internet bubble bursting in 2001. From the second quarter of 1999 through year-end 2000, there were 24 deals made on average each quarter compared with 7 deals each quarter on average since the first quarter of 1995 through the fourth quarter of 2009. Excluding the aforementioned high activity period, venture capital investment averaged $41 million quarterly. Fewer deals at present are reflective of capital market conditions rather than a disinterest in Los Angeles’s media and entertainment industry.

The entertainment industry is also a major driver of the leisure and hospitality sector. Many entertainment-related sites within Los Angeles attract tourists, including the major film studios, Grauman’s Chinese Theater, and the Hollywood Walk of Fame. In addition, several historic theater venues attract visitors from around the world. Tourism activity declined since the start of the recession causing the leisure and hospitality sector to shed 12,900 jobs in 2008, and an additional 7,100 jobs between year-end 2008 and year-end 2009. As of 2008, visitor-related spending totaled more than $13.8 billion, and although the figure may have come down some in 2009 because of the recession, tourism still has a strong economic impact in Los Angeles. As the economic recovery gets underway, we expect tourist traffic and spending from both domestic and international visitors to increase.

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Office Market

Overview

The Los Angeles office market totals more than 181 million square feet of space. Because of the economic diversity and sheer size of the region, each submarket is distinct. For example, entertainment and media firms are typically located in the Tri-Cities submarket, which includes Burbank and Universal City, while professional services and financial firms and government agencies drive demand for space in the CBD.

During the recession of the early 1990s, the market was hit especially hard, a result of the permanent restructuring of Los Angeles’s prominent aerospace industry. Although the defense-heavy South Bay submarket experienced the worst of it, all submarkets posted vacancy rates of more than 20% for at least two years. The downturn in the real estate markets resulted in significant losses in construction employment, but also quelled demand for services performed by firms supporting the real estate industry, including those in the financial activities sector, which declined by more than one-sixth between 1990 and 1997. As a result, the office market remained weak until the second half of the decade.

With its large, well-educated and creative workforce, the Los Angeles region was well positioned to benefit from the Internet boom of the late 1990s. As venture capital investment soared, office market conditions tightened considerably, particularly in the West Los Angeles and San Fernando Valley/Tri-Cities submarkets, where media firms historically have had a significant presence. As suitable blocks of space became scarce, firms were forced to turn to the nearby South Bay submarket. As a result of this spillover demand, the South Bay vacancy rate was cut in half in just four years, falling to 10% in 2000.

Although Los Angeles is characterized by sprawl, developable land is relatively limited and virtually nonexistent near the coastline. Also, environmental regulations such as CEQA and California Coastal Act can prohibit many types of development. The voracious demand for office space during the late 1990s pushed down the overall office vacancy rate to 12.7% in 2000, compared with 17.0% only two years prior. Developers were able to find suitable sites despite the complicated zoning and environmental regulations; however, it is likely that new product would be delivered quicker and with larger footprints if not for the regulatory environment. As a result, the construction pipeline filled rapidly, as developers sought to profit from tight market conditions. Between 1999 and 2003, new construction totaled approximately 12 million square feet, nearly half of which was in the San Fernando Valley/Tri-Cities submarket. Approximately 3.7 million square feet of space came online in West Los Angeles, and nearly 2.1 million square feet were added to the South Bay market. As the economy slowed, the Los Angeles office market once again softened as space that was already in the pipeline was delivered to the market. Landlords of existing buildings were forced to compete with developers of the new buildings for an ever-shrinking pool of prospective tenants. Consequently, the overall vacancy rate peaked at 18.8% in 2002, but conditions were not as dire as in the early 1990s. This time, Los Angeles’s diverse economy enabled the region to emerge from the national recession with relatively moderate job losses. By 2007, the vacancy rate fell to 10.6%, mirroring the trend following the 1990s recession, and reflecting the boom and bust cycles within the commercial real estate market and the economy as a whole.

Market Conditions

Job losses contributed to weaker demand in the overall office market, reflected in the vacancy rate increasing to 17.0% by the fourth quarter of 2009, compared with 12.6% at year-end 2008. Because job growth lags other indicators of economic expansion, demand is expected to remain weak through 2010, with the vacancy rate

Los Angeles Overall Office Market Statistics(1)

		2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Stock	(SF,000)	175,946	176,600	178,426	179,466	181,715	182,645	182,748	182,748	183,148	184,358
New Construction	(SF,000)	791	654	1,826	1,041	2,249	929	104	—	400	1,210
Net Absorption	(SF,000)	4,877	3,778	1,316	(2,682)	(6,098)	(300)	1,020	1,700	2,670	3,550
Occupied Stock	(SF,000)	154,475	158,252	159,569	156,886	150,788	150,488	151,508	153,208	155,878	159,428
Vacancy Rate		12.2%	10.4%	10.6%	12.6%	17.0%	17.6%	17.1%	16.2%	14.9%	13.5%
Rent	($/SF)	$25.25	$27.24	$32.84	$34.66	$31.87	$31.27	$31.78	$32.83	$34.30	$35.74
Rent Growth		2.2%	7.9%	20.5%	5.5%	-6.9%	-1.9%	1.6%	3.3%	4.5%	4.2%

(1)	Construction, net absorption and rent growth are year-to-date values.

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reaching 17.6% by the fourth quarter. Overall asking rents increased by 20.5% in 2007, when demand peaked, to $32.84 per square foot. The number of new buildings entering the market in 2007 and 2008 also pushed rents to higher levels. The average overall asking rent declined by 6.9% from year-end 2008 through the fourth quarter of 2009. Weak demand through 2010 should push rents down by an additional 1.9%. Construction activity delivered a total of more than 2.2 million square feet of space to the market in 2009. Few projects are in the pipeline for 2010 through 2012 in line with reduced development trends nationwide. Construction activity should return close to historical levels by 2014.

Los Angeles’s overall office market is currently softening because of the recession, but construction activity during this cycle did not reach the same levels seen during the tech-boom, averaging 1.7 million square feet delivered annually from 2007 to 2009. Comparatively, construction activity averaged more than 2.6 million square feet in deliveries annually from 1999 through 2002. This lower level of construction activity should help the market recover more quickly than in previous recessions. The overall vacancy rate increased to 18.8% by 2002 after a low of 12.7% only two years prior. By 2005, the rate had fallen to 12.2%, and as job growth accelerated, the rate fell to 10.4% in 2006, reflecting the ability of the Los Angeles office market to bounce back strongly within a few years. The current vacancy rate is nearing historical highs, but we do not expect the rate to exceed that reached during the last two recessions. As the economy recovers and job growth accelerates beginning in 2012, increased tenant demand should push the vacancy rate down to 13.4% by 2014, and rents should grow at an average annual rate of 3.4% from 2011 through 2014.

The Hollywood submarket is synonymous with Southern California’s television and movie industry. At slightly more than 2.1 million square feet, the submarket is home to a high concentration of entertainment and media firms. Between 2001 and 2007, Hollywood was one of the most improved submarkets in the county, with the vacancy rate falling from 29.7% to 6.2%. The local revitalization efforts, coupled with overflow tenants from surrounding submarkets, also spurred the average asking rent beyond the $35 per square foot threshold by 2008. More recently, the vacancy rate returned to double-digit territory, reaching 10.9% by the fourth quarter of 2009. In spite of the increase in available space, the overall average asking rent has not fallen precipitously as in other submarkets, declining by 3.0% annually in the fourth quarter of 2009. The Class A direct weighted average asking rental rate increased by 1.2% during the same period. There is little supply-side risk in Hollywood due to the lack of available land for office projects. In fact, the submarket lost office space in the past few years as buildings were converted to residential and retail uses.

Investment Activity

In 2009, the overall Los Angeles office market recorded 38 property transactions totaling more than $749 million in volume, according to Real Capital Analytics. Investors paid an average price of $231 per square foot, higher than the national average of $187 per square foot during the same period. The average transaction size was $20.0 million relative to $25.1 million nationally, indicating that investors sought smaller deals in the second half of 2009. Transaction activity declined dramatically since the start of the national recession, with 226 transactions completed in 2007, before falling to 94 in 2008, and falling again to the current level.

Cap rates in Los Angeles are trending higher than the national rate as of the fourth quarter, and have increased in the past year. The average office cap rate was 8.7% during the 12 months through the fourth quarter, compared with the national average of 8.3% during the same period, according to Real Capital Analytics. Cap rates reached a high of 8.9% in 2002, reflecting the weaker office market and waning investment interest following the start of the recession at that time. However, as the investment market picked up, and investors became more active in bidding on properties, the cap rate declined to average about 5.8% during the 12 months through the second quarter of 2008. The average cap rate now, however, is somewhat unreliable because of the smaller number of published cap rates and the reduced number of deals. Current cap rates are slightly higher than is the reported average, but this spread will remain uncertain until more deals occur.

The number of distressed assets is on the rise, with 79 assets in distress since mid-2008, according to Real Capital Analytics, and only a fraction resolved as of March 2010. As of March 2010, Los Angeles was ranked first among California markets as having the most distressed office assets by dollar volume, and fourth in the country, although this was largely due to the size of the market.

CBD Market Conditions

The CBD office market contains approximately 29 million square feet of space in 57 buildings. The CBD continued to perform relatively well in the fourth quarter of 2009 compared with other office markets in Los Angeles County. The vacancy rate increased 2.9 percentage

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points from year-end 2008 to 16.7%, and the average overall rent declined by 4.5% during the same period, but this was the second-smallest decline among major Los Angeles office submarkets after the San Fernando Valley/Tri-Cities submarket. The CBD’s large concentration of government tenants should continue to serve as a source of stability in the market going forward.

We expect the vacancy rate to increase an additional 0.5 percentage points through the end of 2010, to 17.2%, declining thereafter to around 15.7% by year-end 2014. We expect the average overall asking rent to decline by 2.1% through year-end 2010, compared with a 1.9% decline in the overall Los Angeles rent, bringing the CBD rent back to late 2007 levels. A lack of construction completions through at least 2014 should benefit the market, allowing the excess space to be absorbed and annual rent growth to accelerate to the mid-4% range by the end of the forecast period.

The CBD area was revitalized in recent years, with the completion of thousands of residential units and a variety of entertainment and retail options, anchored by the $2.5 billion L.A. Live complex. The increased vitality of the downtown area should continue to boost its appeal to tenants, particularly as additional projects are completed.

Just one office property traded during 2009, as the portfolio sales that drove investment volume in recent years were nonexistent. According to Real Capital Analytics, the largest transaction was the purchase of the 106,000 square-foot Crown Plaza in July for approximately $15.5 million. The property was 70% occupied at the time of the sale.

West Los Angeles Market Conditions

The West Los Angeles office submarket is composed of almost 50 million square feet of space, accounting for approximately 27% of the Los Angeles region’s office stock. It is currently the second-largest office submarket in the metropolitan area, behind the San Fernando Valley/Tri Cities submarket. West Los Angeles includes some of Los Angeles’s most expensive and high-profile communities, including Beverly Hills, Pacific Palisades, Brentwood, Santa Monica, Westwood and West Hollywood. Entertainment, technology and media firms are the main drivers of demand in this submarket. Technology firms prefer the campus settings available in Santa Monica and Culver City. The submarket’s office stock is relatively new and dense, with nearly 60% of its space built during the past 25 years, and an estimated 70% of its space located in mid- and high-rise buildings. Driven by strong growth in the entertainment, media, finance and business services industries, West Los Angeles rapidly improved from the region’s weakest submarket in 2002, when the vacancy was 19.9%, to one of its strongest in 2006, when the vacancy rate fell to a low of 6.5%.

The formerly high-flying West Los Angeles office market struggled through 2009 as a large amount of new and sublease space flooded the market. The vacancy rate increased to 14.7% – 4.3 percentage points higher than year-end 2008, and more than double the cyclical low of 6.5% in the fourth quarter of 2006. The average overall asking rent plunged 16.7% through year-end 2009, the largest decline among the five major Los Angeles County office markets, largely because of the availability of lower-cost sublease space. With an additional 796,000 square feet of new space slated for completion during 2010, we expect the vacancy rate to trend higher, reaching 15.8% at year-end 2010. Rents should continue to decline, albeit at a slower pace, with the average overall asking rent falling an additional 2.6% by the end of 2010. In the medium term, lower levels of construction coupled with rebounding demand for space in this prestigious office market should drive down the vacancy rate to the 11.8% by 2014. Rents should increase by an average of 5.0% annually from 2012 through 2014.

Although conditions in the West Los Angeles market are likely to remain weak in the near term, the medium- and long-term outlooks are positive. The Westside’s high quality of life and accessibility to transportation and freeways make it one of the nation’s most desirable office markets and the premier location for firms in industries

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including entertainment, finance and technology. On the supply side, a limited amount of developable land and general opposition to development by local residents should constrain the amount of new office space delivered to the market.

Although several high-profile properties came on the market in recent quarters, the large bid-ask spread limited the number of transactions. Local observers expect deal volume to pick up during the next 12 months as the number of distressed assets increases and buildings become available at a significant discount to replacement cost.

San Fernando Valley/Tri-Cities Market Conditions

The San Fernando Valley/Tri-Cities office market is located northwest of downtown, and is composed of 344 buildings and more than 53 million square feet of office space. Cities within the submarket include Burbank, Pasadena, Universal City, Encino and Sherman Oaks. Media and entertainment firms drive demand for space in the Tri-Cities submarket, particularly near Burbank, while technology firms are drawn to Pasadena, where the California Institute of Technology is located. About 70% of the office space in this submarket was built in 1970 or later.

Hit hard by space givebacks by firms in the construction, finance and insurance industries, the San Fernando Valley/Tri-Cities office market remained one of the weakest in Los Angeles at year-end 2009. Although the rate at which companies returned space to the market appeared to be slowing, the completion of more than 1.2 million square feet of space in several buildings, two of which were not significantly pre-leased, contributed to a 5.6 percentage-point increase in the vacancy rate through year-end 2009 to 18.3% – the highest level among the five major Los Angeles office markets. Weak demand will likely push the vacancy rate higher to 18.7% by year-end 2010. A lack of construction between 2010 and 2012 should benefit the market, resulting in the vacancy rate declining to 12.8% by year-end 2014, although this would be more than double the recent cyclical low of 5.5% reached during the second quarter of 2007. With demand remaining weak in the short term, we forecast an additional 2.8% decline in the average overall asking rent through the end of 2010, followed by annual rent growth accelerating to 3% by 2012 as the economy rebounds.

According to Real Capital Analytics, transaction volume tumbled more than 69% during 2009 to $222 million. In one of the largest transactions in Los Angeles County in 2009, Grosvenor Americas sold the 225,800 square-foot Two North Lake property in Pasadena to a private buyer in August for $52 million. The 9.0% cap rate on the deal mirrored the trend of most transactions with reported cap rates during the year.

Market Summary

Overall, Los Angeles’s office market is experiencing a correction after several years of strong growth driven by the housing market boom. When economic growth accelerates during the second half of the forecast period, we expect strong tenant demand to return to the office market. Because of the relatively low level of construction activity expected during the forecast period, the market should tighten up by 2014 as existing space is leased. The number of distressed assets is relatively high, but this level is a reflection of the overall size of the market, and the number of real estate transactions that occurred at the height of the market. Some buyers may have overpaid for properties in recent years, or overleveraged their investments, but these distressed sales present opportunities for capital-rich, risk-inclined investors to take advantage of the income potential that the more prominent buildings can offer once economic conditions improve. The real estate clock is currently in the decline phase, at 1:30, reflecting the market’s increased vacancy rates and declining rents in the near term.

Orange County

Economy

Overview

Located on the Pacific Ocean south of Los Angeles County and north of San Diego County, Orange County is geographically the smallest county in Southern California by far, covering only 948 square miles. Approximately 3.0 million people lived within the county as of 2009, and employment as of December 2009 totaled more than 1.4 million positions. The small geographic size and large population means that Orange County is one of the most densely populated counties in the nation in spite of its image as a suburban haven. Orange County’s labor force is highly educated and approximately 43.4% of the population over the age of 25 held an associate’s degree or higher as of 2008 compared with 35.2% nationally. Those with a bachelor’s degree or higher composed 35.5% of the population in Orange County compared with 27.7% nationally.

Orange County is a top leisure destination given its many popular beaches and Disneyland, as well as other nationally recognized theme parks. The leisure and hospitality industry feeds into Orange County’s

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second-largest sector, trade, where retail trade makes up roughly two-thirds of the total jobs within that sector. Orange County also boasts a large concentration of professional and business services and financial activities sector employment. Approximately 367,000 employees worked in these two sectors as of December 2009, including nearly 259,000 employees in professional and business services, Orange County’s largest sector.

Historically, Orange County has been able to better weather various periods of economic decline than its Southern California neighbors. During the recession that struck Los Angeles particularly hard in the early 1990s, Orange County only shed 51,000 jobs, or 4.4% of total employment, between year-end 1990 and year-end 1993. Comparatively, Los Angeles shed more than 388,000 jobs, or 9.5% of its workforce during the same period. During the period leading up to the 2001 recession, employment growth was strong, averaging 3.3% annually from year-end 1993 through year-end 2000. During the 2001 recession, Orange County shed only 5,800 jobs overall as large job losses in specific sectors, including manufacturing and information services, were outpaced by gains in others, including financial activities, leisure and hospitality, and educational and health services.

Orange County has several highly concentrated employment industries including construction, manufacturing, financial activities, professional and business services, and leisure and hospitality. Because many of these employment sectors are tied to industries related to housing, many of these industries suffered when the housing market collapse began in 2007. As construction slowed dramatically, many employed within this sector were laid off. Likewise, as mortgage lending tightened, and the subprime crisis began to take shape, local mortgage firms closed, leading to job losses in the financial activities sector. Orange County was the center of the subprime industry prior to the housing market collapse and thus was hit particularly hard by the downturn. Also, as the housing market continued to weaken, fewer homeowners were able to borrow against their houses or refinance mortgages, thus restricting consumer spending and ultimately leading to weakness in Orange County’s typically strong local retail trade and tourism industries.

The overall employment level contracted by 3.3% year-over-year in December 2009, with the loss of 47,800 jobs. However, the rate of job loss has been slowing on a monthly basis, from an annual contraction of 4.4% in September, indicating that the bulk of job losses may be over. The number of job losses in the current cycle has contributed to the market’s highest unemployment rate on record, at 9.8% as of December 2009. Orange County’s unemployment rate averaged 4.7% on a quarterly basis since 1990. As the local economy rebounds, we believe the unemployment rate will come down slowly through the forecast period, to 5.5% by 2014.

Employment growth is expected to be flat in 2010 and then pick up by 2012 as nearly all sectors add jobs. We are expecting hiring to accelerate from the mid-1% range in 2012 to 2.0% by 2014. In terms of employment sectors, we believe that the educational and health services sector will lead the way in terms of employment growth, followed by the professional and business services sector. Within the employment sectors, industries such as technology and medical devices, should be the employment growth leaders. Our long-term outlook is positive since the region offers a highly skilled and entrepreneurial workforce and an attractive lifestyle, is a popular tourist destination, and boasts above-average household incomes.

Growth Industry Clusters

Health Care and Medical Device and Equipment Manufacturing

Orange County’s health care industry includes health services and medical device and equipment manufacturing. Although these two segments are vastly different in terms of employment classification, the same demand forces, namely the aging baby-boomer population, drives growth in these industries. Baby boomers are those born between 1946 and 1964, and composed roughly 36.2% of Orange

Largest Orange County Medical Device Makers

Ranked by Number of Local Employees in 2009

Name	City	Employees	Products
Edwards Lifesciences Corp.	Irvine	2,091	Heart valves and monitoring systems

Beckman Coulter Inc.	Fullerton	2,005	Research and testing instruments

B. Braun Medical Inc.	Irvine	1,314	Intravenous solutions and equipment

Applied Medical Resources Corp.	Rancho Santa Margarita	1,037	Less-invasive surgery devices

Alcon Research, Ltd.	Irvine	785	Eye surgery devices

Toshiba America Medical Systems Inc.	Tustin	697	Diagnostic imaging equipment

Masimo Corp.	Irvine	679	Vital sign monitors

Medtronic Heart Valves	Santa Ana	650	Tissue heart valves

Sybron Dental Specialties Inc.	Orange	640	Consumable dental products

Abbott Medical Optics, Inc.	Santa Ana	533	Eye surgery and care technologies

Source: Orange County Business Journal Book of Lists 2010

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County’s population as of 2009. Orange County’s 45+ age cohorts has been growing at a much faster pace than the demographic below the age of 45 years-old, supporting growth in the local health care and services industry. Similarly, the growing baby-boomer demographic nationwide supports Orange County’s medical device and equipment manufacturing business, as these products are shipped throughout the United States. The share of the population between the ages of 45 and 64 years-old nationally was 25.7% in 2008, and this demographic will continue to grow as baby boomers age, adding to the demand for medical devices and equipment for years to come.

Locally, the educational and health services industry employed roughly 150,800 people as of December 2009. The health services subsector makes up a large portion of jobs within the sector, employing about 127,000 workers. Educational and health services employment has rarely contracted, pointing to the consistently increasing demand for these services, namely health care. Between year-end 1990 and December 2009, the health services subsector alone grew by roughly 60%, from an employment base of 80,600. Even during the current recession, the number of jobs has held steady.

Orange County’s manufacturing is highly concentrated and had 160,000 employees in December. Similar to nationwide trends, employment has been on the decline in this sector for several years, as more companies outsource manufacturing to other parts of the world. Most of the manufacturing activity takes place in the northern part of the county, where about 65% of manufacturing jobs are clustered, with the remainder located in the southern part of the county, according to the Los Angeles Economic Development Corporation. Several large medical device and equipment manufacturers are located within the county, employing more than 13,000 workers in the top-25 largest firms alone, according to an estimate by the Orange County Business Journal. Edwards Lifesciences Corp., a medical device company, was the largest employer in 2009, with 2,091 local employees. Beckman Coulter, Inc. and B. Braun Medical Inc. rounded out the top three, with 2,005 and 1,314 employees, respectively. For a more complete list, please refer to the nearby table.

Venture capital investment in health care services in Los Angeles and Orange counties combined averaged more than $45 million on a quarterly basis since the first quarter of 1995 through the fourth quarter of 2009. Investment averaged $41 million a quarter since the first quarter of 2005. Total investment from the first quarter of 2005 through the fourth quarter of 2009 was $8.2 billion. In 2009, venture capital investment totaled $954 million in 159 deals, compared with $2.0 billion in 243 deals during 2008. The weaker economy has dampened investment activity, following the trend in most investment arenas since 2008. However, when the economy improves and exit strategies for financiers becomes more apparent, investment activity will pick up in kind, following the trend of previous investment cycles.

As demand for health services continues to grow with an aging baby-boomer population, the health care and the medical device and equipment manufacturing industries should expand accordingly. Orange County’s large cluster of medical device manufacturers in particular should help drive overall economic growth in the market.

Office Market Overview

Orange County’s office stock currently totals approximately 81 million square feet and is relatively new, with a large majority of the space built in 1980 or later. In accordance with the traditionally suburban character of the market, a great deal of the total office space is in low- and mid-rise buildings.

Orange County underwent a building boom during the 1980s. More than 22 million square feet, or about one-fourth of the current total stock, were built between 1986 and 1990 alone, which kept the vacancy rate at more than 20% and rents flat until the mid-1990s. Speculative construction slowed dramatically during the late 1990s as the new stock was absorbed, bringing the vacancy rate down to 12.2% by year-end 1999. However, as the Internet bubble burst in 2001, coinciding with 7.3 million square feet of new construction from 1999 through 2001, the vacancy rate climbed to 17.5% by year-end 2002. Development slowed from this period through the end of 2005, and as employment growth and consequently demand picked up, the vacancy rate declined to 12.9% by 2004. The vacancy rate fell further to 9.8% by 2005 as the housing boom and tenant demand from mortgage companies picked up, signaling another short building boom in the market. From 2006 through 2008, more than 5.3 million square feet were completed. However, much of the space delivered was speculative, and the vacancy rate crept back up to 16.6% by year-end 2008.

Orange County Overall Office Market Statistics (1)

		2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Stock	(SF,000)	75,840	77,219	79,949	81,196	81,277	81,277	81,277	81,277	81,277	81,277
New Construction	(SF,000)	120	1,379	2,730	1,247	82	—	—	—	—	—
Net Absorption	(SF,000)	2,440	1,365	(721)	(1,328)	(2,806)	(800)	500	1,200	1,300	1,500
Occupied Stock	(SF,000)	68,389	69,754	69,033	67,705	64,898	64,098	64,598	65,798	67,098	68,598
Vacancy Rate		9.8%	9.7%	13.7%	16.6%	20.2%	21.1%	20.5%	19.0%	17.4%	15.6%
Rent	($/SF)	$25.33	$28.43	$32.43	$30.65	$25.95	$24.57	$24.92	$25.84	$27.18	$28.81
Rent Growth		8.5%	12.2%	14.1%	-5.5%	-15.3%	-5.3%	1.4%	3.7%	5.2%	6.0%

(1)	Construction, net absorption and rent growth are year-to-date values.

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Similar to the vacancy rate, Orange County’s office market rents have moved in conjunction with demand trends. Following the dot-com bust in 2001, office rents declined by 8.0% to $24.10 per square foot in 2002, and further by 4.9% in 2003 to $22.91 per square foot. However, as the housing market grew, and as demand from mortgage and other financial services firms increased, landlords increased rents by 8.5% in 2005, again by 12.2% in 2006, and further by 14.1% in 2007. Once employment began to contract and firms shut their doors, rents came down, declining by 5.5% in 2008. At their peak, average asking rents were $32.43 per square foot in 2007.

Market Conditions

Weak tenant demand continues to erode office market fundamentals in Orange County, with the vacancy rate increasing 3.7 percentage points during 2009 to 20.2%. Reflecting this weakness in demand is the falling average asking rental rate, which declined by 15.3% by the fourth quarter compared with year-end 2008 to $25.95 per square foot. Given the weakness in the market, landlords were forced to lower rents and increase concession packages in order to maintain occupancy levels and attract tenant interest. Softer market conditions are expected through 2011, with the vacancy rate expected to increase to 21.1% by year-end 2010, falling slightly to 20.5% by year-end 2011.

After three years of high levels of new construction, activity has come to a standstill. Only one building totaling 82,000 square feet was completed in 2009. With no other construction activity expected through at least 2014, the market should have ample time to absorb the existing space while economic conditions improve through the forecast period. However, because construction activity was strong during the last growth cycle and some tenants such as subprime mortgage lenders will not return to the market, it may take several years for the excess to be absorbed. Orange County’s high concentration of financial activities and professional and business services employment typically drives demand for office space. Together, the sectors are expected to add more than 27,000 employees between year-end 2009 and year-end 2014, accounting for almost one-third of the market’s total employment growth during the period. However, this is not as strong as the pace of employment growth in these sectors during the last growth cycle from 2002 through 2005, when employment in these sectors accounted for more than half of total employment growth in the county. Therefore, we expect absorption to be somewhat slower in the next growth cycle, and the vacancy rate is not expected to fall below 20% until 2012. Weaker demand conditions will likely keep rents near 2004 and 2005 levels during the near-term forecast period. We expect rent growth will be minimal in 2011, at 1.4% annually, increasing to 3.7% growth in 2012, 5.2% growth in 2013 and 6.0% growth in 2014.

Longer term, however, we believe the excess space will be absorbed, and the county’s geographic and policy constraints will help to prevent overbuilding to the same degree as in the last cycle. As the county grows denser, and the economy expands, demand for office space will continue to increase.

Investment Activity

According to Real Capital Analytics, in 2009, only 23 properties traded hands in Orange County’s office market, with an average cap rate of 7.9%. This level is relatively weak for the market when compared with 2008 when 29 properties traded hands at an average cap rate of 6.6%, and compared with 2007 when 124 properties were sold with an average cap rate of 5.2%. Investment volume year-to-date through December 2009 totaled $695 million, compared with more than $6.8 billion in transactions in 2007.

A number of investors may have overpaid for properties during 2006 and 2007. Now, some of these investors are having trouble paying down the loans as a result of fewer tenants, reduced operating revenues, and refinancing difficulties. The volume of distressed assets was estimated to be more than $813 million as of March 2010, totaling about 31 properties; however, this figure is based only on what is reported, and the number in distress could potentially be higher.

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Orange County’s currently weak office market is largely a result of the housing boom and subsequent bust, which caused many financial firms to downsize and subprime lenders to fold. This phenomenon, combined with the effects of the national recession, has negatively impacted office market fundamentals, leaving owners holding the bag on distressed assets. Many of these owners will be forced to sell these assets in order to pay down their loans, providing many opportunities for cash-infused buyers with an appetite for risk to take over the loan or purchase the property at a reduced price. When the office market recovers in Orange County, these opportunistic investors will be in a good position to earn a return on their investment, particularly those with sharp operating acumen.

Market Summary

Despite current weakness in Orange County’s economy and office market, the area is poised for growth in the longer term. The housing boom drove much of the economic expansion leading up to the start of the most recent recession, but it was largely unsustainable and not a reflection of the long-term growth patterns in Orange County. As the economy recovers in 2011 and accelerates beginning in 2012, office market fundamentals should begin to improve. The region’s largest employment sector, professional and business services, is a mainstay of the economy, and should grow again beginning in 2010. Financial activities, too, should expand following the correction period. These two employment sectors should drive demand for office space in the long term. Currently, the Orange County office clock is positioned at 1:00, in the beginning of the decline phase of the real estate cycle because of the market’s high vacancy rate and falling rents. However, as the firms begin hiring again and office space is absorbed, Orange County’s office market should move toward the absorption phase within the next two years. Because Orange County is a place where many people want to live and work, the market should thrive once economic conditions improve.

San Diego

Economy

Overview

San Diego has a diverse economy, with a dynamic mix of innovative employers in the biotech and high-tech industries, as well as a strong government, military, and defense presence. In December, non-farm payrolls totaled 1.2 million. Although the region has not escaped the effects of the national recession, it is well-positioned for resumed health in the years to come. Prior to the downturn, the region had gone 16 years with positive annual job growth from 1992 to 2007, demonstrating resistance to some of the more cyclical economic challenges facing other areas of the state.

Geographically, the region is well-located, offering residents access to neighboring Orange County and the Los Angeles area, as well as the benefits of temperate weather and varied terrains. San Diego County is bounded by Orange and Riverside counties on the north,

Imperial County on the east, Mexico on the south, and the Pacific Ocean, which stretches for 70 miles along the region’s western edge. Spanning 4,200 square miles and more than 3.0 million residents, San Diego County is nearly four and a half times larger geographically than Orange County, despite having approximately 9,500 fewer residents. The San Diego lifestyle is a major draw for residents, businesses, and tourists alike, providing a long-term influx of capital to the region. Young, educated workers are especially attracted to the region, drawn in by the lifestyle and universities.

Although the high cost of living contributed to negative net migration between 2003 and 2006, this trend started to reverse in 2007, with positive gains beginning in 2008. As the economy recovers and housing affordability remains higher than during the boom years, net migration is expected to pick up, averaging 10,280 residents annually between 2010 and 2014. Whereas a low of just 10.5% of households were able to afford the median-priced home in 2005, affordability reached 39.0% of households in 2009, and is expected to remain higher than 25% through 2014. Increased affordability will likely help to attract and retain residents during the coming years.

Throughout most of the past two decades, San Diego outperformed the nation in job creation. Even with the tech bust in 2001, San Diego managed to add jobs overall as the nation was shedding them. This resilience is connected to the diversity of the economy, as local cuts in the technology industry were offset by gains in the construction, educational and health services, and government sectors. The housing boom during the first half of the decade helped to fuel economic growth through mid-2005. However, years of overbuilding and overlending pushed the region into the downturn ahead of many other parts of the state and country.

San Diego was among the first markets in the country to be affected by the housing downturn. In general, the recession has been less severe than in many other parts of the state, but has lasted longer. The recession continues to hurt local firms and nearly all sectors in the economy are cutting jobs. In December, total non-farm payrolls were down 3.3% year-over-year, reflecting the loss of 42,100 jobs during the 12-month period.

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Despite early signs of improvement in the housing market, the real estate downturn is still the main drag on the local economy. In December, construction payrolls were down 8.0% year-over-year, with 5,700 jobs cut in the sector. Between 2006 and 2008, construction employment fell an average of 8.3% annually. Whereas these cuts were originally isolated to residential building, the shift in the economy and limited access to capital caused commercial construction to come to a halt as well, contributing to additional losses in the sector. Losses in the financial activities sector, on the other hand, decelerated through December, declining 3.6% year-over-year, with the elimination of 2,000 positions. The financial activities sector has also been cutting jobs since 2006, contracting an average of 3.9% annually between 2006 and 2008.

Weakness in consumer spending on both a local and national level is driving job cuts in the region. In December, employment in the trade and manufacturing sectors was down 3.5% and 6.5% year-over-year, respectively. The nation-wide slowdown in discretionary and business travel spending is slowing tourism in the region as well. In December, leisure and hospitality payrolls were down 4.4% year-over-year, reflecting the loss of 7,100 jobs. Year-to-date through February 2010, declining hotel occupancy caused RevPAR to drop 8.6% year-over-year, according to Smith Travel, underlining the trouble facing the hospitality industry, one of the biggest employers in the region.

Even the more innovative segments of the economy are being affected by the downturn in spending and limited access to capital. In 2009, venture capital investment totaled $903 million, down from $1.2 billion a year earlier and $1.9 billion in 2007. Weak venture capital investment and limited consumer spending are causing the local biotech and high-tech industries to contract, dragging down employment in the professional and business services sector. In December, the information services and professional and business services sectors were down 5.5% and 4.3% year-over-year, respectively. Cuts at local legal and accounting firms have also contributed to these losses.

The educational and health services sector has been the only private source of consistent employment growth through the recession. This growth has been largely connected to the growing demand for health services from the large population of aging baby boomers in the region. Nonetheless, in December, payrolls in the educational and health services sector were down 0.4% year-over-year, reflecting the spillover effects of the overall downturn in the economy. People are increasingly opting to postpone elective treatments, in turn slowing the expansion of area practices. As the economy recovers, we expect this trend to reverse, with strong demand for health services fueling hiring.

Largest Employers in San Diego

Ranked by Number of Local Employees in 2009

Name	City	Employees
Federal Government	Various locations	41,600
State of California	San Diego	41,600
University of California, San Diego	La Jolla	29,337
County of San Diego	San Diego	16,505
San Diego Unified School District	San Diego	14,555
Sharp HealthCare	San Diego	14,400
Scripps Health	San Diego	12,622
City of San Diego	San Diego	11,087
Qualcomm, Inc.	San Diego	9,859
Kaiser Permanente	San Diego	7,618

Source: San Diego Business Journal Book of Lists 2010

In spite of the downturn in civilian employment, the military generally provides a steady source of jobs both directly and indirectly to the region, with an estimated one in four local jobs tied to the strong military presence. With the recent approval of approximately $2.8 billion in construction spending at local bases during the next few years, the San Diego economy will likely receive a small boost, particularly in the construction sector. On a similar note, the cutbacks in the state budget had not translated into major government sector job losses in the region through December. In fact, hiring in the sector was virtually flat year-over-year, falling 0.6%.

Looking forward, we expect the economy in San Diego to stabilize in 2010, with employment growth picking back up by 2011. The diverse and innovative firms in the biotech and clean tech clusters will help to lead the recovery. Likewise, the educational and health services sector, which has been one of the most resistant to the recession, will be one of the fastest to expand given the large population of aging baby boomers in growing need of medical services. We expect near-flat growth of 0.5% in 2010. Although the initial recovery will be slow, we expect long-term health to return to the region led by the area’s diverse mix of innovative firms. Between 2011 and 2014, employment is expected to increase an average of 1.6% annually.

Growth Industry Clusters

Defense

The military plays a huge role in the economy in San Diego with 12 Navy and Marine bases located in the region. According to the Military Advisory Council, local bases provided approximately 375,000 jobs in 2008, with an estimated annual economic impact of $24.6 billion. Given the strong military presence, many aerospace and defense companies are headquartered or have significant operations in San Diego, and thus are key drivers of the local economy. In 2008, more than 16,750 people worked for the four largest local employers in the defense sector: Science Applications International Corporation (SAIC), Northrop Grumman, National Steel and Shipbuilding Company

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(NASSCO), and General Atomics. Defense firms in the region are typically located near bases or to the north of the University of California, San Diego campus.

Employment in the defense sector boosted the local economy during the downturn at the beginning of the decade, and contractors continue to benefit from high levels of military and homeland security spending. San Diego was estimated to have received the highest level of Department of Defense spending of any region in the country in 2008. Nonetheless, under the new administration, it is still uncertain whether or not defense spending will fluctuate markedly.

High-Technology and Biotechnology

San Diego is home to one of the nation’s most diverse technology clusters, with firms in the biotechnology, software, Internet, communications, information technology, aerospace and defense sectors. Nonetheless, biotech remains the most concentrated cluster of innovation employment in the region. According to the Milken Institute, San Diego has the most geographically dense cluster of biotech employment in the world and ranked second in the nation for scientific research and development services in 2009. Firms are attracted to the region by the existing cluster of biotech companies, the highly educated workforce, and the presence of major research institutions. In 2004, 66 educational programs specialized in training biotech workers in the area.

In addition to producing graduates who are able to fill the needs of local biotech firms, many local institutions also conduct research that attracts companies to the area. Major non-profit research centers include The Scripps Research Institute, the Salk Institute for Biological Studies, the Burnham Institute, and the University of California, San Diego. Educational and non-profit institutions in the region help to draw large amounts of research money for both themselves and local firms from the National Institutes of Health, the National Science Foundation, Small Business Innovation Research awards, and Small Business Technology Transfer awards. The State of California also supports a variety of programs that train biotech workers and fund research, including the industry-university matching grant programs at the University of California and California Sate University, as well as the Employment Training Panel through the Labor and Workforce Development Agency.

Moreover, the presence of large pharmaceutical companies has helped to draw small to mid-sized firms to the area and produced spin-offs. Larger names in the region include Amylin Pharmaceuticals, BD Biosciences, Biogen Idec, Celgene, Élan, Genzyme, Integrated DNA Technologies, Merck, Pfizer and Vertex. In 2007, the scientific research and development services industry, which includes life sciences, employed an estimated 24,900 people. Biotech firms are generally clustered in the Golden Triangle near UC San Diego in the University Towne Center (UTC) and Torrey Pines submarkets. Firms have also spilled over into the Sorrento Mesa and Sorrento Valley areas. Sorrento Mesa is home to many mid-tier to late-stage firms with build-to-suit facilities, as the UTC and Torrey Pines submarkets are already largely built-out. Prior to the downturn in the economy, Carlsbad was emerging as a less expensive alternative for some biotech firms.

Although venture capital investment has fallen with the downturn in the economy, biotech is still the main recipient in the region. During the fourth quarter, biotech firms received 61.7% of the $300.0 million of venture capital funds invested locally. Despite short-term challenges facing many biotech firms short on cash, the long-term outlook for the biotech industry is positive, especially given the large population of aging baby boomers with growing healthcare needs throughout the country.

Tech firms in other emerging clusters, like gaming and clean energy, will also perform well during the years to come, particularly given the growing demand for these technologies and the innovative nature of many of these firms. Like the local biotech firms, these companies typically opt to lease space near UC San Diego in the Golden Triangle. According to a report published by Clean Edge in October 2009, San Diego ranked 11th in the United States for clean tech job activity, signaling the potential for more growth to the cluster as the economy recovers.

Office Market

Overview

San Diego’s office market, which encompasses all of San Diego County, performed consistently well throughout recent business cycles. The market consisted of 55.9 million square feet at the end of 2009, with 17.1% of this space downtown and 82.9% in the suburbs. During the past 20 years, negative absorption occurred just four times annually, illustrating the long-term strength of the market. The first occurrence was during the recession in 1992, the second was in response to the tech bust in 2001, and the third and fourth were part of the current downturn beginning in 2008. Although the present recession poses a unique set of hurdles given the vast overbuilding of recent years, the office market in San Diego has proven resilient through previous downswings in the economy.

The financial activities sector was hit the hardest during the recession of the early 1990s. Payroll growth in the information services and professional and business services sectors, however, was essentially flat between 1990 and 1992, followed by strong gains in the subsequent years. Accordingly, demand for office space did not plummet to the same degree as in some other metropolitan regions, as it was buoyed by demand from these more stable users. The vacancy rate peaked at 15.4% in 1992 before beginning a steady decline to just 5.1% in 2000. The lack of new speculative construction during much of the 1990s helped contribute to this decline. In contrast, 15.6 million square feet were completed between 1984 and 1991, creating an oversupply that caused construction to drop off until 1997. Even as development resumed in 1997, construction levels were still lower than during the last building cycle, helping to insulate the market from the next downturn.

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The growth of demand from tech tenants began with efforts from local government and economic development agencies to attract firms in the 1980s. Accordingly, as tech employment expanded in the late 1990s with the development of the Internet, the San Diego office market was already positioned to benefit from growth in the cluster of existing tech tenants. Information services sector employment took off in 1993, with rapid growth in the financial activities and professional and business services sectors following suit, contributing to a decline in the vacancy rate. Nonetheless, the tech crash at the turn of the decade hurt related employment, contributing to a rise in the vacancy rate to 11.6% in 2002. Relative health in other sectors of the economy during this period, such as financial activities, helped to prevent a further increase in the vacancy rate.

Following the tech bust, the overall San Diego office market emerged relatively unscathed, even with the delivery of seven million square feet of office space between 1998 and 2002, though pockets of weakness existed throughout the county. As the tech industry stabilized and overall employment growth accelerated, the vacancy rate resumed its downward trend, reaching a low of 8.9% in 2005. Construction levels increased as the market improved, preventing an additional decline to the vacancy rate. Between 2005 and 2008, an average of 1.8 million square feet was delivered annually, outpacing absorption and helping to push the vacancy rate up to 19.4% in 2008. Whereas absorption remained positive through 2007, the shift in the economy with the current recession contributed to 1.6 million square feet of negative absorption in 2008, followed by an additional 673,000 square feet in 2009.

Market Conditions

Given the ongoing weakness in the economy, the vacancy rate reached 21.3% during the fourth quarter of 2009. For the suburban submarkets, the downturn has been more severe, largely because construction was focused in these areas during recent years, and tenant demand is more cyclical than in the CBD where tenants are mainly government and legal users. The vacancy rate in the suburban submarkets reached 22.3% during the fourth quarter, up from a low of 8.6% in 2005. In the CBD, the vacancy rate increased to 16.6% from 16.1% at year-end 2008, and a low of 8.6% in 2004. The increase in the vacancy rate is in turn contributing to declining rents as landlords compete to fill vacant spaces. In 2009, overall rents declined by 11.6% to $25.80 per square foot.

Although the construction boom of recent years is coming to an end, large blocks of space are still available for lease in recently completed projects, adding to the strain on the market. In 2009, 510,000 square feet were completed, contributing to the rise in the vacancy rate. Whereas the downtown submarket had no new construction in 2008 or 2009, the suburban submarkets received nearly 2.1 million square feet of space, putting upward pressure on the vacancy rate given the limited leasing in the market. Between 2005 and 2008, an average of 1.7 million square feet was added to the suburban submarkets annually, contributing to the increase in the vacancy rate. By comparison, an average of 180,000 square feet was delivered annually downtown during the same period. Low occupancy levels and ongoing layoffs are now causing developers to hold off on additional projects in the pipeline. In 2010, a total of 421,000 square feet is anticipated for completion in the suburbs, with no deliveries downtown. Through the forecast period, downtown will likely receive no additional construction. The suburban submarket is expected to receive an average of just 264,000 square feet completed annually between 2010 and 2014, as the market recovers from the oversupply of space created during recent years.

San Diego Overall Office Market Statistics(1)

		2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Stock	(SF,000)	49,439	51,057	53,819	55,381	55,891	56,312	56,312	56,587	56,887	57,367
New Construction	(SF,000)	1,440	1,618	2,762	1,562	510	421	—	275	300	480
Net Absorption	(SF,000)	1,686	610	642	(1,638)	(673)	50	640	1,680	1,817	2,215
Occupied Stock	(SF,000)	45,033	45,643	46,285	44,646	43,973	44,023	44,663	46,343	48,160	50,375
Vacancy Rate		8.9%	10.6%	14.0%	19.4%	21.3%	21.8%	20.7%	18.1%	15.3%	12.2%
Rent	($/SF)	$26.44	$27.98	$29.06	$29.17	$25.80	$24.89	$25.37	$26.48	$27.94	$29.53
Rent Growth		12.8%	5.8%	3.9%	0.4%	-11.6%	-3.5%	1.9%	4.4%	5.5%	5.7%

(1)	Construction, net absorption and rent growth are year-to-date values.

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Even with short-term challenges, the office market in San Diego is poised for long-term growth. The medium- to longer-term employment outlook for the region is healthy, signaling the potential for strong improvement in demand in the years to come. Given its location, San Diego will always be a place that people want to work and live, helping to restore health to the region as the national economy stabilizes. Nonetheless, through the short term, weakness will persist. Despite the recent stability to the vacancy rate downtown, large blocks of space resulting from downsizing and business closures are expected to be returned to the market during the coming quarters, putting upward pressure on the vacancy rate. Additionally, a handful of tenants are planning to relocate to the suburbs upon the expiration of their current downtown leases. Tenants are increasingly considering moves to the suburbs given the falling rents and oversupply of space in neighboring markets. Even with some additional demand from tenants in the CBD, overbuilding in the suburban markets during recent years will likely cause the suburban recovery to be slower than the improvement downtown. However, the good news for both markets is that the vacancy rate is expected to peak by year-end 2010, reaching 16.9% downtown and 22.8% in the suburbs, marking a pivotal shift in these markets as demand begins to improve next year.

As job creation resumes in the next couple of years, the vacancy rate will begin to decline, aided by the limited addition of new space through the short term. Nonetheless, the suburban market still has a great deal of recently completed space to work through. We expect the vacancy rate to decrease to 9.7% downtown and 12.7% in the suburbs by 2014, with the suburban submarkets taking longer to recover in light of the recent construction boom. It is important to note that conditions vary greatly by submarket. Overall rents will likely be weak through the short term, declining 3.5% in 2010. As occupancy stabilizes, rent growth will likely resume, averaging 4.4% annually between 2011 and 2014. We expect rent growth to recover most quickly downtown, averaging 4.9% annually during this period, compared with 4.3% annually in the suburbs. Even though the office market in San Diego faces short-term challenges, the longer-term outlook is positive, particularly given the lasting appeal of the region to residents and employers alike. In response to the shift in the economy, investment volume has plummeted, signaling the potential for significant opportunities for investors with access to capital.

Investment Activity

In March 2010, Real Capital Analytics reported that 14 troubled assets existed in the region, with additional properties likely to have slipped under their radar. For the overall office market, transaction volume fell to $471 million during the 12 months ending in December 2009, reflecting a 53.4% year-over-year decline. The average sales price decreased to $233 per square foot, compared with $338 per square foot a year earlier. This is likely reflective of the limited number of sales represented in the data as opposed to an actual increase in value. The 12-month average cap rate was 8.8%, up from 6.5% a year earlier. The majority of sales activity occurred in the suburbs, with just $3.2 million in transactions reported downtown during the 12-month period. Given the anticipated long-term health of the region, as well as the limited investment activity during recent months, the troubled assets in San Diego present an opportunity for investors to purchase properties at a discount before the economy recovers.

Golden Triangle/North City Market Conditions

The Golden Triangle is the most dynamic of the submarkets in the San Diego region, dominated by innovative tenants in the technology industry, and is widely considered the true center of the county’s office market. The submarket is located approximately 10 miles north of downtown and originally included just the University Town Centre (UTC), receiving its name from the triangle of land formed by the intersections of Interstates 5 and 805 and State Route 52. However, with the explosion of the tech industry, office development expanded and the definition grew to include six additional submarkets, including La Jolla, Sorrento Valley, Sorrento Mesa, Torrey Pines, Del Mar Heights and Pacific Beach/Rose Canyon/Morena. In 2009, the Golden Triangle accounted for 27% of the total office space in San Diego, with the UTC, Sorrento Mesa and Del Mar Heights submarkets accounting for nearly 81% of the total office space in the Golden Triangle.

Even though the Golden Triangle has a diverse mix of tenants, including law firms, brokerages, and accounting firms, it is dominated by activity from tech users. The area is well-known for its tech firms, such as Qualcomm and SAIC, as well as its high concentration of biotech employers. The Golden Triangle benefits from its proximity to several major research institutions such as the Kimmel Cancer Center in Torrey Pines and the Salk Institute and the University of California at San Diego, both located in La Jolla, which consequently is sometimes referred to as “Biotech Beach.” Accordingly, the health of the office market in the Golden Triangle is directly connected with the performance of the tech industry.

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Whereas the area outperformed the rest of San Diego during the dot-com boom, it also weakened the most with the ensuing tech bust. At the peak of the market in 2000, the Golden Triangle’s vacancy rate fell to just 3.7%, compared with 5.1% for all of San Diego. However, a more striking comparison is of overall rents and rent growth. Although San Diego’s overall average asking rent for all classes climbed nearly 15% year-over-year to $22.31 per square foot, the average rent in the Golden Triangle soared nearly 30%, to $31.04 per square foot on unprecedented demand for space from technology firms.

While the overall San Diego office market remained relatively healthy following the tech crash because of job growth in other industries and strong support from the defense sector, the Golden Triangle office market was one of the region’s hardest-hit submarkets. Its vacancy rate peaked at nearly 14% in 2002, and rents declined more than 16% between 2000 and 2002. Sorrento Mesa, where many software companies, pharmaceutical manufacturers and communications firms - especially wireless telecommunications companies - were located, posted the highest vacancy rate, which topped off at 21.4% in 2003. The most significant rent decline occurred in the Sorrento Valley submarket, which also had a significant concentration of high-technology firms. Following the downturn in the Golden Triangle office market, construction activity came to a virtual standstill as a glut of recently vacated space became available.

As the economy recovered in the years following the tech bust, the vacancy rate for the Golden Triangle declined, reaching 8.9% by 2005. However, improvement in leasing fundamentals also caused construction to pick up through 2008, which is now adding to the pressure on the market. Given the slowdown in employment and cuts at many local biotech firms during recent months, the vacancy rate reached 18.8% in the fourth quarter of 2009, roughly unchanged from 18.7% during the same period a year earlier. Increasing vacancies are contributing to declining rents, with rents for the Golden Triangle declining 22.7% year-over-year during the second quarter. The short-term challenges facing the Golden Triangle are connected to the cyclical nature of the technology industry as well as the greater recession plaguing the economy. Nonetheless, given the positive overall employment forecast for San Diego, as well as the anticipated recovery of the technology industry, we expect the Golden Triangle to strengthen during the coming years, remaining a favored location for tech-related companies in the region. A major factor positively impacting the Golden Triangle’s office market is the shortage of developable land in the submarket. Although the exact amount is unknown, local observers believe that vacant, privately owned land is scarce, particularly in the UTC, Del Mar Heights and Sorrento Mesa submarkets. With the continued development of San Diego’s North County, the Golden Triangle will benefit even more from its central location, serving as a bridge between Downtown and North County, as well as Orange County further north.

The Golden Triangle will continue to be the submarket of choice for many tenants due to the high quality of life of its surrounding communities, its proximity to highly regarded educational and research institutions, and its central location. Also, as the biotechnology and high-technology industries recover from the current downturn, the submarket should contribute significantly to San Diego’s position as one of the nation’s most important research and technology centers. With the highly-desirable quality of life found in the communities comprising the Golden Triangle, we expect the region to remain a location of choice for both companies and their employees in the years to come.

Market Summary

The office market in San Diego is poised for long-term health, particularly given the desirability of the region as a place to live, as well as the existing clusters of major employers in the technology and defense industries. These firms will likely attract new employers to the region as the economy recovers, especially in the innovative fields of clean energy technology and biotech. With the most concentrated cluster of biotech employment in the world, San Diego will undoubtedly benefit as the industry resumes expansion in the coming years. Overall, payrolls in San Diego are expected to stabilize in 2010, with growth resuming in 2011, and gaining momentum through the end of the forecast period. Accordingly, we expect demand for office space in San Diego to be healthy as the economy recovers, contributing to positive absorption and rent gains through the medium term. Presently, we consider the San Diego office market to be at the 1:30 position on the Real Estate Cycle Clock, signaling that although the region is still in a state of decline, the recovery is just around the corner.

Bay Area

San Francisco

Economy

Overview

The San Francisco metropolitan division includes San Francisco, San Mateo and Marin counties. This area of more than one thousand square miles contains a population of 1.8 million and a workforce of approximately 934,000 as of year-end 2009. Although the total population declined in 2009, driven by negative net migration as a result of the high cost of living and low single family home affordability, San Francisco continues to attract well-educated people from around the globe with its high quality of life and diverse mix of innovative businesses. Top research universities in the Greater Bay Area such as UCSF, Stanford, UC Berkeley, UC Davis and UC Santa Cruz not only provide a source for innovative technologies, but also help to educate and sustain the area’s high-skilled labor force. The educational attainment level of San Francisco’s population is much higher than the levels of both the California and United States total populations. According to the Census, 29.2% of San Francisco

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residents held a bachelor’s degree and 19.6% held a graduate or professional degree in 2008. In comparison, just 18.8% of workers in California held a bachelor’s degree and 10.8% held a graduate or professional degree.

The Bay Area economy is driven by high value-added services and high-technology-based production. There is a significant presence of firms in the high-technology manufacturing, software, biotechnology, clean technology and multimedia production and design industries within the San Francisco metropolitan division. The region’s proximity to Los Angeles is also a major boost for firms dealing directly with movie, music, and sound production, particularly those that can bridge the entertainment and technology industries. Advertising, market research, and print media have a large concentration in the San Francisco metropolitan division because of the large number of Fortune 500 companies, innovation, and knowledge industries, as well as the large pool of creative talent in the area. In addition to these industries, the tourism, finance and trade industries also play a significant role in San Francisco’s economy.

Despite its economic strengths, the San Francisco area suffered because of the housing market crash and its subsequent effects on the financial sector. Job losses associated with the housing market crash, credit crisis and synchronized global recession surfaced in 2008. In the San Francisco metropolitan division, 19,000 jobs were eliminated, or 1.9% of total employment, during 2008. The construction and financial activities sectors recorded heavy losses, directly related to the subprime mortgage meltdown that began in 2007. Declines in retail sales and the overall global trade of goods resulted in trade sector job losses, while the professional and business services sector was weighed down heavily by layoffs of temporary workers and job cuts among firms that support overall business activity. The rate of job loss in San Francisco accelerated in 2009. Every employment sector cut jobs with the exception of the educational and health services sector. A total of 44,000 jobs were eliminated during 2009, or 4.6% of total employment. Job growth should resume in 2010 with a 0.5% increase in total employment and the addition of more than 4,900 jobs that year. Thereafter, we expect total employment growth to increase by an average of 1.3% annually through 2014.

Growth Industry Clusters

High-Technology

A wide variety of software development firms are concentrated within the San Francisco metropolitan division. Local software firms fit into a range of categories including traditional home and business software, social media and networking, gaming, education and multimedia design. Though software firms are located throughout the Bay Area, the most innovative are densely concentrated in several submarkets. Firms engaged in developing social media and networking applications, a relatively new and highly innovative business line, are concentrated within the SoMa district of San Francisco, which provides flexible and urban work environments.

The presence of major tech players in Silicon Valley draws companies to the Bay Area as they seek to reap the benefits of clustering, in turn fueling office demand in the San Francisco metropolitan area. More than 20 high-tech companies in the Fortune 1000 are located in Silicon Valley, including Google, Apple, Cisco Systems, Intel and Oracle. Although most of these companies are located in Santa Clara County, several large companies have located in lower-cost markets such as Redwood City in San Francisco’s Peninsula submarket. Furthermore, start-ups are drawn to the area by the benefits of clustering, including the opportunity to collaborate, shared vendors and customers, and access to public research centers established to serve the industry. Many of these newcomers choose to locate in San Mateo County, which contains 14.4% of Bay Area high-tech employment. San Francisco County contains 9.2%, according to an August 2009 study by the Bureau of Labor Statistics. We expect the high-technology industry to continue to drive economic growth through the long term, particularly as other technology sectors, such as biotech and clean tech, also seek to reap cross-industry benefits from clustering.

Largest Employers in San Francisco

Ranked by Number of Local Employees in 2009

Name	Local Employees	Total Employees
City and County of San Francisco	26,554	27,802
University of California, San Francisco	24,759	27,778
Wells Fargo Bank	9,214	275,601
California Pacific Medical Center	6,800	6,800
Kaiser Permanente	5,629	164,769
State of California	5,555	243,408
United States Postal Service	4,697	641,000
PG&E Corp.	4,394	20,000
Gap Inc.	3,804	134,000
Charles Schwab & Co. Inc.	3,000	13,000

Source: San Francisco Business Times Book of Lists 2010

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Biotechnology

The San Francisco Bay Area is the birthplace of the biotech industry. The Bay Area has a high concentration of biotech companies in the United States, as these firms and their spinoffs have maintained a presence in the region for more than 30 years. According to BayBio, a biotech trade organization, the biotech industry alone employs more than 90,000 people. Venture capital funding for the biotech industry is well established in the Bay Area and in California. California captured 36% of total capital invested during the fourth quarter of 2009. As of the fourth quarter of 2009, biopharmaceutical deal volume in the Bay Area dropped 49.7% year-over-year, and the number of deals was down to 21 compared with 25 in the fourth quarter of 2008. Biopharmaceutical investment volume totaled $922 million on 80 deals during 2009, compared with $1.4 billion on 100 deals during 2008. In addition to private funding, the Bay Area consistently leads the nation in public funding as well. National Institutes of Health funding in Northern California totaled nearly $2.0 billion in 2008. Biotech firms cluster in the region in order to take advantage of the highly skilled workforce as well as to benefit from the synergies created by nearby research universities. Within the region, South San Francisco has the largest cluster of biotech firms. Notable firms located in South San Francisco include Amgen, Genentech, and Rigel Pharmaceuticals. South San Francisco, east of Highway 101, is specifically zoned for industrial and commercial activity, making it ideal for R&D and expansion. The Mission Bay district of San Francisco is emerging as a desirable location for biotech companies as well, with notable tenants including UCSF, the California Institute for Regenerative Medicine and Nektar Therapeutics. According to BayBio, approximately 1,400 biotech companies are currently located throughout the Bay Area, employing around 250,000 people in total. Important local biotech sub-sectors include genetic engineering, biopharmaceuticals, as well as drug research, development and manufacturing. Major biotech employers include Amgen, Genentech, Exelixis, Monogram Biosciences, Theravance and Cell Genesys.

Clean Technology

According to Clean Edge, a clean technology research company, the San Francisco Bay Area, which includes Silicon Valley and the East Bay, is ranked first out of the largest MSAs for clean tech jobs. The ranking was based on area clean tech job postings, investment activity, industry presence and patent activity. A high concentration of finance, green building, and environmental consulting firms are located in the Downtown San Francisco submarket. A number of firms are also scattered across other parts of the city. San Francisco has leveraged its competitive advantage in finance, consulting and design, in addition to its local support for environmental awareness, to attract companies at this technical end of the clean tech value chain. Given the economy’s strength in legal services and public relations, San Francisco is also a hub for product commercialization and business development services.

Multimedia and Entertainment

The multimedia production and design industry is also concentrated in the San Francisco metropolitan division. Incorporating elements of high-tech manufacturing and software development with more traditional arts and media, local multimedia firms leverage existing local clusters and skill sets. Major companies with local operations include Pixar, LucasArts, Sony, Electronic Arts, Dolby, Sega of America, Konami Digital Entertainment America and PDI DreamWorks SKG. The San Francisco Center for Economic Development estimates that within the multimedia design category, more than 50 digital entertainment companies operate in San Francisco.

San Francisco has a large concentration of social media headquarters located within the city, the largest and most widely followed of which include Twitter, Craigslist, Yelp, and Flickr. According to the Internet research site Alexa, five of the top-ten websites visited are social sites and these companies have rapidly hired new staff in recent years. Although the recession also forced job cuts on many of these local firms, we expect that a rebound in business spending, particularly on advertising, could fuel extended growth in this sector, particularly as social media sites continue to grow in popularity.

An extension of the social media boom, online gaming has become a dominant form of entertainment in recent years, although it is still developing. Also attracted by the area’s high-tech presence, a growing online gaming cluster has formed in San Francisco. One example of this, Zynga, the largest and fastest-growing social network online gaming company, recently closed a deal bringing the company’s headquarters to Mission Bay. Should rapid growth in this fledgling industry continue, newer companies could be attracted to the presence of such a large and relatively established player.

Advertising

The advertising industry is well established in the San Francisco region. The high concentration of Fortune 500 companies in the area, as well as the large amount of well-known technology companies make it an important place for advertising agencies to keep a location. Additionally, the presence of digital media, entertainment, and high-tech companies in the area has created a cluster of advertising firms specializing in online, mobile, and other specialty advertising. For example, mobile advertising dollars increased by 30% in 2008, with analysts predicting an additional 15% increase in 2009, despite the recession. During the last six months of 2008, VC funding for mobile advertising firms totaled more than $80 million in the Bay Area alone.

Nevertheless, the traditional advertising industry has been under duress during the recent recession, with many companies cutting back on their advertising budgets. According to Nielsen, ad spending in the United States dropped 9.0% during 2009 compared with

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2008. Print media, and particularly newspapers, were the hardest hit. National newspaper ad spending dropped by 13.7% in 2009, while local newspaper ad spending declined by 10.4%. The shift from print media to online media has also fueled the demand for digital marketing, which is likely to benefit San Francisco more directly than other cities, as not only are local firms more experienced in this arena but are also likely at the forefront of innovation in advertising. The metropolitan division is home to many ad agencies that specialize in digital marketing, including AKQA, the fourth-largest ad agency in the Bay Area, and Organic, Inc. Other large and more traditional advertising agencies with a presence in San Francisco include McCann Worldgroup; Avenue A/Razorfish; and Young & Rubicam. Notably, advertising agencies headquartered in San Francisco have a large percentage of local Fortune 500 clients, including Hewlett Packard, SanDisk, and Sprint.

Office Market

Overview

The San Francisco office market is divided primarily into three submarkets – the San Francisco central business district (CBD) office market, which is driven by a diverse array of industries, the non-CBD market and the Peninsula office market, both of which are primarily driven by high-tech and biotechnology. The Peninsula submarket includes all of the office space in San Mateo County, with biotechnology clustered in South San Francisco, venture capital clustered in Menlo Park and tech firms in communities such as Redwood City. The non-CBD market includes space in San Francisco County that is not in the Financial District, including SoMa, Mission Bay and neighboring Civic Center. These markets have experienced rapid growth in recent years as a result of redevelopment and growth of the tech and biotech industries.

Corporate headquarters, financial institutions, technology-related companies, as well as business and professional services firms occupy a majority of the space in the CBD, while high-tech and biotech firms generally choose to locate in the nearby SoMa or Mission Bay districts, or in the Peninsula. Roughly 67% of all office space in the City of San Francisco is located in the Financial District. With an estimated 560,000 downtown office workers employed in a wide range of managerial, professional, and clerical occupations serving businesses across the globe, San Francisco has emerged both as a major regional center for finance and high-technology companies and a home to thousands of skilled workers who are vital to the growing variety of industries.

The Peninsula submarket is more affordable and more horizontal, lending to the proliferation of its biotechnology cluster in South San Francisco and tech clusters throughout other parts of the market. Additionally, its location in between San Francisco and San Jose allows for ideal placement for finance and professional services firms wishing to serve technology clients, such as those located on Sand Hill Road in Menlo Park. Furthermore, many tech-related firms have found it more affordable to locate in the Peninsula, such as Dreamworks in Redwood City and Facebook in Palo Alto. The area’s proximity to Stanford University also makes it an attractive locale for tech firms, both in terms of recruiting as well as familiarity with the neighborhood by company executives.

During the previous office market boom, the late 1990s tech bubble led to heightened demand for space in the San Francisco office market. This demand, when combined with limited supply conditions, produced perhaps the tightest office market in the country at the time, particularly for high quality assets. The overall Class A vacancy rate in the CBD office market plummeted to 2.1% in 2000, while the average direct Class A rent spiked from $29.35 per square foot in 1996 to $80.16 in 2000. During this cycle, the overall Class A vacancy rate for the non-CBD office market dropped to 2.1% in 1999, while the average direct non-CBD, Class A rent peaked at $66.24 per square foot in 2000. As market conditions tightened, companies stockpiled office space to accommodate planned future growth. Following the burst of the tech bubble in 2001, the slowing economy, job cuts, and downsizing among Internet and technology companies put the brakes on office demand and led to a flood of unoccupied office space into the market as company layoffs and business closures curbed the anticipated demand for space.

Following the dot-com bust, the San Francisco office market recovered. From 2005 to 2008, the resurgence of the high-tech and software industries, growth in the financial activities and professional and business services sectors, and the recent residential real estate boom drove the demand for office space in the supply-constrained CBD office market. For the first time since the end of the tech boom, the CBD overall Class A vacancy rate reached single digits in 2007, dropping to 8%. The direct Class A average rent surpassed $50 per

San Francisco Overall Office Market Statistics(1)

		2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Stock	(SF,000)	104,475	104,956	104,956	107,117	107,368	107,578	107,578	107,578	107,761	108,503
New Construction	(SF,000)	847	481	—	2,161	251	210	—	—	183	742
Net Absorption	(SF,000)	4,593	3,660	5,155	(2,349)	(2,329)	1,000	1,150	1,700	980	1,760
Occupied Stock	(SF,000)	86,543	90,204	95,359	93,010	90,681	91,681	92,831	94,531	95,511	97,271
Vacancy Rate		17.2%	14.1%	9.1%	13.2%	15.5%	14.8%	13.7%	12.1%	11.4%	10.4%
Rent	($/SF)	$28.39	$31.24	$39.83	$42.48	$31.50	$30.25	$31.12	$33.23	$34.89	$37.32
Rent Growth		12.5%	10.0%	27.5%	6.6%	-25.9%	-4.0%	2.9%	6.8%	5.0%	7.0%

(1)	Construction, net absorption and rent growth are year-to-date values.

© 2010 Rosen Consulting Group, LLC	40

square foot in 2008, which was an increase of more than 66% from lease rates four years earlier. The Peninsula office market followed a similar trend, with the vacancy rate dropping to 9.9% in 2007 from 17.7% in 2006. Asking rents grew 38.1% during this time. However, as much as rental rates were driven by strong office demand, the rapid increase in lease rates was also a result of the high volume of transactions during this time, which had newly minted owners raising rates at every opportunity in an effort to justify pro forma numbers. For premium, high-view floors in downtown San Francisco, asking rents reached the $80 to $100 per-square-foot range for recently traded buildings.

Historically, very high construction costs, limited land availability, and San Francisco’s infamously strict building regulations have effectively prevented office developers from oversupplying the market. Regulations governing total office space delivered and casting of shadows by buildings, in addition to vocal neighborhood groups, act as significant hurdles to new development projects in the region. During the last 15 years, slightly more than 3.7 million square feet of new CBD office space were constructed. Two-thirds of this construction total was delivered in the five-year period between 1999 and 2003. The onset of the recession following the events of 9/11 and the dot-com bust brought a lull in downtown construction activity until 2008, when 872,000 square feet of CBD office space were completed. In the non-CBD and Peninsula office markets, development is less difficult and these submarkets drove most of the total office construction activity in recent years. From 2005 to 2008, an average of 872,000 square feet was delivered annually throughout the San Francisco metropolitan division.

Market Conditions

The recession caused consumers and businesses to pull back sharply on spending, reducing demand for space. Furthermore, job cuts at tech companies such as Cisco and Intel, as well as financial services firms like Charles Schwab, caused deteriorating market fundamentals throughout the San Francisco metropolitan division. As of the fourth quarter of 2009, the total office vacancy rate increased 230 basis points from year-end 2008 to 15.5%, in spite of a low level of new supply. These poor market conditions reduced landlord bargaining power and asking rents dropped 25.9% during 2009.

Job losses will dampen total office market performance in the near term. The total office vacancy rate should trend downward to 10.4% in 2014 as a result of resumed job growth and very limited construction. Rent growth should follow a lagged pace, with an annual decrease of 4.0% in asking rents in 2010. Subsequently, we expect the average asking rent to rebound in line with office-using employment. Rent growth should accelerate to 2.9% in 2011, 6.8% in 2012 and 5.0% in 2013. We do not expect any new deliveries from 2011 to 2012, as credit conditions and a high level of vacant space deter development. In the long term, much of the new office space expected to come online in the overall office market during the next ten years will be concentrated in the Mission Bay area. The expansion of San Francisco’s biotechnology cluster should counter the effects of this new supply, while continued growth in the high-tech, multimedia, entertainment, advertising and clean tech clusters fuels demand for office space throughout the metropolitan division. The combination of limited new supply and employment expansion in these high-growth industries should fuel improvement in the San Francisco metropolitan office market.

Investment Activity

In the San Francisco metropolitan division, 18 office properties traded hands in 2009, according to Real Capital Analytics. The total transaction volume was $808.7 million during this time for an average transaction price of $44.9 million in San Francisco compared with $25.1 nationally. Investors paid an average $342 per square foot, while the average price paid was $187 on the national level. The average prices paid per building and per square foot have historically been higher in San Francisco, and cap rates generally lower, as the area’s limited supply of assets and high potential for growth increased competition among investors. The average cap rate was 10.1% in

© 2010 Rosen Consulting Group, LLC	41

the fourth quarter of 2009, as compared with 8.3% nationally. The credit crunch and weakening fundamentals caused San Francisco office cap rates to rise from a recent quarterly low of 5.1% in the third quarter of 2007.

A lack of refinancing capital, in addition to reduced income generation and property devaluations, led to a rapid increase in the number of distressed assets in San Francisco. According to Real Capital Analytics, 26 office buildings became distressed from 2008 to the fourth quarter of 2009, and 11 of these deals were resolved or restructured. Although many lenders are currently willing to amend loan structures, we expect the number of distressed assets to increase as this trend dissipates.

CBD Market Conditions

By 2009, the effects of the deterioration of global financial markets, the softened real estate industry, and the decline in consumer and business spending on the San Francisco economy brought the office market into its current state of disarray. Major San Francisco layoffs and company downsizings during this recession took a toll on the San Francisco office market, particularly in the Financial District. Companies such as Charles Schwab, JP Morgan Chase and Macy’s have enacted massive layoffs. Two of the city’s most prestigious law firms, Heller Ehrman, LLP and Thelen, LLP dissolved. Additional layoffs and company bankruptcies among some of the market’s long-time office tenants left the market in limbo. Leasing activity remains stagnant, with smaller, short-term leases dominating the market. As a result of this rapid downsizing and mass layoffs, companies dumped thousands of square feet of excess office space during 2008 and 2009. However, as job cuts slowed in recent months, so has the amount of space returning to the market. The CBD vacancy rate increased to 12.9% in the fourth quarter of 2009 from 11.6% at year-end 2008. Asking rents declined by 28.1% in 2009 as a result. The ongoing correction in the San Francisco office market is expected to erase the rent gains of the past three years.

Although the current economic environment forced owners to reduce rents and flooded the markets with available sublease space, the diversity of tenants in key office-consuming sectors such as finance, business services, legal services, accounting and the biotech industry assures a steady source for office demand during the long term. Expectations of rising tenant demand and future growth should continue to draw international capital to San Francisco, maintaining the city’s status as a premier global investment market. During the next five years, we expect more tempered levels of office absorption in comparison with the market’s recovery following the tech bust. The next upturn in this economic cycle will be less leveraged and more cautious in comparison with the most recent boom. Economic growth during this upturn will include heightened government regulation, lower consumption, and moderated levels of debt, which will prevent rapid expansions in some credit-dependent industries. The subdued levels of growth in the banking industry should restrain the demand for space in the Downtown office market, as major financial services firms take a more conservative approach to office leasing. We expect the CBD vacancy rate to trend downward alongside resumed employment growth to 8.5% in 2014. The average asking rent should decline in 2010, before rent growth accelerates to an annual increase of 8.5% in 2014. Beyond our forecast horizon, however, we expect more robust economic expansion to lead to significant improvements in office market fundamentals.

Office development in the San Francisco CBD is largely guided by the 1985 Downtown Plan. The plan’s ultimate objective was to limit office construction in the city and mitigate its impact on the area’s infrastructure and quality of life. The plan’s height limitations, strict design guidelines, and historic preservation requirements within commercially zoned areas help to preserve the Financial District’s character and restrain office construction. Complementing the city’s Downtown Plan and placing further restrictions on the growth of the downtown office pipeline is Proposition M, passed in 1986. The proposition places an annual limit of 950,000 square feet of permits for new office construction, divided into 875,000 square feet in large projects and 75,000 square feet in small office projects (of less than 50,000 square feet). Despite the positive long-term outlook

© 2010 Rosen Consulting Group, LLC	42

on the local economy, rising construction costs, strict building standards within the Financial District, and political limitations on the amount of new office space delivered annually should prevent severe overbuilding in the market. Given the current real estate and financing environment, we expect a majority of the projects in the development pipeline to face considerable delays.

Approximately two-thirds of downtown San Francisco’s office stock traded hands from 2005 to 2007, as investors rushed to purchase property in an environment of rapidly increasing values and income generation. In 2009, only 14 buildings sold, as prices tumbled and cap rates rose. With the number of troubled assets on the rise, as well as the large percentage of buildings purchased at peak prices, we believe there will be many favorable buying opportunities in the San Francisco CBD, given its positive long-term outlook.

Peninsula Market Conditions

The office market in San Mateo County has suffered as a result of high-tech job cuts, a slowdown in biotech hiring and the turmoil in the financial services industry. Additionally, the housing market crash and subsequent pullback in consumer spending caused many housing-related firms and small businesses to close. Mirroring trends in the CBD, the vacancy rate rose to 17.0% in the fourth quarter of 2009 from 14.8% at year-end 2008. During 2009, asking rental rates fell by 21.6% as landlords were faced with a large amount of vacant space. Furthermore, the decline in the global demand for high-technology and biopharmaceutical products has forced tenants in the market to trim payrolls, and consequently, excise unused office space. Tenants continue to add to the available sublease inventory, while smaller lease renewals and downsizings dominate leasing activity. Only 251,000 square feet of new office space came online during 2009, indicating that the increase in available space is primarily a result of declining tenant demand.

We believe that the introduction of new technologies and development of tech start-ups will remain subdued until the IPO market and VC funding activity rebound significantly. As a result, the expected increase in bankruptcies and acquisitions of smaller companies and the resulting decline in office demand will weigh on the Peninsula office market through the near term. However, in the long term, the Peninsula submarket offers many competitive advantages that should allow for growth. The location between downtown San Francisco and Silicon Valley, coupled with its relative affordability, should drive demand for space from tech start-ups. Additionally, the preexisting biotechnology, finance and high-tech clusters should contribute to demand for office space through the long term, as we expect these innovative industries to drive economic growth on the local level going forward. We predict that the vacancy rate will have peaked in 2009, before moving down to 11.3% in 2014. We expect that it will be some time before the vacancy rate returns to the single digits in the Peninsula, as we suspect companies will be cautious in their hiring practices in the near term. Asking rents should decline to approximately $32 per square foot in 2010, before increasing through 2014 to more than $38 per square foot. New construction should not reappear until 2013, as financing difficulties and poor market conditions dissuade developers.

Office investment trends are fairly volatile in the Peninsula submarket. Fueled by the growth of the area’s biotechnology industry and high-tech cluster, investors rushed to purchase buildings during the most recent boom. Annual transaction volume peaked at more than $3.7 billion in 2007. In 2009, only four properties traded hands for a total investment volume of $413 million. A lack of financing, deteriorating office fundamentals and a slowdown in the biotech and tech industries account for this trend.

Market Summary

The San Francisco office market is currently correcting alongside the nation, but the presence of growth industries and limited new supply should help it recover more quickly. Additionally, a more diverse economy should limit the deterioration of office market fundamentals in coming years, as compared with the years following the tech bust. Rapidly dropping asking rents are a result of over-inflated rents during the boom, as many financial services organizations, established

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technology firms and consumer-related companies were willing to pay much higher rents in that era of high profits. Furthermore, a high rate of properties trading hands among institutional investors caused buyers to demand higher rents at the same time. We expect rent growth to return at a moderate pace as economic growth accelerates in San Francisco. During the long term, the San Francisco office market should benefit from strict limits on development reducing the risk of oversupply, innovative technology clusters driving demand, and a high quality of life assuring an ample supply of well-educated employees for area firms. As tenant demand increases and little new product is available for occupancy, we expect accelerated achievable rent growth beyond our traditional forecast horizon. Although the investment market currently has a historically high level of distressed assets, we believe that the long-term growth prospects will cause investors to absorb the supply of troubled assets more quickly in San Francisco than in many other areas, fueling value appreciation in the future. The office clock is currently in its decline phase at 1:30, leaving additional room for the expected vacancy rate increase and rent decline, but also indicating that much of the downside risk is behind the market.

Silicon Valley

Economy

Overview

The economy in the San Jose metropolitan area is dominated by tech employment, making the region highly susceptible to the changes in the business cycle. While this dependence is difficult for the economy during periods of economic downturn, it also includes the benefits of great prosperity during boom years. Given our outlook that the innovative tech industry will help lead the national recovery, the San Jose region is well-positioned for growth in the coming years.

The San Jose MSA, or Silicon Valley, consists of Santa Clara and San Benito counties. However, San Benito County is primarily agricultural and its population is roughly 3% of the size of Santa Clara County. The Silicon Valley economy is vitally interconnected with its northern neighbor San Mateo County, as well as the remainder of the Bay Area. Geographically, Silicon Valley has access to a vast pool of educated workers throughout the Bay Area, with universities like Stanford and UC Berkeley attracting some of the top minds in the world to the region.

Educational attainment in the Bay Area is among the highest in the country, with many graduates of the region’s top-tier research universities choosing to start professional careers in the area. The San Jose metropolitan area is ranked third in educational attainment nationally based on the percentage of the population with a bachelor’s degree or higher. Employers in the Silicon Valley benefit from the highly educated workforce throughout the Bay Area, as many workers opt to commute to the South Bay from San Francisco.

The 2009 population estimate for the Silicon Valley was 1.82 million. Since the economic downturn in 2001, when the San Jose metropolitan area was hit particularly hard, net migration in the region has been negative almost every year. Although out-migration is still a trend due to the cost of living, the natural increase in population is curbing the impact. Moreover, the number of people leaving the region has slowed compared with earlier in the decade, and many of the out-migrants are now opting to live in other parts of the Bay Area, but still commute to the Silicon Valley for employment. Among young professionals, it is increasingly popular to live in San Francisco and work in the Silicon Valley, despite the commute.

Silicon Valley is home to numerous large employers within both the public and private sectors. The largest private sector employers include Cisco Systems, Stanford University, Lockheed Martin, Oracle, and Hewlett Packard. Even with the downturn in the economy, several tech clusters are still poised for growth through the longer term, including software and clean technology. The presence of existing tech firms will also likely attract new start-ups as the economy recovers and innovations take hold. However, tech firms began to cut payrolls in 2008, with total non-farm employment declining 1.9% year-over-year.

Weak electronic sales, limited private financing, and softness in the housing market led to job losses in the Silicon Valley in 2009. Internet companies continued to shed jobs, although at a more moderate pace toward the end of the year. The semiconductor and computer equipment manufacturing industry has borne the brunt of the reduction in demand for electronic products from both consumers and businesses, driving the 7.0% annual decline in manufacturing employment in December 2009.

With the exception of educational and health services and government, every sector of the economy shed jobs during the 12 months ending in December. Overall, total non-farm payrolls declined by 3.9% year-over-year, reflecting the loss of 35,200 jobs. The unemployment

Largest Employers in Silicon Valley

Ranked by Number of Local Employees in 2009

Name	Local Employees	Total Employees
Cisco Systems Inc.	17,000	67,647
Country of Santa Clara	15,350	15,350
Kaiser Permanente	13,515	159,766
Stanford University, SLAC	12,219	12,219
Lockheed Martin Space Systems Co.	8,088	140,000
Oracle Corp.	8,000	86,657
State of California	7,751	211,784
Hewlett-Packard Co.	7,500	321,000
Sun Microsystems	6,400	33,423
City of San Jose	6,256	6,256

Source: San Jose Business Journal Book of Lists 2010

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rate reached 12.5%. Global weakness in consumer spending was the main drag on the economy, slowing demand for tech products, as well as local demand for goods and services. The real estate downturn is also affecting the region, with construction employment and financial activities employment declining 19.1% and 3.8% year-over-year, respectively.

The Silicon Valley’s full economic recovery is more than a year away, and the region’s dependence on the Internet and high-technology sectors that have yet to produce new local jobs poses a major risk factor. Off-shoring is a common phenomenon in the high-cost area and many local firms are expanding payrolls in satellite locations, rather than in Silicon Valley. Nonetheless, we anticipate that high-tech jobs will be created throughout the region as the economy recovers and innovations are developed. In fact, Silicon Valley tends to follow a more volatile boom-bust cycle as a result of its entrepreneurial environment and penchant for innovation.

By year-end 2010, we expect total employment growth to return to positive territory, increasing by 0.8% followed by a 1.1% increase in total payrolls by 2011. Though the pace has slowed in recent months, Silicon Valley companies continue to announce large job cuts. Lockheed Martin recently announced the elimination of 800 jobs, many of which will come from their Sunnyvale offices, while Cisco will lay off an additional 700 employees in the San Jose region as part of its ongoing restructuring. While such layoffs are expected to continue through the short term, the medium-term outlook is more positive, particularly given the expectation that the tech industry will help lead the recovery.

The Web 2.0 and clean technology firms are expected to drive future economic expansion. Clean tech firms, in particular, will likely be among the first to expand, with increased demand for clean energy resulting from new federal and state incentives. Even in light of challenges, the region is still the largest tech center in the country, with major firms likely to continue to attract start-ups seeking proximity to larger names in the years to come. The region will likely always be prone to boom and bust cycles, and the current downturn is not an exception. We expect firms in Silicon Valley to regroup as the national economy recovers, restoring economic health to the region through a high level of innovation.

Growth Industry Clusters

High-Technology

According to a study released by the Milken Institute in 2009, Silicon Valley is the largest center of tech employment in North America. Given that periods of economic downturn generally lead to innovations and entrepreneurialism, we expect the overall tech industry to be reinvigorated in the next few years. Major tech employers in the region include Cisco Systems, Lockheed Martin Space Systems, Oracle, Hewlett-Packard, Sun Microsystems, Intel, IBM, Applied Materials, EBay, KLA-Tencor, Hitachi America, Symantec, Network Appliance, Xilinx, NVIDIA, Adobe, National Semiconductor, and Microsoft, which were each among the top-25 employers in the region in 2008. Major firms like Google and Yahoo! have also expanded their footprints during recent years.

Although global semiconductor sales remain low, there were positives signs of recovery through 2009 and into 2010. A leading indicator for the overall tech economy, global semiconductor sales increased by 56.2% year-over-year in February 2010, a promising trend. The recent rise in global semiconductor sales, a leading indicator for increasing demand for computer and electronic goods, should help curb further job cuts in the sector.

Venture capital is vital to the entrepreneurial economy in the region, and Silicon Valley is home to some of the most notable financial backers in the world. Nonetheless, the financial crisis sent many recipient firms scrambling to secure additional funding, contributing to layoffs throughout the region, and limited the emergence of new start-ups. In 2009, venture capital fell to $7.0 billion, down from $10.7 billion a year earlier and $10.8 billion in 2007. However, compared with most other parts of the country, the amount of venture capital flowing into the region is still high, signaling the power of the region to attract funds even during a severe national economic downturn.

The shortage of exit opportunities has forced venture funds to own companies longer, potentially forcing sales at reduced values and restraining investment in other technologies/companies. With five venture-backed IPOs in the second quarter of 2009, the market is showing signs of improvement. However, until the IPO window fully reopens and exits return to historical norms, we do not expect a high level of job creation. In the fourth quarter of 2009, there were no venture-backed IPOs. Once funding resumes at a normalized level, we expect this capital to fuel innovation and product development, setting the stage for accelerated growth within the technology industry.

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Clean Technology

The emerging clean tech cluster will likely be among the first to expand during the coming years, spurred by increased global demand for clean energy innovations. Already, the greater Bay Area region is ranked first in the country for clean-tech job activity according to Clean Edge. In 2008, $4 billion was invested in clean tech start-ups nationally, accounting for roughly 40% of the total venture capital investment for the year, according to PricewaterhouseCoopers. The high concentration of venture capital firms, as well as growing interest regarding the development of green technology from major tech firms like Cisco and Google, helps to attract clean energy start-ups to the region. Cisco, for example, is focused on leading the way in clean tech development with work on a smart grid technology system. Solar technology development is already concentrated in Silicon Valley, with firms like Soyndria and Nanosolar, largely because of the area’s existing silicon chip production and semiconductor companies, as well as access to the area’s highly educated workforce. The availability of existing manufacturing and R&D industrial space in the San Jose MSA is another draw for clean tech firms to the region. Moreover, the only clean tech business incubator in the entire Bay Area, Environmental Business Cluster, is located in San Jose, helping to attract firms by providing consulting services and commercialization assistance to fledgling clean tech companies in the Silicon Valley. Firms focused on clean energy generation, green building and design, finance, and energy consulting are concentrated in areas such as Santa Clara and Mountain View.

Office Market

Overview

The Silicon Valley office market measures more than 43.4 million square feet. The majority of this space is located in the suburbs, with inventory totaling 37.0 million square feet at the end of the fourth quarter. Major submarkets for tech demand include suburban San Jose, Sunnyvale, Cupertino, Santa Clara, and Mountain View, which combined accounted for approximately 85% of the space in the suburban office inventory. In contrast, the Downtown San Jose office market totals just 6.5 million square feet, or 14.9% of the Silicon Valley office market. In keeping with the overall economy, office conditions in the region are cyclical, following the boom and bust cycles of the tech industry.

Prior to the dot-com bust, Silicon Valley had relatively steady growth in office employment. As tech companies began to move to Silicon Valley or increase their workforce in the Valley, office employment grew correspondingly. During the height of the dot-com era, the downtown market had virtually no space available, with a vacancy rate of 1.2% in 2000. Likewise, the suburban vacancy rate also bottomed in 2000, falling to 2.9%. Overall, the office vacancy rate was just 2.6% in 2000.

In many parts of Silicon Valley, massive overbuilding occurred right at the peak of the dot-com boom. This led to a large amount of vacant inventory once the economy shifted. Between 1998 and 2002, developers added 9.9 million square feet of new office space to the market. This trend was unsustainable, particularly given the sharp shift in employment caused by the tech bust in 2001. The rapid overbuilding, followed by a growth cycle in the residential real estate construction sector, led to a dramatic reduction in available land. As the office market slowed following the dot-com era, the development pipeline dried up, with no new space completed between 2003 and 2007.

During the height of the dot-com bust in mid-2003, the overall vacancy rate peaked at 29.6%. In the suburban markets, the vacancy rate climbed to 28.7% at year-end 2002, reflecting the overbuilding of recent years in conjunction with a sharp drop in demand for space. Conditions in the CBD also deteriorated quickly, even without overbuilding in the submarket during recent years. In the CBD, existing land constraints led to few new developments, with just 664,000 square feet completed during the boom years between 1998 and 2002. Although these new projects added to the level of vacant space, much of the spike in vacancy rates was attributable to a lack of tenant demand, with an absence of major corporate tenants driving the market. In contrast to the suburban market, where demand returned with the recovery in employment, the vacancy rate in the CBD continued to climb, reaching 27.4% in 2005.

Coinciding with swings in the market, asking rental rates have fluctuated greatly over the past decade. During the height of the boom, the dearth of available space drove up the average Class A asking rental rate to $54.19 per square foot per year in 2000, reflecting a 44.6% year-over-year increase. In fact, effective rents were above this rate as tenant competition for prime blocks of space was intense.

Silicon Valley Overall Office Market Statistics(1)

		2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Stock	(SF,000)	40,396	40,468	40,468	41,948	43,494	44,348	44,348	44,348	44,348	44,348
New Construction	(SF,000)	—	73	—	1,480	1,546	854	—	—	—	—
Net Absorption	(SF,000)	2,686	430	437	(694)	(871)	570	800	1,035	760	1,250
Occupied Stock	(SF,000)	34,558	34,988	35,425	34,731	33,859	34,429	35,229	36,264	37,024	38,274
Vacancy Rate		14.5%	13.5%	12.5%	17.2%	22.2%	22.4%	20.6%	18.2%	16.5%	13.7%
Rent	($/SF)	$23.65	$24.78	$30.68	$32.00	$28.30	$26.92	$27.32	$28.06	$28.62	$29.79
Rent Growth		-1.0%	4.8%	23.8%	4.3%	-11.6%	-4.9%	1.5%	2.7%	2.0%	4.1%

(1)	Construction, net absorption and rent growth are year-to-date values.

© 2010 Rosen Consulting Group, LLC	46

With the end of the explosive tenant demand, and ensuing glut of sublease space, asking rents for Class A properties fell 53.1% from 2000 to 2003.

With the halt in construction in 2004, and a slow economic recovery under way by that time, organic tenant growth resulted in the absorption of excess vacant space, particularly in the suburbs. The recovery in Silicon Valley’s suburban office market was one of the most dramatic U.S. office market improvements during the middle of the decade. Strong positive net absorption emerged in 2004 and accelerated through 2005 as a variety of tenants opened offices or expanded operations, locking in favorable lease terms. Recovery in the suburbs was driven primarily by growing technology firms such as Yahoo! and Google. Consequently, the suburban vacancy rate dipped to 12.1% at year-end 2005 from 20.7% in 2004 and 25.9% in 2003.

With rental rates at historical lows, profits strong at many of the big local tech firms, and venture capital activity healthy, many tenants opted to secure space in anticipation of future growth. The improvement to the market continued with employment growth through 2007, driving the overall vacancy rate down to a year-end low of 12.5%. Even the CBD benefited from this improvement, with spillover demand from the suburbs driving the vacancy rate down to 16.6% in 2008, reflecting the lowest rate since 2001. However, this decrease also included BEA’s brief ownership of the Sobrato Building, which it intended to occupy but ended up returning to the market when the company was purchased by Oracle.

Market Conditions

As the business cycle once again shifted with the current recession, conditions throughout the Silicon Valley began to deteriorate. Anemic leasing activity and the addition of 1.5 million square feet of new office space in 2009 pushed the overall vacancy rate to 22.2% during the fourth quarter. Suburban office market conditions weakened as companies completed previously announced layoffs and shed excess space, while new space came to market. As companies reduced their need for office space and leasing activity remained stagnant, negative net absorption totaled more than one million square feet, which pushed the suburban office vacancy rate to 21.9%. For the most part, tenants with expiring leases are choosing to renew existing leases instead of relocating, contributing to weak leasing activity at newly completed properties. Overall suburban rents declined 13.7% year-to-date through the fourth quarter of 2009. The submarkets that exhibited the largest year-over-year declines in direct Class A rates during this period included Campbell, Cupertino and Santa Clara, with rents declining more than 15% year-over-year in each market.

The long-struggling CBD has also been affected by the recent downturn in the economy. As law firms adjusted their staff and billing practices to match the drop-off in the demand for legal services, and financial services companies continued to reel from capital market turmoil, the demand for office space from these traditional downtown users abated through 2009. During the fourth quarter, the CBD vacancy rate climbed to 23.6%, erasing much of the occupancy gains of the last couple of years. Nonetheless, downtown rents were still up 3.8% in 2009.

Although the office market is expected to benefit from improvement in the economy, the short-term outlook is weak. The overall vacancy rate is expected to increase only slightly to 22.4% in 2010. Competing for tenants, office owners will be forced to lower lease rates. We expect overall rents to decline by 4.9% in 2010. As more companies prioritize price over quality, we expect most newly completed space to remain vacant during the duration of this recession. We expect 854,000 square feet to be completed in 2010, marking the end of the recent building boom.

As the local economy recovers through the latter part of the forecast period, the expected rise in office employment combined with no new construction activity should bring the vacancy rate to the mid-teens and overall rents to nearly $30 per square foot by 2014. Given the high vacancy rate, we expect no new space to be completed between 2011 and 2014. Rent growth will likely resume in 2011,

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climbing from 1.5% annual growth in 2011 to 4.1% in 2014. Into the forecast period, the Silicon Valley economy is well positioned to benefit from the expected growth in the renewable energy sector, as well as the increased innovation across the tech industry that generally emerges from a recessionary period. With continued support from federal government incentives and an established source of venture capital investment and new technologies, our long-term outlook on the market is positive.

Investment Activity

Investment opportunities abound with the rise in office defaults during recent months. In March 2010, Real Capital Analytics reported ten troubled assets through the past year in the region, with additional properties likely to have been overlooked. Given the improvement expected to the market through the longer term, as well as the weak investment activity in the current market, these properties will likely sell at sharp discounts. During the 12 months ending in December, total investment volume in the region fell to $190 million, down from nearly $1.3 billion during the same period a year earlier. The average sales price was $245 per square foot, compared with $295 per square foot a year earlier. The 12-month average cap rate was 6.6%, up from 6.2% a year earlier.

Market Summary

Even with short-term weakness, the resilience in office demand during previous cycles bodes well for a full recovery to the market in the coming years. Given the strong presence of tech firms in the region, the office market is susceptible to the changes in the business cycle, benefiting from periods of prosperity during up years, and weakness during downturns in the economy. Presently, the local office market is approaching the bottom of the cycle, signaling potential opportunities for investors with access to capital, particularly with the rise in distressed properties. In addition to the existing cluster of major technology firms, the region also attracts employers with its highly educated workforce and access to the rest of the Bay Area, which are attributes that are unlikely to lose value during the coming years. Although an oversupply of recently completed space will contribute to a slow recovery through the short term, we expect the office market to perform well through the longer term, improving with the revitalization of the innovative tech industry. On the Real Estate Cycle Clock, we put the Silicon Valley office market at 1:30, signaling short-term weakness but an impending recovery.

East Bay

Economy

Overview

The Oakland metropolitan area is composed of Alameda and Contra Costa counties, located inland across the bay from San Francisco, and is often referred to as the East Bay. The region was home to more than 2.5 million people in 2009, and boasts a highly educated workforce, with approximately 39.1% of the population over the age of 25 years-old holding a bachelor’s degree or higher as of 2008, compared with 27.7% nationally. The East Bay is the site of many colleges and universities, including UC Berkeley, Mills College, Saint Mary’s University, California State University East Bay, and numerous community colleges and technical schools, including Ex’pression College for Digital Arts. Additionally, it has the third largest port complex on the west coast, a busy international airport, and serves as an international gateway to Asia.

The East Bay is typically the lower-cost alternative to San Francisco, and its industry mix revolves around trade activity, educational and health services, and government. These key strengths are reflected in the area’s top employers, the top five of which are UC Berkeley, Kaiser Permanente, the State of California, Safeway Inc., and Alameda County. Together these firms employed more than 68,000 people in 2009, about 7.0% of the East Bay’s 977,000 employees. In addition to these top employers, the East Bay’s most prominent university, UC Berkeley, also supports the efforts of the Lawrence Livermore National Laboratory and the Lawrence Berkeley National Laboratory. The Livermore Lab, as it is commonly referred to, typically focuses research efforts on defense-related activities, while the Berkeley Lab also focuses on these areas as well as genetic research. The East Bay’s core industries also drive growth in other sectors, including professional and business services and financial activities.

Historically, the East Bay’s economy has typically held up well during recessions. During the early 1990s, the Oakland metropolitan area lost 22,400 jobs in 1991 and 1992, largely as a result of weakness in the manufacturing sector caused by a pullback in defense spending during the time. While California’s recession lasted from 1991 through 1993 in terms of job contraction, the East Bay began adding jobs again by 1993. Job losses in 1991 and 1992 in the East Bay resulted in a 2.5% contraction, compared with San Francisco’s contraction of 4.6% during the same period. The next eight years brought an additional 192,000 jobs to the region, until the tech bust in 2001. Between year-end 2000 and year-end 2003, the economy

Largest Employers in the East Bay

Ranked by Number of Local Employees in 2009

Name	City	Employees
University of California, Berkeley	Berkeley	22,277
Kaiser Permanente	Oakland	17,572
State of California	Sacramento	9,746
Safeway Inc.	Pleasanton	9,570
Alameda County	Oakland	9,000
Contra Costa County	Martinez	8,423
Chevron Corp.	San Ramon	7,636
John Muir Health	Walnut Creek	6,335
Wells Fargo Bank	San Francisco	5,685
Alta Bates Summit Medical Center	Oakland	5,265

Source: San Francisco Business Times Book of Lists 2010

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shed 41,000 jobs, of which only 29,500 were recovered before the most recent recession took hold. However, the region is nonetheless on a long-term growth path. From year-end 1990 through year-end 2007, the region grew by almost 160,000 jobs, or by 18.0% on a cumulative basis.

Through December 2009, total employment contracted by 9.0% on a cumulative basis since January of 2008. The East Bay entered recession shortly after the national recession began, reflective of its large trade and government sectors – both of which drove overall jobs losses. The East Bay unemployment rate reached 11.8% in December 2009, the highest level since the recession in the early-1980s. As job growth returns in 2010 and accelerates through the forecast period, the unemployment rate is expected to decline accordingly, falling to 8.9% by 2011. The rate of job losses slowed in recent months, and we believe the economy is poised for a rebound in 2010, with employment growth accelerating in 2011 through 2014, averaging 1.2% annually.

The East Bay is an attractive place to live for those seeking proximity to San Francisco and San Jose, but at a lower cost. The economy is diverse, and this somewhat insulates the market from more severe contractions. In addition to its more traditional economic drivers such as trade, several smaller but growing clusters of employment are located in the East Bay, including biotech, clean energy technology innovation, and digital media.

Growth Industry Clusters

Trade

Wholesale trade makes up about one-third of total trade employment, employing roughly 43,000 people as of December 2009. With direct and indirect support and generation of more than 55,000 jobs and $7 billion in annual economic activity, the Port of Oakland is a major driver of the Bay Area economy. More than 2.3 million twenty-foot equivalent units (TEUs) of cargo passed through the port in 2008, ranking it third in California behind Los Angeles and Long Beach and fifth in the United States. Wholesale trade employment has typically moved in tandem with the overall economy, reflecting trade activity nationwide since it serves as one of the first points of entry for cargo coming from Asia.

Container activity at the Port of Oakland fell 8.2% in 2009, with inbound-loaded TEUs falling by 19.8% and outbound-loaded TEUs increasing by 6.4% in comparison with the previous year. The drop in trade is reflective of the overall national recession and decline in imports. The weak dollar strengthened exports. However, as the economy recovers and trade activity picks up, we expect activity at Oakland’s ports and trade employment to increase accordingly.

In addition to wholesale trade, retail trade is a large component of overall trade activity, accounting for more than 70% of all trade jobs, or more than 104,000 jobs as of August. The largest retail trade employer in the region is Safeway Inc., a grocery chain headquartered in Alameda County. Overall retail trade employment has suffered the ill effects of the recession, as consumer spending has declined.

The overall trade sector accounts for 15.1% of total employment, and is one of the driving forces of economic growth. Although activity has slowed, this is largely a result of the global recession and weaker consumer demand. We expect employment growth will return in 2010, and accelerate through 2014.

Biotechnology

The East Bay has a small cluster of biotech employment, including major international firms Bayer HealthCare Pharmaceuticals in Berkeley and Novartis Vaccines and Diagnostics in Emeryville. Bayer’s decision to stay in Berkeley in September 2009 is expected to attract additional modern manufacturing facilities to the East Bay in the coming years as the biotech hub expands. Other major biotech companies already in the area include Celera in Alameda, Xoma Ltd in Berkeley, Dynavax Technologies in Berkeley, and Onyx Pharmaceuticals in Emeryville. UC Berkeley and its affiliated Lawrence Berkeley National Laboratory is a major draw for biotech firms locating in the region, particularly because of its Joint Genome Institute that is an arm of the Human Genome Project. Likewise, the highly skilled labor force associated with these institutions also benefits local firms. Furthermore, the East Bay’s proximity to suburban workforce housing provides an additional benefit beyond cost concerns. Although the existing cluster is small when compared with neighboring San Francisco, the East Bay is a highly competitive alternative in terms of cost efficiency, available land for growth and proximity to workforce housing.

Clean Technology

The Bay Area has a large clean tech industry cluster with a high concentration of related companies and venture capital investment firms located within the region. In 2009, the San Francisco-Oakland-San Jose metropolitan area ranked first in the country for clean-tech

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job activity, according to a report published by Clean Edge. Similar to biotech, the presence of UC Berkeley and Lawrence Berkeley National Laboratory has helped to attract clean tech firms and talent to the East Bay. Clean tech firms in the East Bay are mainly situated in areas adjacent to the cities of Berkeley and Emeryville in Alameda County.

Existing energy-related and biotechnology companies in the area, natural resources, and proximity to research institutions make the East Bay a prime location for companies focused on biofuel and renewable energy generation. By California standards, the Bay Area has a substantial amount of renewable natural resources. Altamont Pass in Alameda County is one the primary sources for wind energy for the state of California. Likewise, Alameda, Contra Costa, and Santa Clara counties have relatively good solar resources to generate electrical power. The combination of renewable resources and consumer sentiment help fuel innovation and investment in the region.

Given the drop-off in venture capital activity during recent quarters, federal government funding has become the primary monetary source for clean tech innovations. Lawrence Berkeley National Laboratory is one of the leading laboratories in funds awarded from the U.S. Department of Energy stimulus, receiving $156.1 million in federal stimulus money to support research in biofuels, fusion energy, and infrastructure improvements, as of August. Guided by federal assistance, advances in clean energy technology during this trough in the economic cycle should help spur job growth into the forecast period and place the East Bay economy in a favorable position once this down period in the cycle passes.

Digital Media

Emeryville has a small cluster of digital entertainment companies, including Pixar Animation Studios, MobiTV, Gracenote Inc., and Backbone Entertainment. This presence spills over into parts of Berkeley as well, which is home to Tippett Studio and the Berkeley Digital Film Institute. Although plans are on hold, major Hollywood producers have considered opening a film studio in the East Bay, demonstrating the draw of the small but dynamic cluster to outside entities. Although the digital media cluster in the East Bay is smaller than the cluster in Los Angeles, it is growing and drawing new talent from around the state. The digital media cluster in the East Bay only adds to the creative culture throughout California, and the services offered by this cluster complement the media and entertainment industry in Los Angeles, while also feeding off the new technologies being developed throughout the Bay Area. Given the innovative nature of the digital media industry, as well as the growing demand for new technological developments in entertainment, the digital media industry will likely be a source of expansion for the East Bay in the years to come.

Office Market

Overview

The East Bay’s overall office market, which includes downtown Oakland, suburban Alameda County and Contra Costa County, contains nearly 59 million square feet of office space. The East Bay office market is a popular alternative to costly office space in San Francisco and the Peninsula. A significant portion of economic activity in the area is tied to the Port of Oakland. Several large corporations are headquartered within the Oakland MSA, including Kaiser Permanente, Dreyer’s, and Clorox. Furthermore, many companies have chosen the East Bay for their back-office operations because of the lower occupancy costs and suburban environment. UC Berkeley also draws a number of firms to the suburban Alameda submarket, particularly those that can benefit from the university’s resources, such as the Lawrence Berkeley National Laboratory. These companies include those in the small but growing local biotechnology and clean energy clusters.

Although job losses have had a negative impact on demand for office space, we expect office-using employment growth to return by 2010 and accelerate through the forecast period. The East Bay

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East Bay Overall Office Market Statistics(1)

		2005	2006	2007	2008	2009	2010f	2011f	2012f	2013f	2014f
Stock	(SF,000)	58,147	58,147	58,423	58,467	58,860	58,927	58,927	58,927	58,927	58,927
New Construction	(SF,000)	—	—	276	44	393	67	—	—	—	—
Net Absorption	(SF,000)	1,482	526	(602)	(238)	(1,291)	155	390	525	255	825
Occupied Stock	(SF,000)	49,460	49,986	49,384	49,146	47,854	48,009	48,399	48,924	49,179	50,004
Vacancy Rate		14.9%	14.0%	15.5%	15.9%	18.7%	18.5%	17.9%	17.0%	16.5%	15.1%
Rent	($/SF)	$22.26	$24.57	$26.54	$26.69	$23.47	$22.77	$23.04	$23.71	$24.25	$25.14
Rent Growth		1.5%	10.4%	8.0%	0.6%	-12.1%	-3.0%	1.2%	2.9%	2.3%	3.7%

(1)	Construction, net absorption and rent growth are year-to-date values.

office market benefits from its proximity to industry clusters, such as the technology cluster in Silicon Valley, as well as its relative affordability, access to a well-educated labor force, and ample transportation links.

The East Bay’s overall office market improved during the recent housing boom. The vacancy rate steadily declined from its high of 18.6% in 2002 to 14.0% in 2006. However, it was still far higher than the low of 5.0% posted in 2000. In spite of these historically high vacancy rates, a flood of capital into real estate caused competition between investors, and much of Downtown Oakland’s office stock traded hands during this time. These new institutional landlords, bolstered by rising occupancy levels, raised rents aggressively in an attempt to reach pro forma expectations. As a result, asking rent growth was robust during the boom, averaging 6.6% per year from 2005 to 2007. Historically, the area has received a low level of new construction, in part because of a difficult zoning and approval process, as well as a lack of demand. From 2005 to 2008, only 320,000 square feet of new supply were delivered throughout the East Bay’s office market.

Market Conditions

A contraction in employment led to an increase in the total office vacancy rate in the East Bay beginning in 2007. The vacancy rate as of the fourth quarter of 2009 stood at 18.7%, surpassing its tech-bust high. Accordingly, asking office rents dropped 12.1% year-over-year to $23.47 in the fourth quarter of 2008 and are expected to fall through 2010. The East Bay office market should see minimal new construction through 2012, although 67,000 square feet are expected in 2010. We expect absorption to slowly and steadily ramp up through the forecast period, as companies in high-growth sectors seek cost efficient space and back-office operations continue to grow in the area. Furthermore, a rebound in consumer and business spending should increase port activity, adding to demand for space. The growing need for health care should buoy demand through the long term, while growth industries such as clean energy and biotech in Alameda County fuel job creation. Extended population growth and a housing market recovery should also contribute to the long-term health of the East Bay economy. We predict a fall in the vacancy rate to 15.1% in 2014, while annual rent growth accelerates to 3.7%. In the near term, we expect the East Bay market to slowly recover, with more substantial growth occurring beyond our forecast horizon.

Investment Activity

Investors pulled back sharply on East Bay purchases as the recession hit. Annual dollar volume of transactions for office properties in the Oakland metropolitan area peaked at nearly $2 billion in 2007. Only seven properties traded hands in 2009 for a total volume of $187.5 million. Price and cap rate trends have generally fluctuated around the national average in the East Bay. In 2009, the average price paid per square foot was $236 as compared with $187 on the national level. The average cap rate in 2009 was 8.8% in the East Bay, as compared with 8.3% nationally, although with so few properties trading in the East Bay, this average cap rate measure may not be representative of values market-wide.

At year-end 2009, 18 properties had become distressed in the East Bay since the onset of the recession. Of these, four properties were foreclosed upon and three more went into receivership, with three resolved. We expect this trend to continue through the near term, as debt comes due for properties bought at the height of the market in an environment of stricter lending standards.

CBD Market Conditions

The Oakland CBD office market is comprised of more than 13.0 million square feet of office space, and includes the submarkets of Telegraph, Lake Merritt, Courthouse, Jack London Square and Oakland City Center. Anemic leasing activity, company relocations, and the delivery of new space further softened CBD office market

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conditions through 2009. In the fourth quarter of 2009, the CBD office vacancy rate increased 450 basis points year-over-year to 18.0%. The completion of 110,000 square feet of new office space in Jack London Square was the main contributor to the increase in the CBD vacancy rate in of the first half of 2009. With no tenants in place, the vacancy rate in the Jack London Square submarket increased to 25.7% by year-end from 15.3% in the fourth quarter of 2008. As a result of poor market conditions, asking rents fell by 10.8% in 2009.

Limited office employment growth in 2010 should restrain office demand, leading to an additional 2.9% decline in office rents that year, while the vacancy rate remains relatively flat. Weak demand fundamentals through much of the forecast period and the resultant limited financing for commercial construction will leave the development pipeline virtually empty through most of the forecast period. In the long term, however, this lack of new supply should benefit downtown Oakland office market fundamentals as demand slowly rebounds. Additionally, the relatively affordable office space, convenient transportation links and access to businesses and resources throughout the Bay Area should continue to draw companies to the Oakland MSA, particularly those dealing in trade, health care, construction and engineering. Growth in the educational and health services sector should be the main driver during the near term. Furthermore, as premium areas such as Jack London Square and Lake Merritt continue to develop, Oakland’s CBD could potentially attract a more diverse group of high-quality tenants. We expect the vacancy rate to drop to 12.3% by 2014, at which point annual growth in asking rents should reach 4.2%.

During 2009, no office property transactions were completed in downtown Oakland.

Suburban Market Conditions

The suburban office market includes space in both Alameda and Contra Costa counties. Alameda County is the seat of many of the

East Bay’s growth industries, such as digital media in Emeryville and clean tech in Berkeley. The expansive Contra Costa County office market has an inventory of about 33.5 million square feet of space, which is larger than the Oakland CBD and suburban Alameda County markets combined. Because land is more readily available for expansion in the market, Contra Costa County has experienced the largest growth in inventory since 1986. Contra Costa County’s suburban office market received much of its growth during the recent boom from housing-related industries, including mortgage lenders, construction companies and real estate agents. This led to an earlier deterioration of office fundamentals, with a rise in the vacancy rate beginning in 2006 in Contra Costa, as compared with 2008 for Alameda County. However, the educational and health services and government sectors have provided a relatively steady source of office-using employment throughout the suburban market.

Mounting sublease opportunities and falling office employment levels have left owners struggling to maintain occupancy levels. Declining office demand driven by continued cost-cutting measures by financial and tech-related companies and layoffs across all industry sectors brought swaths of unoccupied space to market. The main

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office-using employment sectors - financial activities, professional and business services, and information services - shed more than 7,000 jobs during 2009, following the loss of close to 13,000 office jobs in all of 2008.

This trend brought office vacancy rates to 18.9% in suburban Alameda and in Contra Costa County. Companies continue to shed excess space, while leasing activity is dominated by smaller lease renewals. Asking rents declined by 15.3% and 11.1% in suburban Alameda and Contra Costa County, respectively.

As the demand for office space remains flat through much of 2010, we expect lease rates to fall by another approximately 3% in both markets, effectively canceling out the increase in office lease rates during 2007 and 2008. In the long term, a lower cost of business, proximity to universities and research centers, and the presence of budding industry clusters bode well for the future of the East Bay’s suburban office market.

With no transactions recorded in the CBD, the suburban market accounted for the entirety of investment activity in the East Bay.

Market Summary

The Oakland metropolitan area office market offers many benefits to tenants seeking to locate in the Bay Area, including more affordable space than in adjacent markets, room for development, and access to a number of unique resources such as UC Berkeley. Additionally, its location allows for easy access to industry clusters in San Francisco and Silicon Valley. We expect that the affordability factor could be more important going forward as companies are reluctant to lease premium space following this recession. However, employment expansion will proceed at a slower pace in the East Bay, as compared with San Francisco or San Jose, because of the relatively small presence of growth industries in the area. Currently the Oakland office clock is at 1:30, reflecting the risk of further declines in fundamentals. This is a particularly significant near-term risk, as the East Bay is subject to trade declines caused by an extended depression of consumer and business spending. However, during the longer term, we expect that the region’s growth industries will fuel demand for quality office space and spillover tenants from the neighboring metropolitan areas will drive the office market’s rebound.

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